UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2019

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                      Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Execution Version

METHANEX CORPORATION

as Borrower

- and -

ROYAL BANK OF CANADA

as Agent Bank

- and –

THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH

ON THE EXECUTION PAGES HEREOF UNDER

THE HEADINGS “FACILITY A LENDERS”

AND “FACILITY B LENDERS”

as Lenders

AMENDED AND RESTATED CREDIT AGREEMENT (2019)

BNP PARIBAS, ACTING THROUGH ITS CANADA BRANCH, MIZUHO BANK, LTD. and

BANK OF MONTREAL

Syndication Agents

HSBC BANK CANADA and JPMORGAN CHASE BANK, N.A.

Documentation Agents

RBC CAPITAL MARKETS INC.

Lead Arranger and Bookrunner

Dated for reference July 25, 2019

(i)

(ii)

(iii)

(iv)

Section 12.16	Prior Understandings	120

Section 12.17	Time of Essence	120

Section 12.18	Counterparts	121

Section 12.19	AML Legislation	121

(v)

SCHEDULES

1	Lenders; Commitments

2	Borrowing Notice

3	Drawing Notice

4	Interest Rate Election

5	Issue Notice

6	Letter of Credit

7	Notice Periods

8	Corporate Matters

9	Certain Existing Liens, etc.

10	Power of Attorney

11	Change of Control

12	Applicable Margin

13	Compliance Certificate

14	Form of ICR Waiver Period Election

15	Form of Notice of Repayment

16	Medicine Hat Site

17	Form of ICR Waiver Period Certificate

18	Material Contracts

19	Core Permits

20	G3 Lands

21	Form of Assignment & Assumption (Borrower)

22	Form of Guarantee

(vi)

THIS AMENDED AND RESTATED CREDIT AGREEMENT is dated for reference July 25, 2019

AMONG:

METHANEX CORPORATION

as Borrower
OF THE FIRST PART

AND:

ROYAL BANK OF CANADA

as Agent Bank

OF THE SECOND PART

AND:

THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH ON THE EXECUTION PAGES HEREOF UNDER
THE HEADINGS “FACILITY A LENDERS”
AND “FACILITY B LENDERS”

as Lenders
OF THE THIRD PART

WHEREAS the parties (other than Bank of America, N.A., Canada Branch) are party to an amended and restated credit agreement dated for reference October 24, 2017 (the “2017 ARCA”), which is a fifth amendment and restatement of an original credit agreement dated for reference July 31, 2009 amongst the parties (such original credit agreement, as heretofore amended and restated, the “2009 Credit Agreement”), and the parties have now agreed to certain amendments thereto (and, in the case of Bank of America, N.A., Canada Branch, to become a Facility B Lender) and in that regard have agreed that the 2009 Credit Agreement will be further amended and restated by this amended and restated credit agreement (“this agreement”) effective on the Closing Date;

NOW THEREFORE in consideration of the mutual covenants and agreements herein set forth and other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the parties agree as follows:

Methanex 2019 Credit Agreement

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this agreement, the following terms shall have the following meanings:

(1)	“Acceptable Replacement Security” has the meaning set forth in section 2.1(7).

(2)

“Accommodation” means (i) an Advance made by a Lender on the occasion of any Borrowing pursuant to a Borrowing Notice, (ii) the creation of Bankers’ Acceptances (or the making of a BA Equivalent Advance) by a Lender on the occasion of any Drawing pursuant to a Drawing Notice, and (iii) the issue of a Letter of Credit by a Lender on the occasion of any Issuance pursuant to an Issue Notice.

(3)

“Advance” means an advance of monies made by a Lender hereunder. Advances may be denominated in US Dollars (a “US Dollar Advance”) or Cdn Dollars (a “Canadian Dollar Advance”). A Canadian Dollar Advance shall be designated a “Cdn Prime Rate Advance” and a US Dollar Advance shall be designated from time to time, by election of the Borrower, a “LIBOR Advance” or a “US Base Rate Advance”. Each of a Cdn Prime Rate Advance, a LIBOR Advance or a US Base Rate Advance is a “type” of Advance.

(4)

“affiliate” means, with respect to any person (the “first person”), any other person which directly or indirectly controls (or is a member of a group which directly or indirectly controls), or is under common control with, or is controlled by, the first person. As used in this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise); provided that, in any event and without limitation, any person or group of persons (known to the Borrower to comprise a group) which owns directly or indirectly (i) (in the case of the Borrower) more than 10% (and more than any other person or group of persons) or (ii) (in other cases) more than 50% of the securities having ordinary voting power for the election of directors or other governing body of a corporation or more than 50% of the partnership or other ownership interests of any other person will be deemed to control such corporation or other person. Notwithstanding the foregoing, neither the Agent Bank nor any Lender shall be deemed to be an affiliate of the Borrower solely by reason of its agency role or lending relationship.

(5)	“Agency” means any public debt rating agency of international repute, and shall include each of the following:

Moody’s

S&P

Methanex 2019 Credit Agreement

(6)	“Agent Bank” means Royal Bank of Canada in its capacity as administrative agent and any successor Agent Bank appointed in accordance with article 11.

(7)	“AML Legislation” has the meaning set forth in section 12.19.

(8)

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Borrower or any of its subsidiaries from time to time concerning or relating to bribery or corruption.

(9)

“Applicable Margin” means, in respect of each type of Accommodation, the applicable margin as set forth in schedule 12 annexed hereto. The Applicable Margin shall be determined from time to time by the Agent Bank, whose determination shall be conclusive and binding for all purposes hereof, absent demonstrated error. The Agent Bank shall provide notice to the Borrower and the Lenders of any change in the Applicable Margin; provided that any change in the Applicable Margin shall be effective on the date upon which the change in the applicable Rating occurred.

(10)	“Approved Securities” means:

(a)

bonds or other evidences of indebtedness of or fully guaranteed by the government of Canada or any province thereof or the United States of America or any state thereof, payable in Canadian Dollars or US Dollars and rated A2 (or the then equivalent grade) or higher by Moody’s or A (or the then equivalent grade) or higher by S & P in the United States of America or rated A (or the then equivalent grade) or higher by DBRS in Canada;

(b)

commercial paper or finance company paper rated Prime-1 (or the then equivalent grade) or higher by Moody’s or A-1 (or the then equivalent grade) or higher by S & P in the United States of America or rated R-1 (or the then equivalent grade) or higher by DBRS in Canada;

(c)	bankers acceptances of a Canadian chartered bank rated A2 (or the then equivalent grade) or higher by Moody’s or A (or the then equivalent grade) or higher by S & P; and

(d)

money market funds where the underlying securities are fully guaranteed by the government of Canada or any province thereof or the United States of America or any state thereof, payable in Canadian Dollars or US Dollars and rated A2 (or the then equivalent grade) or higher by Moody’s or A (or the then equivalent grade) or higher by S & P in the United States of America or A (or the then equivalent grade) or higher by DBRS in Canada;

and having a maturity that is not in excess of one year from the date of purchase and is otherwise selected to facilitate any payments expected to be made hereunder; Approved Securities shall not include:

(e)	bonds and other evidences of indebtedness, commercial paper or finance company paper issued by the Borrower or an affiliate thereof;

Methanex 2019 Credit Agreement

(f)	a direct investment in asset-backed securities; or

(g)

securities described in (b) and with respect to which the relative liquidity of the relevant market would create a reasonable expectation that such securities would trade at a material discount to their value in a fully liquid market.

(11)	“Assignee” shall have the meaning ascribed thereto in section 12.10(3).

(12)	“Atlas” means Atlas Methanol Company Unlimited.

(13)	“Atlas Condition” means that, at the relevant time, Atlas has no Debt other than (i) the Financial Lease comprised in the oxygen purchase arrangements with , and (ii) shareholder loans made to Atlas.

(14)

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the lesser of (i) the fair market value of the property subject to such Sale/Leaseback Transaction (as determined in good faith by the directors of the Borrower), or (ii) the present value (discounted at a rate per annum equal to the coupon on the 2014 US Notes due December 1, 2024, compounded annually) of the total obligations of the lessee for rental payments (excluding amounts required to be paid on account of operating costs, maintenance and repairs, insurance, taxes, assessments, utility rates and similar charges) during the remaining term of such lease (including any period for which such lease has been extended).

(15)	“BA Equivalent Advance” means in relation to a Drawing, an Advance in Canadian Dollars made by a Non-Acceptance Lender as part of the Drawing in accordance with the provisions of section 4.1(3).

(16)

“Bankers’ Acceptance” means either a depository bill, as defined by the Depository Bills and Notes Act (Canada), or a blank non-interest bearing bill of exchange, as defined by the Bills of Exchange Act (Canada), in either case drawn by the Borrower and accepted by a Facility A Lender as a bankers’ acceptance, as evidenced by such Facility A Lender’s endorsement thereof at the request of the Borrower pursuant to a Drawing Notice.

(17)	“Beneficiary” means, in respect of any Letter of Credit, the beneficiary specified therein.

(18)	“BNZ” means Bank of New Zealand.

(19)	“borrowed monies”, when used in conjunction with the expression “Debt”, shall have the meaning set forth in the definition of “Debt”.

(20)	“Borrower” means Methanex Corporation, a Canadian corporation.

(21)	“Borrower Party” means, collectively, the Borrower and each affiliate of the Borrower from time to time party to a Credit Facility Document.

Methanex 2019 Credit Agreement

(22)

“Borrower’s Account” means such Cdn Dollar or US Dollar account maintained by the Borrower with Royal Bank as the Borrower may designate from time to time by notice given to the Agent Bank, and may refer (as the context requires) to a separate account or sub-account established in the other currency.

(23)	“Borrowing” means a borrowing consisting of one or more Advances.

(24)	“Borrowing Notice” means a notice of a request for a Borrowing substantially in the form annexed as schedule 2 hereto, as defined in section 3.2(1).

(25)	“Business Day” means:

(a)	in respect of US Base Rate Advances and payments in connection therewith, a day (other than Saturday or Sunday) on which banks are open for business in New York City, Toronto and Vancouver;

(b)

in respect of LIBOR Advances and payments in connection therewith, a day (other than Saturday or Sunday) which is a day for trading by and between banks in US Dollar deposits in the London Eurodollar interbank market which is also a day on which banks are open for business in New York City, Vancouver and Toronto; and

(c)	for all other purposes of this agreement, a day (other than Saturday or Sunday) on which banks are open for business in Vancouver and Toronto.

(26)	“Canadian Dollars”, “Cdn Dollars” and “C$” each mean lawful money of Canada.

(27)	“Cdn Prime Rate” means, at any time, the greater of:

(a)

the rate of interest per annum established and reported by the Agent Bank from time to time as the reference rate of interest it charges to customers for Canadian Dollar loans made by it in Canada; and

(b)	the sum of (i) the average 30 day bankers’ acceptance rate as quoted on Reuters Service page CDOR as at 10:00 a.m. (Toronto time) on such day, expressed as a rate per annum, plus (ii) basis points;

as to which a certificate of the Agent Bank, absent manifest error, shall be conclusive evidence from time to time. With each quoted or published change in such rate of the Agent Bank there shall be a corresponding change in the rate of interest payable under this agreement, all without the necessity of any notice thereof to the Borrower or any other person.

Methanex 2019 Credit Agreement

(28)

“CDOR Rate” means, on any day, the annual rate of interest determined by the Agent Bank which is equal to the average of the yield rates per annum (calculated on the basis of a year of 365 days) applicable to Canadian Dollar bankers’ acceptances having, where applicable, identical issue and comparable maturity dates as the Bankers’ Acceptances proposed to be issued by the Borrower displayed and identified as such on the “CDOR Page” (or any display substituted therefor) of Reuters Monitor Money Rates Service at approximately 10:00 a.m. (Toronto time) on that day or, if that day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent Bank after 10:00 a.m. (Toronto time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided, however, if those rates do not appear on that CDOR Page, then the CDOR Rate shall be the discount rate (expressed as a rate per annum on the basis of a year of 365 day) applicable to those Canadian Dollar bankers’ acceptances in a comparable amount to the Bankers’ Acceptance proposed to be issued by the Borrower quoted by the Agent Bank as of 10:00 a.m. (Toronto time) on that day, or if that day is not a Business Day, then on the immediately preceding Business Day. Each determination of the CDOR Rate shall be conclusive and binding, absent manifest error, and may be computed using any reasonable averaging and attribution method; provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for purposes of this agreement.

(29)

“Change of Control Event” means the occurrence of a “Change of Control” as defined in the 2012 Fifth Supplemental on the date hereof (a copy of which definition is annexed as schedule 11), unless (i) at the time such Change of Control occurs the Borrower has two Ratings, and (ii) within 90 days of such Change of Control, such Ratings have not been lowered to less than:

(a)	BBB- by S&P and Ba1 by Moody’s; or

(b)	BB+ by S&P and Baa3 by Moody’s.

(30)	“Closing Date” means the date upon which the conditions set out in section 6.1 have been fulfilled to the satisfaction of, or waived by, the Lenders.

(31)	“Closing Total Budgeted Costs” means US .

(32)	“Commitment” means, in respect of a Lender, the sum of such Lender’s Facility A Commitment and Facility B Commitment.

(33)	“Compliance Certificate” means a certificate substantially in the form of schedule 13 annexed hereto executed by a Senior Officer of the Borrower, together with:

(a)

such information as shall be required by the Agent Bank, acting reasonably, in order to determine the status of compliance with sections 9.2(a) and (c), including a comparison of maintenance capital expenditures for the four most recent Financial Quarters as against projected maintenance capital expenditures for the ensuing four Financial Quarters, together with a reasonable explanation of material differences; and

(b)	details of any investments in or loans or advances to Non-Recourse Subsidiaries or (during the relevant Project Guarantee Period) ProjectCo’s.

Methanex 2019 Credit Agreement

(34)

“Consolidated Net Income” means, for any relevant period, the net income or net loss reported in the quarterly and annual consolidated statement of income included in the consolidated financial statements of the Borrower, prepared in accordance with GAAP.

(35)	“Consolidated Tangible Net Worth” means at any time the consolidated shareholders’ equity of the Borrower, excluding:

(a)	share capital that may be redeemed (other than solely at the option of the issuer) prior to the later of the Facility A Maturity Date and the Facility B Maturity Date;

(b)

50% of the amount of each Investment (as defined in section 9.2(d)(i)) in Non-Recourse Subsidiaries made prior to June 30, 2009 (net of any principal repayments or returns of capital made in respect of such Investments) and (without duplication) 50% of the amount of each Investment made to complete the Egypt Project prior to June 30, 2011 (net of any principal repayments or returns of capital made in respect of such Investments); provided that this paragraph (b) shall not apply to Atlas at any time that the Atlas Condition has been met or to the Egypt Owner at any time that the Egypt Condition has been met;

(c)	100% of the amount of:

(i)

any other Investment made in Non-Recourse Subsidiaries after the Closing Date and not otherwise provided for in (b); provided that, if the Atlas Condition has been met as at the relevant time, this paragraph (c) shall not exclude from Consolidated Tangible Net Worth the Borrower’s Investment in Atlas and further provided that, if the Egypt Condition has been met as at the relevant time, this paragraph (c) shall not exclude from Consolidated Tangible Net Worth the Borrower’s Investment in the Egypt Owner; and

(ii)

any Investment (provided, however, that neither (x) any amount in the case of acceptable liquid deposits (as defined in the definition of Funded Debt), nor (y) an amount up to US$10 million in the aggregate shall be required to be excluded) made in any other entity that is not a Restricted Subsidiary;

(d)	any shares in the capital of the Borrower held by or for the account of the Borrower;

(e)	any gains or losses with respect to IRRM’s that have been recognized or reported under GAAP, but which do not reflect obligations of any person due and payable at that time;

(f)

up to US$125 million in aggregate cumulative after-tax non-cash long-term asset revaluations (write-downs or write-ups) under GAAP in the calculation of consolidated shareholders’ equity since January 1, 2011;

Methanex 2019 Credit Agreement

(g)

with respect to up to three plants relocated from Chile to Louisiana, the after-tax impact of up to US$25 million per plant in aggregate cumulative non-cash long-term asset write-downs (embedded installation costs) under GAAP in the calculation of consolidated shareholders’ equity since January 1, 2011 with respect to such plants; and

(h)

in addition to the exclusion provided for in (g) above, with respect to up to three plants relocated from Chile to Louisiana, the after-tax impact of up to US$35 million per plant in aggregate cumulative plant decommissioning and dismantling costs with respect to such plants not eligible for capitalization under GAAP and which were deducted in calculating Consolidated Net Income;

calculated in accordance with GAAP as set forth in the most recent financial statements delivered under section 9.1(1)(i).

(36)

“Core Permits” means the G3 Permits required to be obtained under applicable environmental review and other legislation in Louisiana as listed in schedule 19, and such other G3 Permits as shall be established and agreed in writing by the Borrower and the Agent as material to the G3 Project

(37)	“Credit Facility” means, collectively, Facility A and Facility B.

(38)

“Credit Facility Documents” means this agreement, the Medicine Hat Security, Bankers’ Acceptances, Letters of Credit and all other agreements, instruments, certificates and documents to be executed and delivered to the Agent Bank or the Lenders by or on behalf of the Borrower hereunder or thereunder; provided that the Medicine Hat Security shall only be Credit Facility Documents after its release from escrow in accordance with section 6.4.

(39)

“Current Restricted Project Owner” means a person that directly owns, legally or beneficially, all, or a material portion of or interest in, a project which is a Restricted Project as at the date of this agreement.

(40)	“DBRS” means DBRS Limited and any successor to its ratings agency business.

(41)	“Debt” of any person means (without duplication, all as calculated in accordance with GAAP):

(a)

all indebtedness of such person for borrowed money and similar credit made available to such person, including mark-to-market or similar reimbursement obligations with respect to IRRM’s that are due and payable at that time;

(b)

all indebtedness of such person for contingent reimbursement obligations in respect of borrowed money and similar credit made available to such person, including obligations with respect to bankers’ acceptances, letters of credit and letters of guarantee in respect of borrowed money and similar credit made available to such person;

Methanex 2019 Credit Agreement

(c)

all indebtedness of such person for the deferred purchase price of property or services, other than trade indebtedness accounted for as accounts payable and incurred in the ordinary course of business, net of prepayments for the foregoing;

(d)

all indebtedness created or arising under any Purchase Money Mortgages (even though the rights and remedies of the seller or lender thereunder in the event of default are limited to repossession or sale of the purchased property);

(e)	the capitalized amount of all obligations under Financial Leases in respect of which such person is liable as lessee, as so capitalized in accordance with GAAP;

(f)

the amount for which any shares in the capital of any such person that is a corporation may be redeemed if the holders of such shares are entitled at such time to require such person to redeem such shares, or if such person is otherwise obligated at such time to redeem such shares, in each case whether on notice or otherwise; and

(g)

all obligations of the type referred to in (a) through (f) above, inclusive, of other persons for the payment of which such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including any Guarantees of such obligations; provided that, for greater certainty and without limitation, if and to the extent that a Project Guarantee includes a completion guarantee or similar arrangement whereby the Borrower may become liable to make certain payments and/or incur certain costs and expenses, the amount included hereunder shall be the amount of the relevant Project Debt.

Any reference herein to Debt comprising “borrowed monies” shall constitute a reference to Debt of the nature described in items (a) to (e), inclusive, and item (g) where the underlying Debt subject to the Guarantee is of the nature described in items (a) to (e), inclusive.

For the purposes of paragraph 9.2(a), the Debt comprising borrowed monies of the Borrower and all Restricted Subsidiaries secured by Permitted Liens shall be deemed to be the lesser of the value of such Lien or the amount of the Debt so secured.

(42)	“Default” means an event which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

(43)

“Discount Proceeds” means the net cash proceeds to the Borrower from Bankers’ Acceptances calculated at the applicable Discount Rate, before deduction or payment of the fees to be paid to the Facility A Lenders under section 4.4.

(44)	“Discount Rate” means:

(a)	with respect to an issue of Bankers’ Acceptances accepted by a Lender that is a bank under Schedule I of the Bank Act (Canada), the CDOR Rate; and

Methanex 2019 Credit Agreement

(b)	with respect to an issue of Bankers’ Acceptances accepted by a Lender that is a bank under Schedule II or Schedule III to the Bank Act (Canada), the lesser of:

(i)	the rate set out in clause (a) above plus one-tenth of one (1/10%) percent; and

(ii)

the annual rate, expressed as a percentage, determined by the Agent Bank as the average discount rate for bankers’ acceptances having a comparable face value and a comparable issue and maturity date to the face value and issue and maturity date of that issue of Bankers’ Acceptances calculated on the basis of a year of 365 days, accepted by the Reference Lenders at or about 10:00 a.m. (Toronto time) on the date of issue of those Bankers’ Acceptances.

(45)

“Disposition Proceeds” means, with respect to any sale or other disposition of all or any part of the G3 Project, the net amount equal to the aggregate amount received in cash (including any cash received by way of deferred payment pursuant to a note receivable, other non-cash consideration or otherwise, but only as and when such cash is so received) in connection with such sale or other disposition, less:

(a)	fees (including legal fees), commissions and other out-of-pocket expenses incurred or paid for by the Borrower or any of its Restricted Subsidiaries in connection with such sale or other disposition;

(b)	taxes incurred in connection with such sale or other disposition, whenever payable;

(c)	proceeds of sales of inventory and obsolete equipment in the ordinary course of business; and

(d)	proceeds used within a period of 180 days for the replacement of the relevant assets or as otherwise reinvested in the G3 Project.

(46)

“Drawing” means the creation of Bankers’ Acceptances by a Lender or Participant in accordance with the provisions of this agreement (including the making of a BA Equivalent Loan by a Non-Acceptance Lender).

(47)	“Drawing Date” means any Business Day fixed in accordance with the provisions of this agreement for a Drawing.

(48)	“Drawing Notice” means a notice of request for a Drawing substantially in the form annexed as schedule 3 hereto, as defined in section 4.2(1).

(49)	“EBITDA” means, for any relevant period and without duplication, the Consolidated Net Income of the Borrower for such period, plus:

(a)	the net loss of Non-Recourse Subsidiaries included in calculating Consolidated Net Income;

Methanex 2019 Credit Agreement

(b)

the aggregate consolidation adjustments that were deducted in calculating Consolidated Net Income in respect of transactions between Non-Recourse Subsidiaries on the one hand and the Borrower or Restricted Subsidiaries on the other;

(c)	Net Interest Expense;

(d)

amounts deducted in calculating Consolidated Net Income in respect of the repurchase or redemption of any securities of the Borrower and Restricted Subsidiaries, including in connection with the early retirement or defeasance of any debt;

(e)	amounts deducted in calculating Consolidated Net Income in respect of income taxes of the Borrower and Restricted Subsidiaries;

(f)	amounts deducted in calculating Consolidated Net Income in respect of depreciation and amortization of the Borrower and Restricted Subsidiaries;

(g)

cash dividends, and interest payments on shareholder loans, received by the Borrower and Restricted Subsidiaries from Non-Recourse Subsidiaries; provided that the amount added to EBITDA under this paragraph (g) shall not exceed 35% of the final amount determined to be EBITDA in accordance with this definition, and for this purpose (i) if the Atlas Condition has been met as at the end of the relevant period any amounts received from Atlas and added to EBITDA shall not be counted in determining such 35% threshold, and (ii) if the Egypt Condition has been met as at the end of the relevant period any amounts received from the Egypt Owner and added to EBITDA shall not be counted in determining such 35% threshold;

(h)	non-cash items deducted in calculating Consolidated Net Income, in respect of:

(i)	the closure, restructuring, conversion, sale, abandonment or other disposition of the property, plant and equipment of the Borrower and Restricted Subsidiaries;

(ii)	write-downs of property, plant and equipment of the Borrower and Restricted Subsidiaries;

(iii)	foreign exchange adjustments on debt of the Borrower and Restricted Subsidiaries;

(iv)	compensation expense related to stock options of the Borrower and Restricted Subsidiaries; and

(v)

losses with respect to IRRM’s of the Borrower and Restricted Subsidiaries that have been recognized or reported under GAAP, but which do not reflect obligations of any person due and payable at that time;

Methanex 2019 Credit Agreement

(i)

unusual one-time cash items of the Borrower and Restricted Subsidiaries (to a maximum aggregate for all such items of US$50 million for the fiscal years 2018 through 2024), including but not limited to items in respect of site restoration of property, plant and equipment or closure, restructuring, conversion, sale, abandonment or other disposition of property, plant and equipment, deducted in calculating Consolidated Net Income for such period (and with respect to site restoration only, amounts deducted in calculating Consolidated Net Income in the current period or any prior periods);

(j)	amounts deducted in calculating Consolidated Net Income in respect of extraordinary items of the Borrower and Restricted Subsidiaries;

(k)

with respect to up to three plants relocated from Chile to Louisiana, up to US$35 million per plant in aggregate cumulative plant decommissioning and dismantling cash costs with respect to such plants not eligible for capitalization under GAAP and which were deducted in calculating Consolidated Net Income; and

(l)	all cash receipts during such period relating to non-cash items or charges which were deducted in determining EBITDA in any prior period of the Borrower and Restricted Subsidiaries;

minus:

(m)	the net income of Non-Recourse Subsidiaries included in the calculation of Consolidated Net Income;

(n)

the aggregate consolidation adjustments that were added in calculating Consolidated Net Income in respect of transactions between Non-Recourse Subsidiaries on the one hand and the Borrower or Restricted Subsidiaries on the other;

(o)

amounts added in calculating Consolidated Net Income in respect of the repurchase or redemption of any securities of the Borrower and Restricted Subsidiaries, including in connection with the early retirement or defeasance of any debt;

(p)	amounts added in calculating Consolidated Net Income in respect of income taxes of the Borrower and Restricted Subsidiaries;

(q)	non-cash items added in calculating Consolidated Net Income, in respect of:

(i)	the closure, restructuring, conversion, sale, abandonment or other disposition of the property, plant and equipment of the Borrower and Restricted Subsidiaries;

Methanex 2019 Credit Agreement

(ii)	write-ups of property, plant and equipment of the Borrower and Restricted Subsidiaries;

(iii)	foreign exchange adjustments on debt of the Borrower and Restricted Subsidiaries; and

(iv)

gains with respect to IRRM’s of the Borrower and Restricted Subsidiaries that have been recognized or reported under GAAP, but which do not reflect obligations of any person due and payable at that time;

(r)	amounts added in calculating Consolidated Net Income in respect of extraordinary items of the Borrower and Restricted Subsidiaries; and

(s)	all cash payments during such period relating to non-cash items or charges which were added back in determining EBITDA in any prior period of the Borrower and Restricted Subsidiaries;

all of which shall be calculated in accordance with GAAP unless otherwise expressly described.

(50)	“EDC” means Export Development Canada.

(51)

“Egypt Condition” means that, at the relevant time, the Egypt Owner has no Debt, other than shareholder loans made to the Egypt Owner, and is not subject to any restriction on its ability to make distributions to equity holders.

(52)	“Egypt Owner” means Egyptian Methanex Methanol Company S.A.E.

(53)

“Egypt Project” means the 1.3 million tonnes per year methanol facility located in Damietta, Egypt (and in respect of which the Borrower owns a 50% interest through a Non-Recourse Subsidiary), which commenced commercial operations in 2011.

(54)

“Environmental Laws” means, with respect to a person, all applicable Laws, Permits and guidelines or requirements of any Official Body (whether or not having the force of Law), and including consent decrees or similar Permits to which such person is a party or otherwise subject, and administrative orders which may affect such person relating to public health and safety, protection of the environment, the Release of Hazardous Materials and occupational health and safety.

(55)	“EPCM Contractor” means , or such replacement as may be chosen by the Borrower.

(56)

“Equator Principles” means the standards entitled “A financial industry benchmark for determining, assessing and managing environmental and social risk in projects” dated June 2013 and adopted by certain financial institutions, as the same may be amended or supplemented from time to time.

Methanex 2019 Credit Agreement

(57)

“Equivalent Amount” means, on a particular date in respect of an amount expressed in Cdn Dollars, the equivalent amount in US Dollars determined by reference to the Spot Rate at which Cdn Dollars may be exchanged into US Dollars as published on the Reuters Screen page BOFC. For this purpose, “Spot Rate” means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Business Day, then at approximately close of business on the immediately preceding Business Day), and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Agent Bank on the Business Day such conversion is to be made in accordance with its normal practice.

(58)	“Euro” means a euro unit as defined in the European Council Regulation on the legal framework for the introduction of the euro.

(59)	“Event of Default” has the meaning set forth in section 10.1.

(60)

“Face Amount” means, in respect of a Bankers’ Acceptance, the amount payable to the holder thereof on its maturity (or, in the case of a BA Equivalent Advance, the principal amount thereof) and, in respect of a Letter of Credit, the maximum amount that may from time to time be payable to the Beneficiary thereof.

(61)	“Facility” means, as the context requires, Facility A or Facility B, and “Facilities” means both Facility A and Facility B together.

(62)	“Facility A” means the revolving operating facility to be made available to the Borrower by the Facility A Lenders in an aggregate principal amount not to exceed the Total Facility A Commitment.

(63)

“Facility A Commitment” means, in respect of a Lender, the amount set forth opposite such Lender’s name under the heading “Facility A Commitment” as set forth in schedule 1 annexed hereto, subject to reduction as set forth in sections 2.2(1) and 2.3.

(64)	“Facility A Lenders” means those Lenders set forth in schedule 1 annexed hereto and designated “Facility A Lenders”, together with their respective permitted assigns.

(65)

“Facility A Majority Lenders” means, at any time, Facility A Lenders whose respective individual Facility A Commitments aggregate at least 66-2/3% of the Total Facility A Commitments at such time; provided that, at any time that the Facility A Commitments shall have been terminated in full, “Facility A Majority Lenders” shall mean Facility A Lenders whose respective individual Principal Outstanding under Facility A aggregate at least 66-2/3% of the total Principal Outstanding under Facility A of all Facility A Lenders at such time.

(66)	“Facility A Maturity Date” means the fifth anniversary of the Closing Date.

(67)

“Facility B” means the course-of-construction non-revolving term credit facility to be made available to the Borrower by the Facility B Lenders in an aggregate principal amount not to exceed the Total Facility B Commitment.

Methanex 2019 Credit Agreement

(68)

“Facility B Commitment” means, in respect of a Lender, the amount set forth opposite such Lender’s name under the heading “Facility B Commitment” as set forth in schedule 1 annexed hereto, subject to reduction as set forth in sections 2.2(2) and 2.3.

(69)	“Facility B Lenders” means those Lenders set forth in schedule 1 annexed hereto and designated “Facility B Lenders”, together with their respective permitted assigns.

(70)

“Facility B Majority Lenders” means, at any time, Facility B Lenders whose respective individual Facility B Commitments aggregate at least 66-2/3% of the Total Facility B Commitments at such time; provided that, at any time that the Facility B Commitments shall have been terminated in full, “Facility B Majority Lenders” shall mean Facility B Lenders whose respective individual Principal Outstanding under Facility B aggregate at least 66-2/3% of the total Principal Outstanding under Facility B of all Facility B Lenders at such time.

(71)	“Facility B Maturity Date” means the fifth anniversary of the Closing Date.

(72)	“Facility B Repayment Date” means such date as all Facility B Obligations shall have been repaid in full and the Total Facility B Commitments reduced to zero.

(73)

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent Bank from three Federal funds brokers of recognized standing selected by it.

(74)	“FID” means the final decision of the board of directors (or appropriate delegates) of the Borrower to proceed with the G3 Project, whether occurring prior to or after the date of execution hereof.

(75)

“Financial Lease” means at any time any lease of property, real or personal, moveable or immoveable (whether or not such lease is intended as security), in respect of which the present value of the minimum rental commitment would, in accordance with GAAP, be capitalized on a balance sheet of the lessee.

(76)	“Financial Quarter” means a period of three consecutive months ending on March 31, June 30, September 30 or December 31, as the case may be.

(77)	“Financial Year” means a financial year commencing on January 1 of each calendar year and ending on December 31 of such year.

(78)

“Funded Debt” means at any time the aggregate Debt comprising borrowed monies of the Borrower and the Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP (including (i) current maturities, and (ii) the Debt comprised in all Project Guarantees); provided that, in calculating the Funded Debt Ratio at any particular time, the following shall be deducted from Funded Debt:

Methanex 2019 Credit Agreement

(a)	the Ship Lease Adjustment at such time; and

(b)

the amount at such time of actual cash on hand (including acceptable liquid deposits and Approved Securities, such Approved Securities being valued at the lower of book value and market value), but net of outstanding items, and which deduction from Funded Debt:

(i)	shall be available only if there has been timely payment in accordance with relevant contract terms of all accounts payable, whether in respect of Debt or otherwise; and

(ii)

shall apply only to the extent that the cash on hand is free from any Liens or any lockbox, control, blocked account or similar arrangements, covenants or other restrictions against its use for such purposes as the Borrower shall see fit.

For the purposes of this definition:

(c)	“acceptable liquid deposits” shall mean deposits which satisfy either of the following criteria:

(i)	the deposit-taker is a financial institution rated A (or the then equivalent grade) or higher by S & P or A2 (or the then equivalent grade) or higher by Moody’s; or

(ii)

the deposit-taker is a financial institution rated at or above BBB and below A (or the respective then equivalent grades) by S & P or at or above Baa2 and below A2 (or the respective then equivalent grades) by Moody’s; provided that the aggregate deposits falling under this item (ii) shall not at any time exceed US$15 million; and

(d)

“financial institution” shall mean an entity that is engaged in the business of banking, the loan business or the business of dealing in securities or is otherwise engaged primarily in the business of providing financial services.

(79)	“Funded Debt Ratio” means the ratio of Funded Debt to Total Capitalization as at the end of the most-recently completed Financial Quarter.

(80)

“Funding Proportion” means, in respect of any Project Costs for which an Advance under Facility B is requested, 70% of such Project Costs, subject to the adjustment of such percentage in accordance with section 2.1(2)(c).

(81)

“GAAP” means, in relation to any person at any time, International Financial Reporting Standards as in effect at the applicable time, applied on a basis consistent with the most recent audited financial statements of such person and its consolidated subsidiaries; provided that determinations of compliance with the covenants set forth in sections 9.2(a) and (c) shall be made on the basis of such accounting principles as in effect on January 1, 2017 and without regard to subsequent changes in such accounting principles.

Methanex 2019 Credit Agreement

(82)	“GBP” means pounds Sterling.

(83)	“Geismar II” means Methanex Geismar II LLC.

(84)

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Debt of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise), or (ii) entered into for the purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a correlative meaning.

(85)	“G3 Lands” means those lands described in schedule 20.

(86)	“G3 Lands Mortgage” means

(87)	“G3 Owner” means Methanex Geismar III LLC.

(88)	“G3 Permit” means any Permit required under applicable law for the construction and operation of the G3 Project.

(89)	“G3 Project” means the 5,000 MTPD (approx.) new build methanol facility to be located adjacent to the two existing methanol facilities of the Borrower in Geismar, Louisiana, USA.

(90)	“Hazardous Materials” means:

(a)	any radioactive material;

(b)	any explosive;

(c)

any substance that, if added to any water, would degrade or alter or form part of a process of degradation or alteration of the quality of that water to the extent that it will adversely affect its use by man or by any animal, fish or plant;

(d)	any solid, liquid, gas or odour or combination of any of them that, if emitted into the air, would create or contribute to the creation of a condition of the air that:

Methanex 2019 Credit Agreement

(i)	endangers the health, safety or welfare of individual persons or the health of animal life;

(ii)	interferes with normal enjoyment of life or property; or

(iii)	causes damage to plant life or to property;

(e)	any toxic substance;

(f)	any substance declared to be hazardous or toxic under any Law now or hereafter enacted or promulgated by any Official Body having jurisdiction; and

(g)	any other substance which is or may become hazardous, dangerous or toxic to individual persons or property.

(91)

“Hedging Obligations” of any person means the obligations of such person pursuant to any IRRM designed to protect such person against changes in interest rates, foreign exchange rates, or prices of commodities (including, for certainty, natural gas, propane, water, electricity and electrical power) used or produced by the Borrower or any Restricted Subsidiary in the course of its business.

(92)

“ICR Waiver Period” means the period from and including the ICR Waiver Period Effective Date to and including the last day of the fourth consecutive full Financial Quarter immediately following the ICR Waiver Period Effective Date.

(93)	“ICR Waiver Period Conditions” means the conditions precedent set forth in section 2.1(7)(a) to (g), inclusive.

(94)

“ICR Waiver Period Effective Date” means the date (following satisfaction of the ICR Waiver Period Conditions) of delivery by the Borrower to the Agent Bank of a certificate in substantially the form annexed as schedule 17 hereto, with such changes as the Agent Bank shall reasonably agree.

(95)	“ICR Waiver Period Election” has the meaning set forth in section 2.1(7).

(96)	“Increased Costs” means any amounts payable to a Lender under any of sections 2.7, 2.9, 3.2(3), 4.2(3), 5.2(3), 5.8, 9.1(1)(n), 9.3, 12.5, 12.6, 12.7, 12.8 and 12.11.

(97)

“Information Documents” means, collectively, at any time and in any form, information provided by or on behalf of the Borrower to the Agent Bank in writing with respect to the businesses of the Borrower, the Restricted Subsidiaries and (during the relevant Project Guarantee Period) each ProjectCo, financial statements of the Borrower, Restricted Subsidiaries and (during such Project Guarantee Period) ProjectCo’s, certificates and other materials reasonably requested by the Agent Bank for the purpose, inter alia, of providing such information to the Lenders (including prospective Lenders), as from time to time, amended, supplemented or replaced.

Methanex 2019 Credit Agreement

(98)

“Insurance Proceeds” means any proceeds received by or on behalf of the Borrower or the G3 Owner from any property insurance with respect to any damage to, destruction of or other insured property event in respect of the G3 Project, excluding:

(a)	proceeds used as required in accordance with the terms of such insurance policies for the repair, restoration or replacement of assets; and

(b)	proceeds from any insured property event in an aggregate amount of US$50 million or less during the term of this agreement.

(99)	“Interest Coverage Ratio” means, at any time, the ratio calculated by dividing:

(a)	EBITDA for the Borrower’s four most recently completed Financial Quarters; by

(b)	Net Interest Expense for that period.

(100)

“Interest Period” means, for each LIBOR Advance, a period commencing (i) in the case of the initial Interest Period for such Advance, on the date of such Advance, and (ii) in the case of any subsequent Interest Period for such Advance, on the last day of the immediately preceding Interest Period, and ending in either case on the last day of such period as shall be selected by the Borrower pursuant to the provisions below. If another type of Advance is changed to a LIBOR Advance, the initial Interest Period for such LIBOR Advance shall commence on the date of such change. The duration of each Interest Period for a LIBOR Advance shall be one, two, three or six months (subject to availability), as the Borrower may select in the applicable Borrowing Notice or Interest Rate Election, or such other period to which the Lenders may agree. No Interest Period may be selected which would end on a day after the Facility A Maturity Date or the Facility B Maturity Date, as the case may be, or, in the opinion of the Agent Bank, conflict with any repayment stipulated herein. Whenever the last day of an Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day; provided that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day.

(101)	“Interest Rate Election” means a notice changing the type of an Advance or selecting a further Interest Period substantially in the form annexed as schedule 4 hereto.

(102)	“Investment” has the meaning given to it in section 9.2(d)(i).

Methanex 2019 Credit Agreement

(103)

“IRRM” means: (i) any interest rate or foreign exchange risk management agreement or product, including (A) interest rate or currency exchange or swap agreements, (B) futures contracts, (C) forward exchange, purchase or sale agreements, and (D) any other agreements to fix or hedge interest rates or foreign exchange rates; and (ii) any agreement for the making or taking of delivery of any commodity (including, for certainty, natural gas, propane, water, electricity and electrical power), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the physical purchase or sale of a commodity (including, for certainty, natural gas, propane, water, electricity and electrical power) entered into in the ordinary course of business unless (i) such agreement is entered into for hedging or speculative purposes, or (ii) such agreement is required to be accounted for on a mark to market (“fair value”) basis under GAAP.

(104)	“Issuance” means the issuance of a Letter of Credit by a Facility A Lender in accordance with the provisions of this agreement.

(105)	“Issue Date” means any Business Day fixed in accordance with the provisions of this agreement for an Issuance.

(106)	“Issue Notice” means a notice of request for an Issuance in the form of the Facility A Lenders’ respective customary letter of credit applications, as defined in section 5.2(1).

(107)	“Law” means any law (including common law and equity), constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree or award of any Official Body.

(108)	“Lenders” means, collectively, the Facility A Lenders and the Facility B Lenders.

(109)

“Lending Branch” means, in respect of a particular Lender, the branch whose address is set forth in schedule 1 annexed hereto, or such other branch as such Lender may designate from time to time by notice given to the Agent Bank and the Borrower, subject to section 2.1(1).

(110)

“Letter of Credit” means a standby or commercial letter of credit or a letter of guarantee for a specified amount in Canadian Dollars, US Dollars, Australian dollars, NZ$, Euros or GBP (or other major currencies as agreed by the issuing Facility A Lender acting reasonably), and having a term to maturity of no more than one year from the date of issuance thereof, issued by a Lender at the request and upon the indemnity of the Borrower pursuant to article 5.

(111)

“LIBOR” means, with respect to any Interest Period applicable to a LIBOR Advance, the rate of interest per annum at approximately 11:00 a.m. London, England time two Business Days prior to the first day of such Interest Period by reference to the London interbank offered rate administered by ICE Benchmark Administration Limited for deposits in US Dollars (as set forth by any service which has been nominated by ICE Benchmark Administration Limited as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided that, if such service is unavailable, or such service does not quote a rate of interest per annum for the Interest Period selected, then LIBOR shall be determined by the Agent Bank as the arithmetic average of the rates at which deposits of comparable term and amount are offered by the Agent Bank, JP Morgan Chase Bank and HSBC Bank to prime banks in the London interbank market at or approximately 11:00 a.m. London, England time on such date; provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for purposes of this agreement.

Methanex 2019 Credit Agreement

(112)

“Lien” means any mortgage, pledge, lien, hypothecation, security interest or other encumbrance or charge (whether fixed, floating or otherwise) or title retention, and any deposit of moneys under any agreement or arrangement whereby such moneys may be withdrawn only upon fulfilment of any condition as to the discharge of any other indebtedness or other obligation to any creditor, or any right of or arrangement of any kind with any creditor to have its claims satisfied prior to other creditors with or from the proceeds of any properties, assets or revenues of any kind now owned or later acquired but excluding rights of set off arising by operation of law.

(113)

“Majority Lenders” means, at any time, Lenders whose respective individual Commitments aggregate at least 66-2/3% of the Total Commitments of all Lenders at such time; provided that, at any time that the Commitments of the Lenders shall have been terminated in full, “Majority Lenders” shall mean Lenders whose respective individual Principal Outstanding aggregate at least 66-2/3% of the total Principal Outstanding of all Lenders at such time.

(114)	“Material Adverse Effect” means:

(a)	any material adverse change in the assets, properties, operations or condition, financial or otherwise, of the Borrower and the Restricted Subsidiaries taken as a whole; or

(b)	any material impairment in the ability (financial or otherwise) of the Borrower to fulfil any covenant or obligation to the Agent Bank or the Lenders in any Credit Facility Document;

provided that a Material Adverse Effect shall not include any change or event resulting from a change in the price of methanol.

(115)

“Material Adverse Effect (Medicine Hat)” means any material adverse change in the Medicine Hat Assets or the operations or condition, financial or otherwise, of the Medicine Hat Plant; provided that a Material Adverse Effect (Medicine Hat) shall not include any change or event resulting from a change in the price of methanol.

(116)

“Material Contracts” means the agreements with respect to the G3 Project listed in schedule 18, and such other agreements with respect to the G3 Project as shall be established and agreed in writing by the Borrower and the Agent as material to the G3 Project.

(117)

“Medicine Hat Assets” means all real and personal property of whatsoever nature owned by the Borrower or in which the Borrower has an interest and comprising, or used primarily in connection with or otherwise integral to the ownership, operation and maintenance of, the Medicine Hat Plant.

Methanex 2019 Credit Agreement

(118)	“Medicine Hat Plant” means the methanol production facility owned and operated by the Borrower and located on the Medicine Hat Site, including all associated infrastructure.

(119)

“Medicine Hat Security” means (i) a fixed charge by way of mortgage over all real property legally or beneficially owned by the Borrower and comprising the Medicine Hat Site, and (ii) a security interest over all present and after-acquired personal property of whatsoever nature legally or beneficially owned by the Borrower and comprising Medicine Hat Assets, all of the foregoing securing                              in the aggregate.

(120)	“Medicine Hat Site” means the real property interests described in schedule 16.

(121)	“Methanex Louisiana” means Methanex Louisiana LLC.

(122)	“Monthly Project Progress Report” has the meaning set forth in section 9.1(1)(i)(xiii).

(123)	“Moody’s” means Moody’s Investors Service, Inc. and any successor to its ratings agency business.

(124)

“Net Interest Expense” means, for any particular period, without duplication, the aggregate expense incurred by the Borrower, Restricted Subsidiaries and (during the relevant Project Guarantee Period) each ProjectCo, on a consolidated basis for the Borrower in accordance with GAAP (omitting amounts that are not attributable to Restricted Subsidiaries or (during the relevant Project Guarantee Period) a ProjectCo) for interest and equivalent costs of borrowing (taking into account the effect of any relevant IRRMs), including:

(a)	bankers’ acceptance fees;

(b)	discounts on bankers’ acceptances;

(c)	the interest portion of any Financial Lease; and

(d)

all fees and other compensation paid to any person that has extended credit to the Borrower, the Restricted Subsidiaries or (during the relevant Project Guarantee Period) a ProjectCo other than any upfront, extension and similar non-recurring fees paid to the Agent Bank or Lenders in connection with the Credit Facility;

in each case whether or not actually paid. The aggregate expense:

(c)	excludes the interest capitalized in accordance with GAAP on new methanol projects under development;

(e)	excludes the “make-whole” premium on the redemption of any private or public bond; and

Methanex 2019 Credit Agreement

(f)	is net of interest earned on short term cash or cash equivalents by the Borrower, Restricted Subsidiaries and (during the relevant Project Guarantee Period) ProjectCo’s.

(125)

“Net Proceeds” means any one or more of the following (i) with respect to any sale or other disposition of the G3 Project, the Disposition Proceeds in excess of (in an aggregate amount and over the term of Facility B) US$50 million, (ii) with respect to any insured property event in respect of the G3 Project, the Insurance Proceeds, and (iii) with respect to the incurrence of Debt, the principal amount of such Debt, less the amount of any discount (but including the amount of any premium) at which the Debt is issued and less the fees (including legal fees), commissions and other out-of-pocket expenses incurred or paid for by the Borrower or the Restricted Subsidiary in connection with the incurrence of such Debt.

(126)

“1995 US Note Indenture” means the indenture dated as of July 20, 1995 between the Borrower and the United States Trust Company of New York pursuant to which the 2012 US Notes, the 2014 US Notes and other notes are issued, as supplemented by a first supplemental indenture dated as of June 18, 2002, a second supplemental indenture dated as of June 19, 2002, a third supplemental indenture dated as of December 9, 2003, a fourth supplemental indenture dated as of August 3, 2005, the 2012 Fifth Supplemental and the 2014 Sixth Supplemental.

(127)

“Non-Acceptance Discount Rate” means, for any day, the Discount Rate in paragraph (b) of the definition of Discount Rate; provided that, if at any relevant time there are no Reference Lenders, the Non-Acceptance Discount Rate will be the Discount Rate in paragraph (b)(i) of that definition.

(128)	“Non-Acceptance Lender” means a Facility A Lender other than (i) a Canadian chartered bank, or (ii) BNZ.

(129)	“Non-Recourse Debt” means Debt comprising borrowed monies or that portion thereof:

(a)

as to which neither the Borrower nor any Restricted Subsidiary (i) provides credit support or financial assistance of any nature whatsoever (including any undertaking, agreement or instrument which would constitute Debt comprising borrowed monies, but excluding the provision by the Borrower to a Non-Recourse Subsidiary of a letter of credit for the purpose of assuring required levels of debt service reserve or other reserve accounts, up to an aggregate limit for all such letters of credit outstanding at any time of US$40 million), or (ii) is liable (directly or indirectly, contingently or otherwise); and

(c)

default with respect to which (including any rights which the holders thereof may have to take enforcement action) would not permit (upon notice, lapse of time or both) any holder of any other Debt of the Borrower or any Restricted Subsidiary to declare a default on such other Debt or cause a payment thereof to be accelerated or payable prior to its stated maturity.

Methanex 2019 Credit Agreement

(130)	“Non-Recourse Subsidiary” means, subject to the last paragraph of section 8.1, a subsidiary of the Borrower:

(a)	which was, or was designated, a “Non-Recourse Subsidiary” under and as defined in the 2005 Credit Agreement; or

(b)

which (i) does not own any properties or assets other than those acquired after the Closing Date, and (ii) does not have outstanding any Debt for borrowed monies other than Non-Recourse Debt; for this purpose, proceeds of disposition or other dealing with a property or asset owned on the Closing Date shall be considered to have been owned on the Closing Date.

Notwithstanding the foregoing, until such time as it shall become a Restricted Subsidiary in accordance with section 8.1, a ProjectCo shall be a Non-Recourse Subsidiary.

(131)	“Notice” means a Borrowing Notice, a Drawing Notice, an Issue Notice or an Interest Rate Election.

(132)	“NZ$” means New Zealand dollars.

(133)

“Obligations” means, at any time the amount (calculated and expressed in US Dollars, with each Cdn Dollar obligation converted for purposes of such calculation into the Equivalent Amount in US Dollars) equal to the sum of (i) the Principal Outstanding, (ii) all accrued and unpaid interest thereon and all interest on accrued and unpaid interest, and (iii) all accrued and unpaid fees, expenses, costs, indemnities, Increased Costs and other amounts payable to the Lenders, and the terms “Facility A Obligations” and “Facility B Obligations” shall mean the, respectively, the Obligations owed by the Borrower under or in respect of Facility A or Facility B.

(134)

“Official Body” means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or any agency, authority, bureau, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury or arbitrator, whether foreign or domestic.

(135)	“Participant” shall have the meaning ascribed thereto in section 12.10(3).

(136)	“Payment Account” means:

Methanex 2019 Credit Agreement

in each case Reference: “the Borrower”, or such other places or accounts as may be agreed by the Agent Bank and the Borrower from time to time and notified to the Lenders.

(137)

“Permit” means any consent, licence, approval, permit, order, right, certificate, judgment, writ, injunction, award, determination, direction, decree, authorization, franchise, privilege, grant, waiver, exemption and other similar concession or by-law, rule or regulation (whether or not having the force of Law) of, by or from any Official Body of competent jurisdiction.

(138)	“Permitted Liens” means, in respect of any person at any time, any one or more of the following:

(a)

Liens for taxes, assessments or government charges or levies not at the time due and delinquent, or the validity of which is being contested at the time by such person in good faith by proper legal proceedings and in respect of which appropriate provision (if any) has been made under applicable generally accepted accounting principles;

(b)	the Lien of any judgment rendered or claim filed against such person which such person shall be contesting in good faith by proper legal proceedings;

(c)

Liens or privileges imposed by Law (such as carriers, warehousemen’s, mechanics and materialmen’s Liens and privileges) arising in the ordinary course of business not at the time due or delinquent, or which are being contested at the time by such person in good faith by proper legal proceedings and in respect of which appropriate provision (if any) has been made under applicable generally accepted accounting principles;

(d)	undetermined or inchoate Liens incidental to current operations which have not at such time been filed, including Liens on maritime cargo for freight charges not yet due;

Methanex 2019 Credit Agreement

(e)

restrictions, easements, rights-of-way, servitudes or other similar rights in land or immoveable property (including rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of such person, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights;

(f)

the right reserved to or vested in any Official Body of competent jurisdiction, by the terms of any Permit acquired by such person or by any Law, to terminate any such Permit or to require annual or other payments as a condition to the continuance thereof;

(g)

the encumbrance resulting from the deposit of cash or securities in connection with any of the Liens referred to in paragraphs (a), (b) or (c) above, or in connection with contracts, tenders, leases or expropriation proceedings, or to secure workmen’s compensation, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations, and any right of refund, set off or charge-back available to any bank or other financial institution;

(h)

security given to a public utility or any other Official Body of competent jurisdiction when required by such utility or other Official Body in connection with the operations of such person in the ordinary course of its business;

(i)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or any similar authority;

(j)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held by such person;

(k)

Financial Leases and Purchase Money Mortgages; provided that no Lien (other than the G3 Lands Mortgage) shall be permitted over all or any part of the G3 Project or over the ownership interest in the G3 Owner or Waterloo under this clause (k) until the Facility B Repayment Date;

(l)	those Liens in existence on the date hereof with respect to which the Lenders have been made familiar through prior dealings with the Borrower or otherwise, as set forth in schedule 9 annexed hereto;

(m)	Liens securing indebtedness or other obligations of the Borrower or a Restricted Subsidiary owing to, as the case may be, the Borrower or another Restricted Subsidiary;

Methanex 2019 Credit Agreement

(n)

Liens on property or shares of a person at the time that such person becomes a Restricted Subsidiary; provided, however, that the Lien may not extend to any other property or assets owned by the Borrower or any Restricted Subsidiary and the creditor has no recourse (unless subordinated to the Obligations, on terms and conditions satisfactory to the Lenders acting reasonably) against the general corporate covenant of the Borrower or any other Restricted Subsidiary; provided, further, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such person becoming a Restricted Subsidiary;

(o)

Liens on property or assets at the time the Borrower or a Restricted Subsidiary acquires the property or assets, including any acquisition by means of an amalgamation, merger or consolidation with or into the Borrower or a Restricted Subsidiary; provided, however, that the Lien may not extend to any other property or assets owned by the Borrower or any Restricted Subsidiary and the creditor has no recourse (unless subordinated to the Obligations, on terms and conditions satisfactory to the Lenders acting reasonably) against the general corporate covenant of the Borrower or any other Restricted Subsidiary; provided, further, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such acquisition;

(p)	Liens to secure any refinancing, extension, renewal or replacement as a whole, or in part, of any indebtedness secured by any Lien referred to in the foregoing clauses (l), (n) and (o);

(q)	Liens in connection with Hedging Obligations in the ordinary course of business which consist of obligations to deposit, or deposits of, money or marketable securities or rights of set off;

(r)	the Liens of any Project Security;

(s)

subject to the 10% limitation set forth in section 9.2(a), Liens securing other Debt comprising borrowed monies; provided that no Lien (other than the G3 Lands Mortgage) shall be permitted over all or any part of the G3 Project or over the ownership interest in the G3 Owner or Waterloo under this clause (s) until the Facility B Repayment Date; and

(t)	the Liens described in schedule 16.

(139)

“person” includes an individual, partnership, body corporate, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture and other entity and any Official Body.

(140)	“Power of Attorney” means a power of attorney substantially in the form of schedule 10 annexed hereto.

Methanex 2019 Credit Agreement

(141)

“Principal Outstanding” means, at any time, the amount (calculated and expressed in US Dollars, with each Cdn Dollar obligation converted for purposes of such calculation into the Equivalent Amount in US Dollars) equal to the sum of (i) the aggregate principal amount of all Advances then outstanding, and (ii) the aggregate Face Amount of all Bankers’ Acceptances (whether or not held by a Lender or Participant, and including the principal amount of BA Equivalent Advances) and Letters of Credit then outstanding, and the terms “Facility A Principal Outstanding” and “Facility B Principal Outstanding” shall mean, respectively, the Principal Outstanding under Facility A or Facility B.

(142)	“Project” means a proposed development by a ProjectCo of a methanol production facility.

(143)	“ProjectCo” means a newly-formed subsidiary of the Borrower, formed for the purpose of developing, constructing and operating a Project.

(144)

“Project Costs” means those direct or indirect costs related to the acquisition, construction, development and start-up of the G3 Project, which costs shall, for greater certainty but without limitation, (i) include basic and front-end engineering and design; engineering, procurement and construction management; owner’s costs; and pre-completion cash operating losses, and (ii) exclude borrowing costs.

(145)

“Project Debt” means any financing obtained by a ProjectCo for the purposes of funding the development and construction of a Project; provided that, for greater certainty, in the event that a Project is being developed on a joint venture or other partnership basis whereby the Borrower does not hold a 100% interest (direct or indirect) in such Project, the amount of Project Debt for the purposes of this agreement shall be the amount thereof attributable to the Borrower’s direct or indirect interest in such Project.

(146)	“Project Guarantee” means a Guarantee by the Borrower in respect of all or any portion of Project Debt, which may include a completion guarantee or similar obligation on the part of the Borrower.

(147)

“Project Guarantee Period” means the period commencing on the delivery by the Borrower of a Project Guarantee and ending on the date of final termination of all obligations of the Borrower under such Project Guarantee.

(148)	“Project Security” means, collectively, the Liens granted as security for a Project Debt and comprising:

(a)	a pledge by the Borrower’s subsidiary which is the direct parent of the relevant ProjectCo of all of its shares held in the capital of such ProjectCo;

(b)

a first fixed and floating charge (or equivalent local security) granted by such ProjectCo over all assets (present or future, real or personal, tangible or intangible) comprised in the relevant Project; and

(c)	a Project Guarantee.

Methanex 2019 Credit Agreement

(149)

“Purchase Money Mortgage” means any Lien given (whether or not to the transferor), assumed or arising by operation of Law to provide or secure or to provide the obligor with funds to pay the whole or any part of the consideration for the acquisition or costs of construction of property where (i) the principal amount of such Lien is not in excess of the cost to the obligor of the property encumbered thereby, (ii) such Lien was created prior to, at the time of or within 120 days after the acquisition, completion of construction or commencement of full operation of such property, and (iii) such Lien is secured only by the property being acquired by the obligor and the creditor has no recourse (unless subordinated to the Obligations, on terms and conditions satisfactory to the Lenders acting reasonably) against the general corporate covenant of the Borrower or any Restricted Subsidiary, and includes the renewal, extension or refinancing of any such Lien and of the indebtedness represented thereby upon the same property provided that the indebtedness secured thereby and the security therefor are not increased thereby. For greater certainty, no Project Security shall constitute a Purchase Money Mortgage.

(150)	“Rating” means the rating assigned to the senior unsecured public debt of the Borrower by an Agency.

(151)

“Reference Lenders” means either any Lender or any two Lenders, as selected by the Agent Bank from time to time, who agree to such selection and are acceptable to the Borrower, which are banks under Schedule II or Schedule III of the Bank Act (Canada).

(152)	“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping, or permitting any of the foregoing to occur.

(153)

“Restricted Payment” means any payment (in cash or in kind) made by the Borrower or a Restricted Subsidiary to a shareholder or to any affiliate that is not a Restricted Subsidiary, whether by way of dividend, distribution, repayment of capital, loan advance or loan payment, investment, acquisition or sale of property or any other similar transaction that has the economic effect of transferring value outside of the group comprising the Borrower and its Restricted Subsidiaries.

(154)	“Restricted Project” means, collectively, the facilities located at:

(a)	Puntas Arenas in Chile;

(b)	Waitara and Motunui in New Zealand (including D1, D2, D3 and D4);

(c)	Point Lisas in Trinidad (and owned by Methanex Trinidad (Titan) Unlimited);

(d)	Geismar in Louisiana, USA (including, for greater certainty, the G3 Project); and

(e)	any future methanol production facilities which are owned by a Restricted Subsidiary;

together in each case with all related real property rights and interests and physical assets comprised therein or appurtenant thereto.

Methanex 2019 Credit Agreement

(155)

“Restricted Project Owner” means a person that directly owns, legally or beneficially, all, or a material portion of or interest in, a Restricted Project, which persons as at the date of this agreement are:

(a)	Methanex Chile SA;

(b)	Methanex New Zealand Limited;

(c)	Methanex Trinidad (Titan) Unlimited;

(d)	Methanex USA LLC;

(e)	Geismar II;

(f)	the G3 Owner;

(g)	Methanex Louisiana; and

(h)	Methanex Fortier, Inc.

(156)	“Restricted Subsidiary” means any subsidiary of the Borrower (other than a Non-Recourse Subsidiary), including for greater certainty:

(a)	all Restricted Project Owners; and

(b)	all subsidiaries of the Borrower that perform material services or provide material functions pertaining to a Restricted Project, with the exception of Atlas.

(157)	“Royal Bank” means Royal Bank of Canada.

(158)

“Sale/Leaseback Transaction” means an arrangement with any person other than the Borrower or a Restricted Subsidiary providing for the leasing by the Borrower or a Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Borrower or such Restricted Subsidiary to such person in contemplation of such leasing; provided, however, that any subsequent transfer of any such arrangement between the Borrower and a Restricted Subsidiary or between Restricted Subsidiaries, whereby the Borrower or a Restricted Subsidiary ceases to be the lessor under such arrangement, shall be deemed to constitute a Sale/Leaseback Transaction at such time.

(159)

“Sanctions” means economic or financial sanctions administered, enacted or enforced by any Sanctions Authority, including any restriction on the Lender’s or its affiliates’ ability to conduct business with any person in any country relevant to the transaction, pursuant to all applicable United States or Canadian laws regarding sanctions and export controls (all such applicable Laws currently in effect, all such new applicable laws in effect in the future or each as amended from time to time), such as the United Nations Act, Special Economic Measures Act, Export and Import Permits Act, Freezing Assets of Foreign Corrupt Officials Act, Criminal Code, Defense Production Act, Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Anti-Terrorism Act or any statutes, rules and regulations enacted, administered, imposed or enforced by the U.S. Department of the Treasury’s Office of Foreign Asset Control or any other similar United States or Canadian statute or regulation, and any person listed in any Sanctions-related list of designated persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or by the United National Security Council, the European Union or any EU member state.

Methanex 2019 Credit Agreement

(160)

“Sanctions Authority” means (a) Canada, (b) the United Nations, (c) the United States, (d) the European Union, or (e) Her Majesty’s Treasury of the United Kingdom, or the respective governmental institutions, agencies and subdivisions of any of the foregoing.

(161)	“S & P” means Standard & Poor’s Rating Services, a division of Standard & Poor’s Financial Services LLC and any successor to its ratings agency business.

(162)

“Senior Officer” means, in respect of a corporation, the chairman of the board, the president or chief executive officer, the managing director, the chief financial officer, the vice president – finance, or such other officer as the Agent Bank may agree.

(163)	“Ship Lease Adjustment” means, at any time that the Funded Debt Ratio is to be calculated, the amount that is the lesser of:

(a)	US$500 million; and

(b)	the aggregate of the amounts, as determined in accordance with GAAP, carried at such time as liabilities on the respective balance sheets of:

(i)	the Borrower or any Restricted Subsidiaries in respect of Financial Leases entered into for terminal facilities; and

(ii)	Waterfront Shipping Company Limited in respect of Financial Leases entered into for the use of shipping vessels to transport production.

(164)	“Specified Capital Expenditures” means investments by the Borrower or its Restricted Subsidiaries in operating equipment or maintenance expenditures in respect of methanol production facilities.

(165)

“subsidiary” means, at any time in respect of a person, any corporation or other entity controlled at such time directly or indirectly by such person, and includes for greater certainty successive subsidiaries of such subsidiary.

(166)	“Substantial Completion” has the meaning given to that term in the Engineering, Procurement and Construction Management Contract

(167)

“Taking” means the expropriation, condemnation or taking by eminent domain or similar authority, or by any proceeding or purchase in lieu or anticipation thereof, of any Restricted Project or a material portion thereof or any right, title or interest therein for which compensation shall be given, paid or payable by any Official Body.

Methanex 2019 Credit Agreement

(168)

“Taxes” means all taxes, levies, imposts, stamp taxes, duties, charges to tax, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof as of the date hereof or at any time in the future together with interest thereon and penalties with respect thereto, if any, and any payments of principal, interest, charges, fees or other amounts made on or in respect thereof (but excluding any taxes, franchise taxes, levies, imposts or charges imposed, levied or assessed in respect of or applied on the overall net income of any Lender, net earnings of any Lender, net profits of any Lender or capital or place of business of any Lender or on goods and services purchased by any Lender and any penalties and payments of principal, interest, charges, fees or other amounts made on or in respect thereof), and “Tax” and “Taxation” shall be construed accordingly;

(169)

“this agreement”, “herein”, “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to the 2009 Credit Agreement as supplemented, amended, restated and replaced from time to time (including by this agreement), and not to any particular article, section, schedule or other portion hereof; and the expressions “article”, “section” and “schedule” followed by a number or letter mean and refer to the specified article, section or schedule of this agreement; and, unless otherwise stated or necessary in the context, the expression “on the date hereof” and similar expressions refer to the date of the 2009 Credit Agreement and the expression “hereafter” and similar expressions refer to the period after the date of the 2009 Credit Agreement.

(170)	“Total Capitalization” means the sum of Funded Debt and Consolidated Tangible Net Worth.

(171)	“Total Commitment” means the sum of the Total Facility A Commitment and the Total Facility B Commitment.

(172)	“Total Facility A Commitment” means the sum of all Facility A Commitments.

(173)	“Total Facility B Commitment” means the sum of all Facility B Commitments.

(174)

“2005 Credit Agreement” means the credit agreement dated for reference June 3, 2005 entitled “2005 Credit Agreement” between Methanex Corporation as Borrower, Royal Bank of Canada as administrative agent, Canadian Imperial Bank of Commerce as Syndication Agent, ABN AMRO Bank N.V. and BNP Paribas, acting through its Canada Branch as Documentation Agents, and those institutions whose names are set forth on the execution pages thereof under the heading “Lenders” as lenders.

(175)

“2012 Fifth Supplemental” means the fifth supplemental indenture dated as of February 28, 2012 between the Borrower as issuer and The Bank of New York Mellon as trustee, which indenture was supplemental to the 1995 US Note Indenture.

Methanex 2019 Credit Agreement

(176)

“2012 US Notes” means (i) the fixed-rate unsecured series of notes and debentures due March 1, 2022 issued by the Borrower in the United States in the aggregate principal amount of US$250 million under the 1995 US Note Indenture, and (ii) the fixed-rate unsecured series of notes and debentures due December 15, 2019 issued by the Borrower in the United States in the aggregate principal amount of US$350 million under the 1995 US Note Indenture.

(177)

“2014 Sixth Supplemental” means the sixth supplemental indenture dated as of November 18, 2014 between the Borrower as issuer and The Bank of New York Mellon as trustee, which indenture was supplemental to the 1995 US Note Indenture.

(178)	“2014 US Notes” means:

(a)

the fixed-rate unsecured series of notes and debentures due December 1, 2024 issued by the Borrower in the United States in the aggregate principal amount of US$300 million under the 1995 US Note Indenture; and

(b)

the fixed-rate unsecured series of notes and debentures due December 1, 2044 issued by the Borrower in the United States in the aggregate principal amount of US$300 million under the 1995 US Note Indenture.

(179)	“Uniform Customs” means the Uniform Customs and Practices for Documentary Credits (1993 Revision), ICC Publication 500.

(180)	“US Base Rate” means, at any time, the greater of:

(a)	the rate of interest per annum established and reported by the Agent Bank from time to time as the reference rate of interest it charges to customers for US Dollar loans made by it in Canada; and

(b)	the sum of (i) the Federal Funds Effective Rate multiplied by 365 and divided by 360, plus (ii) basis points per annum;

as to which a certificate of the Agent Bank, absent manifest error, shall be conclusive evidence from time to time. With each quoted or published change in such rate of the Agent Bank there shall be a corresponding change in the rate of interest payable under this agreement, all without the necessity of any notice thereof to the Borrower or any other person.

(181)

“US Dollars”, “United States Dollars” and “US$” each mean lawful money of the United States of America in same day immediately available funds or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the day payment is due hereunder.

(182)	“Waterloo” means Methanex Waterloo LLC.

Methanex 2019 Credit Agreement

Section 1.2 Computation of Time Periods.

(1)

In this agreement, in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

(2)

Where in this agreement a notice must be given a number of days prior to a specified action, the day on which such notice is given shall be included and the day of the specified action shall be excluded.

Section 1.3 Accounting Terms.

All accounting terms not specifically defined herein shall be construed, and resulting calculations and determinations made, in accordance with GAAP (subject to local requirements applicable to non-Canadian entities).

Section 1.4 Incorporation of Schedules.

Schedules 1 to 16 annexed hereto shall, for all purposes hereof, form an integral part of this agreement.

Section 1.5 Singular, Plural, etc.

As used herein, each gender shall include all genders, and the singular shall include the plural and the plural the singular, as the context shall require.

Section 1.6 Successors, etc.

In this agreement, unless otherwise stated herein:

(a)

reference to any body corporate shall include successors thereto, whether by way of amalgamation or otherwise; provided that certain corporate reorganizations involving the Borrower or a Restricted Subsidiary shall nonetheless be subject to the terms and provisions hereof;

(b)

reference to any statute, enactment or legislation or to any section or provision thereof shall include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time; and

(c)

reference to any agreement, instrument, Permit or other document shall include reference to such agreement, instrument, Permit or other document as the same may have been heretofore, or may be hereafter, amended, supplemented or restated from time to time (and irrespective of whether amendments, supplements or restatements prior to the date hereof have or have not been specifically identified herein).

Methanex 2019 Credit Agreement

Section 1.7 Interpretation not Affected by Headings, etc.

The division of this agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.8 Meaning of “Including”.

The words “including” and “includes”, when either follows any general term or statement, is not to be construed as limiting the general term or statement to the specific terms or matters set forth immediately following such word or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.

Section 1.9 General Provisions as to Certificates and Opinions, etc.

Whenever the delivery of a certificate is a condition precedent to the taking of any action by the Agent Bank or a Lender hereunder, the truth and accuracy of the facts and the diligent and good faith determination by the Borrower of the opinions stated in such certificate shall in each case be conditions precedent to the right of the Borrower to have such action taken, and any certificate executed by the Borrower shall be deemed to be a representation and warranty of the Borrower that the facts stated in such certificate are true and accurate in all material respects, subject to the qualifications that (i) any projections contained in any certificate or opinion are only made in good faith based on assumptions believed reasonable by the Borrower when such projections were made, and (ii) certain of the facts stated may be to the best of the knowledge of the person executing the certificate.

Section 1.10 Survival.

Any provision herein stated to survive payment and performance of the Obligations shall survive only with respect to events and circumstances occurring prior to such payment and performance.

Section 1.11 Other Credit Facility Documents.

With respect to each of the Credit Facility Documents to which the Borrower is a party, the Borrower:

(a)

confirms and agrees that all references therein to the 2009 Credit Agreement will constitute references to such agreement as amended, supplemented, restated and replaced from time to time (including by this agreement); and

(b)

confirms and agrees that notwithstanding the amendments and restatement provided for in this agreement, each of the existing Credit Facility Documents to which the Borrower is a party, and all covenants, clauses, provisions, powers, matters and things contained therein, shall continue in full force and effect.

Methanex 2019 Credit Agreement

Section 1.12 Continuation of Existing Accommodations.

Each Accommodation under or in connection with the 2017 ARCA (including the aggregate principal amount outstanding of each Advance to the Borrower, the face amount outstanding of each Bankers’ Acceptance accepted at the request of the Borrower, and the face amount of each Letter of Credit issued at the request of the Borrower) shall be considered to be continuing as an Accommodation by the Borrower (in each case, of the same nature and with the same Lender) under Facility A.

ARTICLE 2

THE CREDIT FACILITY

Section 2.1 Credit Facility.

(1)	Commitments.

(a)	Facility A. Facility A shall be made available by the Facility A Lenders to the Borrower on a revolving basis in the principal amount of up to US$300 million; provided that:

(i)	the aggregate principal amount of Facility A may be increased as set forth in section 2.1(6); and

(ii)	the aggregate principal amount of Facility A may be reduced as set forth in section 2.1(8).

On the terms and subject to the conditions herein set forth, each Facility A Lender shall make Accommodations available, pro rata on the basis of the respective Facility A Commitments of the Facility A Lenders.

In no event shall the Principal Outstanding in respect of the Accommodations made under Facility A by a Facility A Lender exceed such Facility A Lender’s Facility A Commitment, and (subject to sections 2.1(5), 2.11 and 5.1) in no event shall such Principal Outstanding under Facility A exceed such Facility A Lender’s pro rata share of the aggregate Principal Outstanding under Facility A.

Each Facility A Lender shall make Accommodations available to the Borrower under Facility A through its relevant Lending Branch. No Facility A Lender shall re-designate a Lending Branch which will result in amounts becoming payable under section 12.11 forthwith upon and as a result of such re-designation.

(b)

Facility B. Facility B shall be made available by the Facility B Lenders to the Borrower on a non-revolving basis in the principal amount of up to US$800 million. Draws under Facility B shall be available on a monthly basis.

Methanex 2019 Credit Agreement

On the terms and subject to the conditions herein set forth, each Facility B Lender shall make Accommodations available, pro rata on the basis of the respective Facility B Commitments of the Facility B Lenders.

In no event shall the Principal Outstanding in respect of the Accommodations made under Facility B by a Facility B Lender exceed such Facility B Lender’s Facility B Commitment, and (subject to sections 2.1(5) and 2.11) in no event shall such Principal Outstanding under Facility B exceed such Facility B Lender’s pro rata share of the aggregate Principal Outstanding under Facility B.

Each Facility B Lender shall make Accommodations available to the Borrower under Facility B through its relevant Lending Branch. No Facility B Lender shall re-designate a Lending Branch which will result in amounts becoming payable under section 12.11 forthwith upon and as a result of such re-designation.

(2)	Purposes.

(a)	Facility A. Facility A shall be used for general corporate purposes of the Borrower and the Restricted Subsidiaries including working capital, capital expenditures, fees and expenses.

(b)

Facility B. Facility B shall be used to assist with course-of-construction of the G3 Project, including Project Costs incurred prior to FID. Monthly draws under Facility B shall fund the Funding Proportion of the Project Costs incurred to date and to be incurred within the following 45-day period, such that each draw of funds will not exceed (i) the Funding Proportion of the total Project Costs incurred to date and to be incurred within the following 45 days, less (ii) amounts previously drawn under Facility B. The draw under Facility B on the Closing Date shall fund the Funding Proportion of Project Costs incurred prior to the Closing Date and Project Costs to be incurred in the 45-day period following the Closing Date.

(c)

Adjustment of Funding Proportion. Terms used in this section 2.1(2)(c) without definition shall have the meaning set forth in the form of Borrowing Notice for Facility B annexed as schedule 2. In the event that the certification in a Borrowing Notice under Facility B indicates that there is a Cost Overrun in excess of 10% of the Closing Total Budgeted Cost, the Funding Proportion will be adjusted in accordance with the following formula:

FPn    = (USD800 million/PTC)% + 10%

FPn                is the new Funding Proportion

PTC                is the Projected Total Cost expressed in USD

and all Project Costs will be funded by the Borrower (and none by the Facility B Lenders) until the new Funding Proportion has been reached.

Methanex 2019 Credit Agreement

The Funding Proportion will thereafter from time to time be further adjusted in accordance with the foregoing in the event that the Projected Total Cost is in excess of 110%, or less than 90%, of the Projected Total Cost used in the most recent Funding Proportion calculation, and sole funding by (as the case may be) the Borrower or the Facility B Lenders will take place thereafter until the revised Funding Proportion is achieved.

Notwithstanding the foregoing, in the event that the Closing Total Budgeted Cost as at the Closing Date is not more than 10% greater than the original total budget of US$1.5 billion delivered, then no adjustments to the Funding Proportion will be made on the Closing Date.

In no event will the aggregate amount of Project Costs funded by the Facility B Lenders exceed the lower of (i) 100% of the Project Costs, and (ii) the Total Facility B Commitment.

(3)	Availability.

(a)

Facility A. Subject to section 2.1(5), Accommodations will be made available to the Borrower under Facility A from time to time in the following minimum amounts (and in incremental amounts if so indicated in parentheses):

Cdn Prime Rate Advances	C$5 million
US Base Rate Advances	US$5 million
LIBOR Advances	US$5 million
Bankers’ Acceptances	C$5 million (C$1 million)
Letters of Credit	(No minimum)

It is understood that Facility A is a revolving credit facility and, within the limits imposed by the Facility A Commitments of the Facility A Lenders, Accommodations may be provided thereunder, repaid or retired and provided again up to the Facility A Maturity Date.

(b)

Facility B. Subject to section 2.1(5), Accommodations will be made available to the Borrower under Facility B from time to time in the following minimum amounts (and in incremental amounts if so indicated in parentheses):

US Base Rate Advances	US$2 million (US$100,000)
LIBOR Advances	US$2 million (US$100,000)

The latest date for the final Accommodation under Facility B will be Substantial Completion; provided that the parties acknowledge that:

(i)

the final Accommodation under Facility B, made on or prior to Substantial Completion, will include Project Costs incurred to the date of such Accommodation and to be incurred within the following 45 days; and

Methanex 2019 Credit Agreement

(ii)	in accordance with Section 2.2(3), Facility B will be amortized on a quarterly basis commencing on the last Business Day of the first full calendar month after Substantial Completion.

It is understood that Facility B is a non-revolving credit facility and that amounts repaid or retired thereunder shall not be available for further availments.

(4)

Revolving Repayments—Facility A. In the event that the Borrower wishes to make a repayment on account of Facility A in accordance with its revolving nature and with the intention that the amount so repaid may be re-borrowed (and therefore excluding, for greater certainty, repayments required by voluntary reductions of the Facility A Commitments as contemplated by section 2.3), the Borrower shall provide to the Agent Bank the number of days’ notice stipulated in schedule 7 annexed hereto, using the form of notice of repayment set forth in schedule 15 annexed hereto.

(5)	Non-Pro Rata Borrowing Options.

(a)

BNZ—It is acknowledged that BNZ may only make LIBOR Advances and US Dollar Letters of Credit available hereunder. As a result, in the event that the Borrower has requested a type of Accommodation under Facility A or Facility B other than LIBOR Advances or (in respect of Facility A) US Dollar Letters of Credit, BNZ will have no obligation to be included in the making of such Accommodation and the Agent Bank and the other Facility A Lenders, or (as applicable) Facility B Lenders, will make appropriate arrangements for same to be made by the Facility A Lenders, or (as applicable) Facility B Lenders, other than BNZ in the same manner as if BNZ were not a party hereto; provided that in no event shall the Principal Outstanding in respect of the Accommodations made (i) by a Lender under Facility A exceed such Lender’s Facility A Commitment, or (ii) by a Lender under Facility B exceed such Lender’s Facility B Commitment.

EDC—It is acknowledged that EDC is not in a position to make Letters of Credit available hereunder. As a result, in the event that the Borrower has requested an Issuance under Facility A, EDC will have no obligation to be included in the making of such Issuance and the Agent Bank and the other Facility A Lenders will make appropriate arrangements for same to be made by the Facility A Lenders other than EDC in the same manner as if EDC were not a party hereto; provided that in no event shall the Principal Outstanding in respect of the Accommodations made by a Lender under Facility A exceed such Lender’s Facility A Commitment.

Methanex 2019 Credit Agreement

(b)	It is acknowledged that:

(i)

BNZ may enter into an agreement supplemental hereto with the Borrower whereby the obligation of BNZ to make Accommodations available under Facility A or Facility B shall be wholly or partially satisfied by the availability of Accommodations in New Zealand currency, the nature of and pricing for which shall be comparable (having regard to local market conditions) to the balance of Facility A or, as applicable, Facility B; and

(i)	BNZ or an affiliate may enter into an agreement supplemental hereto for the purpose of making US Base Rate Advances.

For this purpose, BNZ (or such affiliate) and the Borrower may enter into amendments or supplements hereto, which amendments or supplements need only be approved and executed by BNZ (or such affiliate), the Borrower and the Agent Bank, without affecting in any manner whatsoever any other rights, obligations or liabilities hereunder on the part of any other parties. Any such amendment or supplement shall concern itself with mechanical and administrative matters arising out of the making of Accommodations in New Zealand currency or US Base Rate Advances, and shall be consistent with the timely performance by the Agent Bank of its duties hereunder, including the determination of Equivalent Amounts with respect to New Zealand currency, the calculation of outstanding Obligations and commitment fees under section 2.6 and, generally, the pro rating of rights and obligations among the Facility A Lenders or, as applicable, Facility B Lenders.

(c)	Agent Advances.

(i)

In the event that the Borrower has a requirement for a Cdn Prime Rate Advance or a US Base Rate Advance under Facility A in same day funds in a minimum amount of US $100,000 (or C$100,000, as the case may be) up to US $10 million (or the Equivalent Amount in Canadian Dollars), the Borrower may (subject to satisfaction of applicable terms and conditions hereof) obtain such Advance in multiples of US$100,000 (or C$100,000, as the case may be) (in sections 2.1(5)(c) and (d), and subject to the following paragraph (ii), an “Agent Advance”) from the Agent Bank alone on a same day basis notwithstanding schedule 7 annexed hereto and otherwise as set forth in this section 2.1(5)(c).

(ii)	In addition,

(A)	any Cdn Dollar or US Dollar debit balance from time to time in the Borrower Account, and

(B)

if at any time the Borrower is party to a cash concentration arrangement with the Agent Bank, the amount of any overdraft from time to time in the Cdn Dollar or US Dollar concentration account, as the case may be, of the Borrower established pursuant to such arrangement (which for great certainty may include the Borrower’s Account),

Methanex 2019 Credit Agreement

shall, without duplication, be deemed to be a Cdn Prime Rate Advance or US Base Rate Advance, as the case may be, outstanding to the Borrower from the Agent Bank under Facility A as an Agent Advance.

(iii)

The Borrower shall ensure that the sum of (i) the US Dollar principal amount of the US Base Rate Advances outstanding as Agent Advances, and (ii) the Equivalent Amount in US Dollars of the Canadian Dollar principal amount of the Cdn Prime Rate Advances outstanding as Agent Advances, shall not at any time exceed US$10 million.

(iv)	On the last Business Day of each week, and on such other occasions as the Agent Bank may see fit, the Agent Bank shall determine the aggregate principal amount of Agent Advances outstanding hereunder.

(v)	Each Agent Advance shall be repaid in full, including all accrued and unpaid interest, on the last Business Day of each week.

(vi)

If an Agent Advance is not repaid in full in accordance with paragraph (v) and the aggregate remaining principal amount is over US$1 million or C$1 million, as the case may be, the Borrower shall be deemed to have delivered to the Agent Bank a Borrowing Notice under Facility A requesting a Cdn Prime Rate Advance in such aggregate principal amount (notwithstanding the minimum amount specified in section 2.1(3)) in Canadian Dollars, or a US Base Rate Advance in such aggregate principal amount (notwithstanding the minimum amount specified in section 2.1(3)) in US Dollars, or both as applicable, and the Agent Bank shall give to each Facility A Lender prompt notice thereof and such Facility A Lender’s rateable portion of such Advance(s) (with a concurrent copy of such notice to the Borrower).

The proceeds of the funding by the Facility A Lenders under such Borrowing Notice shall be applied by the Agent Bank to repay the Agent Advances.

(vii)

Each Facility A Lender agrees to indemnify the Agent Bank (to the extent not reimbursed by the Borrower), pro rata in accordance with its Commitment, from and against any and all losses and claims of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent Bank in any way relating to or arising out of any Agent Advances; provided that no Facility A Lender shall be liable for any portion of such losses or claims resulting from the Agent Bank’s gross negligence or wilful misconduct.

(d)	It is acknowledged that, to the extent that:

(i)	BNZ or EDC does not make an Accommodation in the circumstances contemplated by section 2.1(5)(a);

Methanex 2019 Credit Agreement

(ii)	an amendment or supplement contemplated by section 2.1(5)(b) is entered into and Accommodations are made in New Zealand currency;

(iii)	the Agent Bank makes Agent Advances as contemplated by section 2.1(5)(c); or

(iv)	the provisions of section 2.11 are applied to an Accommodation;

then (subject to the last paragraph of section 5.1) the respective Facility A Obligations owed to the Facility A Lenders may not be pro rata to their respective Facility A Commitments (or, as applicable, the respective Facility B Obligations owed to the Facility B Lenders may not be pro rata to their respective Facility B Commitments). In the case of Agent Advances only (but not, for greater certainty, in the circumstances contemplated by (i), (ii) or (iv) above), the Facility A Lenders shall on acceleration of the Facility A Obligations adjust same as among themselves in the manner contemplated by section 12.1. The Borrower shall use all reasonable commercial efforts to keep all Facility A Obligations pro rata among the Facility A Lenders on the basis of their respective Facility A Commitments and all Facility B Obligations pro rata among the Facility B Lenders on the basis of their respective Facility B Commitments.

(6)

Accordion Feature—Facility A. Upon written notice to the Agent Bank at any time (other than during the ICR Waiver Period), provided that no Default or Event of Default has occurred and is continuing, the Borrower may at any time request an increase in the aggregate Facility A Commitments, so that the aggregate Facility A Commitments may be up to US$400 million. The Facility A Lenders at the time of such notice shall not be obliged to participate in any increase and the Borrower may pursue and include new lenders to assist in funding the increase in Facility A; provided that the addition of new lenders shall be subject to:

(a)	the ability of the new lenders to make funding available in each of the relevant lending jurisdictions;

(b)

in the case of any new lender that would be either (i) a Non-Qualifying Lender as defined in section 5.1, or (ii) an affiliate of the Borrower, the consent of the other existing and new Facility A Lenders; and

(c)

the execution and delivery by such new lenders of such accession or similar agreements as may be advised by Lenders’ counsel in order that such new lenders shall be bound by the terms and conditions of this agreement.

(7)

ICR Waiver Period Election. The Borrower may, on one occasion only when no Default or Event of Default has occurred and is continuing and by giving written notice (an “ICR Waiver Period Election”) to the Agent Bank in the form of schedule 14 annexed hereto at least 15 Business Days prior to the proposed start of the ICR Waiver Period, elect to invoke the terms of the ICR Waiver Period. An ICR Waiver Period Election shall be effective on the ICR Waiver Period Effective Date, subject to satisfaction of the following conditions precedent:

Methanex 2019 Credit Agreement

(a)

the stamp duty payments, registrations, filings and recordings referred to in section 6.4(c)(ii) shall have been completed, and (i) the opinion and supporting corporate documentation referred to in section 6.4(c)(iii), and (ii) the certificate referred to in section 6.4(c)(iv) shall have been delivered to the Agent Bank at the times therein set forth;

(b)

the Borrower shall have delivered to the Agent Bank such evidence as the Agent Bank shall consider satisfactory, acting reasonably, confirming that the amount available to be secured by the Medicine Hat Security by virtue of section 4.08 of the 1995 US Note Indenture is at least

(c)	[not used]

(d)	as at the ICR Waiver Period Effective Date, neither a Default nor an Event of Default shall have occurred and be continuing;

(e)	as at the ICR Waiver Period Effective Date, no Material Adverse Effect (Medicine Hat) shall have occurred and be continuing;

(f)	the Borrower shall have delivered to the Agent Bank, together with the ICR Waiver Period Election:

(i)	a Compliance Certificate demonstrating compliance (as at the end of the preceding Financial Quarter) with the financial covenants applicable to the Credit Facility during the ICR Waiver Period; and

(ii)

management’s best estimate of pro forma calculations demonstrating pro forma compliance (as at the date of the ICR Waiver Period Election) with the financial covenants applicable to the Credit Facility during the ICR Waiver Period; and

(g)	the Facility B Repayment Date shall have occurred;

provided that, in the event that a Material Adverse Effect (Medicine Hat) has occurred and is continuing, the Borrower and the Agent Bank shall enter into discussions regarding the provision by the Borrower of alternate security with a value of not less than                          satisfactory to all Lenders, acting reasonably, (“Acceptable Replacement Security”) in place of the Medicine Hat Security. If the Borrower provides Acceptable Replacement Security, and all registrations, payment of stamp duty, filings or recordings necessary to preserve, protect or perfect the enforceability and priority of the Liens created by the Acceptable Replacement Security have been completed, then the Borrower shall have met the conditions set forth in section 2.1(7)(a) and (e) above. If any Lender determines, acting reasonably, that any applicable law has made it unlawful, or that any governmental authority has asserted that it is unlawful, for such Lender to hold or benefit from a Lien over real property pursuant to any law of the United States or any state thereof, such Lender may notify the Agent Bank and disclaim any benefit of such Lien to the extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Lien for the benefit of any other Lender.

Methanex 2019 Credit Agreement

(8)

ICR Waiver Period Terms. Upon the ICR Waiver Period Effective Date, the following terms and conditions shall apply to the Credit Facility during (and, as otherwise set forth specifically below, after) the ICR Waiver Period:

(a)	the figure “57.5%” set forth in section 9.2(c)(i) shall be changed to “50%” on a permanent basis;

(b)	the expression “2.0:1” set forth in section 9.2(c)(ii) shall be changed to “1.0:1” during the ICR Waiver Period;

(c)	the aggregate Commitments shall be changed to US$270 million on a permanent basis;

(d)	the last sentence of section 9.1(1)(h) shall be operative during the ICR Waiver Period;

(e)	section 9.2(j) shall be operative during the ICR Waiver Period;

(f)

the Medicine Hat Security shall be released at any time after the last day of the Financial Quarter immediately following the last day of the ICR Waiver Period upon the written request of the Borrower to the Agent Bank if:

(i)	the Borrower has minimum corporate credit ratings of at least BBB-/Ba1 or BB+/Baa3 by S&P/Moody’s; and

(ii)

the Borrower shall have delivered to the Agent Bank a Compliance Certificate demonstrating compliance (at the end of the Financial Quarter immediately preceding the proposed date of release of the Medicine Hat Security) with the financial covenants applicable to the Credit Facility as at the end of such preceding Financial Quarter or, as applicable, during the four Financial Quarters then ended), which covenants shall be applied and determined without giving effect to the ICR Waiver Period Election;

(g)	section 12.2(2)(viii) shall become effective; and

(h)

in the event that at any time prior to the release of the Medicine Hat Security in accordance with the preceding paragraph (f) a Material Adverse Effect (Medicine Hat) has occurred and is continuing, the Borrower and the Agent Bank shall enter into discussions regarding the provision by the Borrower of Acceptable Replacement Security in place of the Medicine Hat Security, and the Borrower shall within 90 days of written request by the Agent Bank (subject to an extension of up to 30 days if required and agreed by the Agent Bank) ensure that such Acceptable Replacement Security shall have been executed and delivered to the Agent Bank, and all registrations, payment of stamp duty, filings or recordings necessary to preserve, protect or perfect the enforceability and priority of the Liens created by such Acceptable Replacement Security shall have been completed.

Methanex 2019 Credit Agreement

Section 2.2 Amortization.

(1)

Amortization—Facility A. The Facility A Lenders’ respective Facility A Commitments shall be reduced to nil, and the Borrower shall repay all Facility A Obligations in full, on the Facility A Maturity Date.

(2)

Amortization—Facility B. Subject to section 2.2(3), the Facility B Lenders’ respective Facility B Commitments shall be reduced to nil, and the Borrower shall repay all Facility B Obligations in full, on the Facility B Maturity Date.

(3)

Quarterly Amortizations—Facility B. Facility B will be amortized on a quarterly basis commencing on the last Business Day of the first full calendar month after Substantial Completion and thereafter on the last Business Day of each three-month period. Each quarterly amortization payment shall be in the amount of (i) 1.25% of the aggregate Facility B Principal Outstanding at Substantial Completion until four quarterly payments have been made, and (ii) 2.5% thereafter, in each case together with accrued and unpaid interest.

(4)

Foreign Exchange Fluctuations. If at any time the Principal Outstanding under Facility A or Facility B shall exceed the aggregate relevant Commitments of the relevant Lenders solely by virtue of a change in the Equivalent Amount in US Dollars of Accommodations made in another currency, the Borrower shall forthwith following demand therefor by the Agent Bank pay to the Agent Bank such amount as is required to reduce such Principal Outstanding to, or below, such aggregate Commitments; provided that, in the event that following repayment of all outstanding Cdn Prime Rate Advances and US Base Rate Advances there remains an excess attributable to the outstanding principal amount under LIBOR Advances or (in the case of Facility A) the Face Amount of outstanding Bankers’ Acceptances or Letters of Credit, such amount shall be paid by the Borrower to the Agent Bank, and shall be held by the Agent Bank and invested as directed by the Borrower in Approved Securities as cash collateral security for the Obligations of the Borrower in respect of such LIBOR Advances, Bankers’ Acceptances or Letters of Credit.

(5)

Interest. At the same time as any required or voluntary repayment of principal is made hereunder, the Borrower shall also pay all accrued and unpaid interest on the principal amount being repaid or prepaid, together with any related Increased Costs.

Section 2.3 Voluntary and Mandatory Prepayments and Reductions of Commitments.

(1)

Voluntary Prepayment and Reduction of Commitments—Facility A and B. The Borrower shall have the right at any time, without penalty or bonus, upon at least five Business Days’ notice given by the Borrower to the Agent Bank (which notice, for great certainty, may in the case of the Borrower be given during the ICR Waiver Period), to prepay in whole or in part on a permanent basis the outstanding principal of, and interest on, Facility B or to terminate the whole or reduce in part on a permanent basis the unused portion of the Commitments under Facility A or Facility B (pro rata among the relevant Lenders on the basis of their respective relevant Commitments prior to such reduction). Each partial reduction shall be in an aggregate minimum amount of US$5 million and multiples thereof.

Methanex 2019 Credit Agreement

Amounts voluntarily prepaid by the Borrower under Facility B shall be applied to remaining quarterly amortizations of principal (excluding, for greater certainty, the bullet payment due on the Facility B Maturity Date) on a pro rata basis.

(2)

Mandatory Prepayment and Reduction of Commitments—Facility B. Upon the occurrence of any of events set forth in (a) to (c) below, the Borrower shall be required to apply the Net Proceeds of such event to the mandatory prepayment of Facility B in accordance with the terms of this section 2.3(2), which prepayment shall permanently reduce the availability of Facility B:

(a)

a disposition of any assets comprised in the G3 Project; provided that, in the case of a disposition of all or substantially all of the G3 Project, the entirety of Facility B shall become due and payable in full and all Facility B Obligations shall be paid by the Borrower to the Agent Bank, for the account of the Facility B Lenders, within five Business Days of the closing of such Disposition;

(b)	the incurrence by the Borrower or any Restricted Subsidiary of any Debt, but excluding:

(i)	Debt incurred to refinance Debt under the 1995 Note Indenture;

(ii)	Debt incurred to finance the equity component of the G3 Project;

(iii)	Debt incurred to finance Specified Capital Expenditures, investments in methanol projects or acquisitions, including in respect of Purchase Money Obligations entered into in this regard;

(iv)	Debt incurred to finance cost overruns on the G3 Project;

(v)	an incremental basket not exceeding US$200 million at any time; and

(vi)	draws under the Credit Facility (which shall include, for greater certainty, the exercise of the accordion feature in section 2.1(6)); and

(c)	the receipt by the G3 Owner (or an affiliate or agent on its behalf) of any Insurance Proceeds.

Any reduction in the Facility B Commitments, and resulting prepayment, under Facility B by virtue of an event described in this section 2.3(2) shall be applied or allocated pro rata among the Facility B Lenders on the basis of their respective Facility B Commitments prior to such prepayment, and shall be applied to remaining quarterly amortizations of principal (excluding, for greater certainty, the bullet payment due on the Facility B Maturity Date) on a pro rata basis.

Methanex 2019 Credit Agreement

Section 2.4 Payments.

(1)

Payment Account. The Borrower shall make each payment to be made hereunder (i) in Canadian Dollars, in respect of Bankers’ Acceptances, Cdn Dollar Advances, Cdn Dollar Letters of Credit and interest and fees thereon, and (ii) in US Dollars, in respect of US Dollar Advances, US Dollar Letters of Credit and interest and fees thereon. The Borrower shall make each such payment not later than 1:00 p.m. (Toronto time) on the day when due, in same day funds, by deposit of such funds to the Payment Account.

(2)

Business Day. Subject to the next following sentence, whenever any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be. If any such extension would cause any payment of interest or fees on an Accommodation to be made in the next following calendar month, such payment shall be made on the last preceding Business Day.

(3)	Application. Unless otherwise expressly set forth herein, all amounts received by the Agent Bank on account of the Obligations shall be applied by the Agent Bank as follows:

(a)	first, to fulfil the obligations of the Borrower to pay agency fees to the Agent Bank as set forth in section 2.6;

(b)	second, to fulfil the Borrower’s obligation to pay accrued and unpaid interest (including interest on overdue interest and other amounts);

(c)

third, to fulfil the Borrower’s obligation to pay any fees which are due and owing (including other fees set forth in section 2.6), and any Increased Costs and other unpaid costs, expenses and other amounts payable to the Agent Bank and the Lenders in connection with any of the Credit Facility Documents;

(d)

fourth, to fulfil the Borrower’s obligation to pay any amounts due and owing on account of Principal Outstanding (including in respect of the Face Amount of Bankers’ Acceptances and Letters of Credit); and

(e)	last, to the Borrower or as any court of competent jurisdiction may otherwise direct.

(4)

Pro Rata Basis. All payments of principal, interest and fees herein set forth, unless otherwise expressly stipulated, shall be made for the account of, and distributed to, the Lenders pro rata on the basis of the Obligations respectively owed to them.

Methanex 2019 Credit Agreement

Section 2.5 Computations.

(1)

Basis. All computations of (i) interest based on the Cdn Prime Rate or the US Base Rate shall be made by the Agent Bank on the basis of a year of 365 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable, and (ii) interest based on LIBOR shall be made by the Agent Bank on the basis of a year of 360 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. All computations of fees shall be made by the Agent Bank on the basis of a year of 365 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such fees are payable. Each determination by the Agent Bank of an amount of interest or fees payable by the Borrower hereunder shall be conclusive and binding for all purposes, absent demonstrated error.

(2)

Interest Act (Canada). For purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which any rate of interest based on LIBOR is equivalent may be determined by multiplying the applicable rate by a fraction, the numerator of which is the number of days to the same calendar date in the next calendar year (or 365 days if the calculation is made as of February 29) and the denominator of which is 360.

Section 2.6 Fees.

There shall be paid to the Agent Bank by the Borrower (for the account of the Facility A Lenders or, as the case may be, the Facility B Lenders on a pro rata basis) a standby fee at the Applicable Margin (as set forth under the heading “Standby Fee” in schedule 12 annexed hereto), calculated on the difference from time to time between the aggregate Facility A Commitments or (as the case may be) Facility B Commitments (as reduced in accordance with section 2.3 but irrespective of any reductions by virtue of section 2.1(8)) and the Principal Outstanding; such fee shall be payable in US Dollars, calculated daily from the Closing Date to the Facility A Maturity Date or (as the case may be) Facility B Maturity Date, and payable monthly in arrears on the last Business Day of each calendar month.

The Borrower shall also pay to the Agent Bank the agency and other fees set forth in the fees confirmation email between the Agent Bank and the Borrower on or about the date of this agreement (or as otherwise agreed between the Agent Bank and the Borrower).

Section 2.7 Interest on Overdue Amounts.

Except as otherwise provided in this agreement, each amount owed by the Borrower to a Lender which is not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (both before and after judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to the US Base Rate (in the case of US Dollars) or the Cdn Prime Rate (in the case of Cdn Dollars), in each case plus the Applicable Margin plus                       percent, with interest on overdue interest at the same rate as well after as before maturity, demand and judgment.

Methanex 2019 Credit Agreement

Section 2.8 Maintenance of Accounts.

The Borrower shall open and maintain the Borrower’s Account.

Section 2.9 Illegality.

If: (a) the enactment of any applicable Law, or any change therein or in the interpretation or application thereof by any Official Body or compliance by a Lender with any guideline, official directive, request or direction (whether or not having the force of Law) of any Official Body, hereafter makes it unlawful for a Lender to make, fund or maintain any type of Accommodation or to give effect to its obligations in respect of such type of Accommodation; or (b) as a result of a change in Borrower under Facility B pursuant to section 12.10(2), any Lender determines, acting reasonably, that any applicable Law of the United States or any state thereof has made it unlawful, or that any Official Body of the United States or any state thereof has asserted that it is unlawful, for such Lender to make, fund or maintain any type of Accommodation, to maintain its obligation to make any type of Accommodation or to give effect to its obligations in respect of such type of Accommodation, then such Lender may, by written notice thereof to the Borrower and the Agent Bank, declare its obligations under this agreement in respect of such type of Accommodation to be terminated, whereupon the same shall forthwith terminate, and the Borrower shall repay within the time required by such Law (or at the end of such longer period as such Lender at its discretion has agreed) the Principal Outstanding in respect of all such Accommodations from such Lender, together with accrued interest and fees payable hereunder, and all other costs, losses and expenses incurred in connection with the termination of such Accommodations, including costs, losses and expenses incurred by such Lender by reason of the liquidation or redeployment of deposits or other funds resulting from the termination (herein referred to as “Additional Compensation”). Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this section 2.9, such Lender shall so notify the Borrower and the Agent Bank. Such Lender shall provide to the Borrower and to the Agent Bank a photocopy of the relevant Law, and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation thereof, which shall be conclusive evidence of such Additional Compensation, absent demonstrated error. The Borrower shall pay to such Lender, within ten Business Days of the giving of such notice and receipt of the aforementioned certificate, the Additional Compensation calculated to the date of such notification. Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this section 2.9 are then applicable. Each Lender shall endeavour in consultation with the Borrower to limit the incidence of any such Additional Compensation. Such Lender shall eliminate, and the Borrower shall thereafter not be obligated to pay, such Additional Compensation should the cause of the same be rescinded, removed, repealed or withdrawn.

Section 2.10 Account Debit Authorization.

The Borrower authorizes and directs the Agent Bank, in its discretion, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained with Royal Bank (for so long as Royal Bank is Agent Bank hereunder) for all amounts payable by the Borrower under this agreement, including but not limited to the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts; provided that the Agent Bank will not so debit in respect of Increased Costs without having first provided to the Borrower a reasonable opportunity to review and discuss same (which opportunity, absent extenuating circumstances, shall not be less than 14 days).

Methanex 2019 Credit Agreement

Section 2.11 Agent Bank’s Discretion on Allocation.

In the event that it is not practicable to:

(a)	allocate an Accommodation pro rata in accordance with sections 3.2, 4.1(2) or 5.4 by reason of the occurrence of circumstances described in sections 2.1(5), 2.9 or 3.5;

(b)

allocate a Drawing among the Lenders in accordance with section 4.1(2) such that the aggregate amount of Bankers’ Acceptances required to be accepted hereunder complies with the minimum amounts or increments set forth in section 2.1(3); or

(c)

allocate an Issuance among the Lenders such that the Letter of Credit required to be issued by each Lender complies with the reasonable commercial requirements of the Borrower or the Beneficiary (but without limiting the application of the last paragraph of section 5.1);

the Agent Bank is authorized by the Borrower and each Lender to make such allocation as the Agent Bank determines in its sole and unfettered discretion may be equitable in the circumstances. All fees in respect of any such Drawing or Issuance, and fees payable under section 2.6, shall be adjusted by the Agent Bank accordingly.

Section 2.12 Where Borrower Fails to Pay.

Unless the Agent Bank has been notified in writing by the Borrower at least one Business Day prior to the date on which any payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Agent Bank may, in its discretion, assume that the Borrower has remitted such payment when so due and the Agent Bank may, in its discretion and in reliance upon such assumption, make available to each relevant Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this agreement. If the Borrower does not in fact remit such payment to the Agent Bank, the Agent Bank shall promptly notify each relevant Lender and each such Lender shall forthwith on demand repay to the Agent Bank the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent Bank (such rate to be conclusive and binding on such Lender) in accordance with the Agent Bank’s usual banking practice for similar advances to financial institutions of like standing as such Lender but in no event greater than the US Base Rate or the Cdn Prime Rate, as the case may be.

Methanex 2019 Credit Agreement

ARTICLE 3

ADVANCES

Section 3.1 Advances.

(1)	Commitment.

(a)

Facility A. Each Facility A Lender agrees (on a several basis with the other Facility A Lenders, up to the amount of such Lender’s Facility A Commitment), on the terms and conditions herein set forth, from time to time to make Advances prior to termination of Facility A as follows:

Cdn Prime Rate Advances

US Base Rate Advances

LIBOR Advances

(b)

Facility B. Each Facility B Lender agrees (on a several basis with the other Facility B Lenders, up to the amount of such Lender’s Facility B Commitment), on the terms and conditions herein set forth, from time to time to make Advances prior to termination of Facility B as follows:

US Base Rate Advances

LIBOR Advances

(2)	Amounts—Facility A. Each Advance under Facility A shall be in an aggregate principal amount not less than the requisite amount (or multiple thereof) set forth in section 2.1(3).

(3)

Amounts—Facility B. Each Advance under Facility B shall be in an aggregate principal amount not less than US$2 million (and, as applicable, not less than the requisite amount (or multiple thereof) set forth in section 2.1(3)).

Section 3.2 Making the Advances.

(1)

Notice. Each Borrowing shall be made on the number of days prior notice specified in schedule 7 annexed hereto in relation to the type of Advance requested, given in each case not later than 10:00 a.m. (Vancouver time) by the Borrower to the Agent Bank, which shall give to each relevant Lender prompt notice thereof and such Lender’s rateable portion of such Advance. Each such notice of a Borrowing (a “Borrowing Notice”) shall be given in substantially the form of schedule 2 annexed hereto, or such other form as the Agent Bank may from to time specify, or (in the case of Facility A only) by telephone (confirmed promptly in writing) containing the same information as would be contained in a Borrowing Notice.

(2)

Lender Funding. Each Lender shall, before 10:00 a.m. (Vancouver time) on the date of the requested Borrowing, deposit to the Payment Account in same day funds such Lender’s rateable portion of such Borrowing in (i) Canadian Dollars, in the case of a Canadian Dollar Advance, and (ii) US Dollars, in the case of a US Dollar Advance. Promptly upon receipt by the Agent Bank of such funds and upon fulfilment of the applicable conditions set forth in article 6, the Agent Bank will make such funds available to the Borrower by debiting such account (or causing such account to be debited), and by crediting the Borrower’s Account (or causing such account to be credited) with like funds in the aggregate amount of such funds.

Methanex 2019 Credit Agreement

(3)

Notice Irrevocable. Each Borrowing Notice shall be irrevocable and binding on the Borrower. The Borrower shall indemnify each Facility A (or, as the case may be, Facility B) Lender against any loss or expense incurred by such Lender as a result of any failure by the Borrower to fulfil or honour, before the date specified for any Borrowing, the applicable conditions set forth in article 6, if the Borrowing as a result of such failure is not made on such date.

(4)

Failure by Lender to Fund. Unless the Agent Bank shall have received notice from a Facility A (or, as the case may be, Facility B) Lender prior to the date of any Borrowing that such Lender will not make available to the Agent Bank such Lender’s rateable portion of such Borrowing, the Agent Bank may assume that such Lender has made such portion available to the Agent Bank on the date of such Borrowing in accordance with section 3.2(2) and the Agent Bank may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have made its rateable portion available to the Agent Bank, such Lender shall pay such corresponding amount to the Agent Bank forthwith on demand. If such Lender shall pay such corresponding amount to the Agent Bank, the amount so paid shall constitute such Lender’s Advance as part of such Borrowing for purposes of this agreement. The Agent Bank shall also be entitled to recover from such Lender interest on such corresponding amount, for each day from the date such amount was made available to the Borrower until the date such amount is repaid to the Agent Bank, at a rate per annum equal to (i) in the case of a Canadian Dollar Advance, the Cdn Prime Rate in effect from time to time, or (ii) in the case of a US Dollar Advance, the US Base Rate in effect from time to time, in each case plus the Applicable Margin. If such Lender shall not pay such corresponding amount to the Agent Bank forthwith on demand, the Borrower shall pay such corresponding amount (together with accrued and unpaid interest at the rate herein set forth for such type of Advance) to the Agent Bank within two Business Days of demand being made upon it; provided that, if such Lender is an affiliate of another Lender that has made its necessary payment hereunder, the Borrower and such other Lender shall first consult in good faith as to whether such failure may be alleviated through another funding source satisfactory to the Borrower and such other Lender.

(5)

Ibid. The Agent Bank shall notify the Borrower of the failure of any Lender to make an Advance if (i) such failure has not been remedied within seven days, or (ii) the Agent Bank reasonably believes that such failure was caused by any reason other than a technical failure or as a result of a defect in the arrangements hereunder for funding Advances. The Agent Bank shall not be liable to either Borrower or any Lender in respect of notice given or not given pursuant to this section 3.2(5). In the event of the continuing failure by any Lender (in this section 3.2(5), the “defaulting Lender”) to make an Advance, the Borrower and the Agent Bank shall use their reasonable best efforts to arrange for one or more other persons reasonably satisfactory to the Borrower and the other Facility A (or, as the case may be, Facility B) Lenders to assume all or a portion of the relevant Commitments and the outstanding Accommodations of the defaulting Lender. The assuming Lender shall execute all such documents as may be reasonably required by the Agent Bank and the Borrower to effect such assumption.

Methanex 2019 Credit Agreement

(6)

Reliance. The Agent Bank may (in the case of Facility A only) act upon the basis of telephonic notice believed by it in good faith to be from the Borrower prior to receipt of a Borrowing Notice. In the event of conflict between the Agent Bank’s record of the applicable terms of any Borrowing and such Borrowing Notice, the Agent Bank’s record shall prevail, absent demonstrated error.

Section 3.3 Election of Interest Rates.

(1)

General. Each Advance shall initially be the type of Advance specified in the applicable Borrowing Notice and shall bear interest at the rate applicable to such type of Advance, until (i) in the case of a LIBOR Advance, the end of the initial Interest Period applicable thereto as specified in the applicable Borrowing Notice, or (ii) in the case of a Cdn Prime Rate Advance or a US Base Rate Advance, the date on which such type of Advance is repaid in full or such Advance is changed to another type of Advance pursuant to this section 3.3.

(2)

Interest Rate Elections. Subject to availability, the Borrower may from time to time elect to change the type of Advance or (in the case of a LIBOR Advance) continue the same as a LIBOR Advance for an additional Interest Period, by giving an Interest Rate Election as follows:

(a)

if such Advance is a LIBOR Advance, the Borrower may elect to (i) change such LIBOR Advance to a US Base Rate Advance, or (ii) continue such LIBOR Advance for an additional Interest Period, in each case beginning on the last day of the then current Interest Period applicable to such LIBOR Advance; and

(b)	if such Advance is a US Base Rate Advance, the Borrower may elect to change such US Base Rate Advance as of any Business Day to a LIBOR Advance.

(3)

Notice. Each such election shall be made on notice given the number of days prior to the effective date of such change or continuation as is specified in schedule 7 annexed hereto in relation to the type of Advance into which such Advance is to be changed or the type of Advance which is to be continued, given in each case not later than 10:00 a.m. (Vancouver time) by the Borrower to the Agent Bank. Each such notice (an “Interest Rate Election”) shall be given substantially in the form of schedule 4 annexed hereto (or such other form as the Agent Bank may from time to time specify), or by telephone (promptly confirmed in writing) containing the same information as would be contained in an Interest Rate Election. The Agent Bank may act upon the basis of a telephone notice believed by it in good faith to be from the Borrower prior to receipt of an Interest Rate Election. In the event of a conflict between the Agent Bank’s record of the applicable terms of any change or continuation of an Advance and such Interest Rate Election, the Agent Bank’s record shall prevail, absent demonstrated error.

Methanex 2019 Credit Agreement

(4)

Ibid. Each Interest Rate Election shall specify, with respect to the outstanding Advances to which such Interest Rate Election applies (i) if the type of such Advance is to be changed, the new type of Advance selected, the date on which such change is to be made and, if the new type of Advance selected is a LIBOR Advance, the duration of the initial Interest Period applicable thereto, or (ii) if such Advance is a LIBOR Advance which is to continue to bear the same type of interest for an additional Interest Period, the duration of the additional Interest Period and the date on which such Interest Period is to begin. Each Interest Period specified in an Interest Rate Election shall comply with the provisions of the definition of Interest Period, as set forth in section 1.1.

(5)

Notice Irrevocable. Each Interest Rate Election shall be irrevocable and binding upon the Borrower. If the Borrower fails to give to the Agent Bank in respect of all or any part of a LIBOR Advance (as permitted hereunder) (i) an Interest Rate Election in the manner required by section 3.3(2)(a), or (ii) a notice of repayment in the manner required by section 2.1(4), then such LIBOR Advance, or part thereof, shall continue as a LIBOR Advance for a further Interest Period of one month.

Section 3.4 Interest on Advances.

The Borrower shall pay interest on the unpaid principal amount of each Advance at the following rates per annum:

(a)

Cdn Prime Rate Advances. If and so long as such Advance is a Cdn Prime Rate Advance, at a rate per annum equal at all times to the sum of the Cdn Prime Rate in effect from time to time plus the Applicable Margin, calculated daily and payable in Cdn Dollars in arrears (i) monthly on the last Business Day of each month, and (ii) when such Cdn Prime Rate Advance becomes due and payable in full.

(b)

US Base Rate Advances. If and so long as such Advance is a US Base Rate Advance, at a rate per annum equal at all times to the sum of the US Base Rate in effect from time to time plus the Applicable Margin, calculated daily and payable in US Dollars in arrears (i) monthly on the last Business Day of each month, and (ii) when such US Base Rate Advance becomes due and payable in full.

(c)

LIBOR Advances. If and so long as such Advance is a LIBOR Advance, at a rate per annum equal at all times during each Interest Period for such LIBOR Advance to the sum of LIBOR for such Interest Period plus the Applicable Margin, calculated daily and payable in US Dollars (i) at the end of such Interest Period except where such Interest Period exceeds three months in duration, in which case such interest shall be calculated and payable on the dates falling every three months following the commencement of the Interest Period) and, finally, at the end of such Interest Period, and (ii) when such LIBOR Advance becomes due and payable in full.

Methanex 2019 Credit Agreement

Section 3.5 Circumstances Requiring Different Pricing.

(1)	Market Disruption—LIBOR. If the Majority Lenders under a Facility under which a proposed LIBOR Advance is requested determine that, for any reason:

(a)	adequate and reasonable means do not exist for determining LIBOR for any requested Interest Period with respect to such proposed LIBOR Advance; or

(b)	LIBOR for any requested Interest Period does not adequately and fairly reflect the cost to such Lenders of funding such proposed LIBOR Advance,

then the Agent Bank will promptly notify the Borrower and each relevant Lender of such determination. From and after delivery of such notice by the Agent Bank, the obligation of such Lenders to make or maintain LIBOR Advances under such Facility shall be suspended until such time as the Agent Bank (upon the instruction of such Majority Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for an Advance, conversion or rollover of LIBOR Advances or, failing that, such request and any further Borrowing Request requesting an Advance, conversion or rollover of a LIBOR Advance shall be deemed to be a Borrowing Request requesting a US Base Rate Advance in the same aggregate principal amount.

(2)	Discontinuation of LIBOR.

(a)	If at any time the Agent Bank determines (which determination shall be conclusive, absent manifest error), or the Borrower notifies the Agent Bank that it has determined, that:

(i)

the circumstances described in section 3.5(1) have arisen and such circumstances are unlikely to be temporary, or that the circumstances described in section 3.5(1) have not arisen, but either (x) the applicable supervisor or administrator of LIBOR, or (y) a Governmental Authority having jurisdiction over the Agent Bank, has made a public statement identifying a specific date after which LIBOR shall no longer be used for determining interest rates for loans (either such date, a “LIBOR Discontinuation Date”); or

(ii)	a rate other than LIBOR has become a widely recognized benchmark rate for newly originated loans denominated in U.S. Dollars in the Canadian market,

then the Agent Bank and the Borrower shall negotiate in good faith to select a replacement index for LIBOR and make adjustments to the Applicable Margin and other, related, amendments to this agreement such that, to the extent practicable, the all-in interest rate paid by the Borrower under this agreement based on the replacement index will give due consideration to the prevailing market convention for determining a rate of interest for syndicated loans in US Dollars at the time.

Methanex 2019 Credit Agreement

(b)

Upon an agreement being reached between the Agent Bank and the Borrower pursuant to clause (a) above, the Agent Bank and the Borrower shall enter into an amendment to this agreement that gives effect to the replacement reference rate of interest, adjustments to the Applicable Margin and such other related amendments as may be appropriate in the discretion of the Agent Bank and the Borrower (each acting reasonably) for the implementation and administration of U.S. Dollar loans under the relevant Facility bearing interest calculated with reference to the replacement index. Notwithstanding anything to the contrary in this agreement (including section 12.2(2)) or any other Credit Facility Document, such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth Business Day after a copy of the amendment is provided to the relevant Lenders and without any further action or consent of any other party to this agreement, unless the Agent Bank receives, on or before such date and time, a written notice from Lenders constituting the relevant Majority Lenders stating that such Lenders object to such amendment.

(c)

Selection of the replacement index, adjustments to the Applicable Margin, and all other related amendments to this agreement contemplated by section 3.5(2)(b) shall give due consideration to the prevailing market practice for: (i) determining a rate of interest applicable to newly originated syndicated US Dollar loans made in Canada at such time, and (ii) transitioning existing loans from LIBOR-based interest rates to loans bearing interest calculated with reference to the new reference rate.

(d)

Until an amendment reflecting the transition to a new reference rate becomes effective as contemplated by this section 3.5(2), each Advance, conversion or rollover of a LIBOR Advance under the relevant Facility shall continue to bear interest calculated with reference to LIBOR; provided that, if the Agent Bank determines (which determination shall be conclusive, absent manifest error) that a LIBOR Discontinuation Date has occurred, then on the last day of the Interest Period during which the LIBOR Discontinuation Date occurred all LIBOR Advances shall automatically be converted to US Base Rate Advances until such time as an amending agreement adopting a new reference rate of interest becomes effective as contemplated by this section 3.5(2).

(e)

For greater certainty, the procedures contemplated by this section 3.5 may be initiated with respect to both Facilities at the same time, and in such event the relevant Majority Lenders for both Facilities may determine that such procedures take place as one, and thereafter any requisite direction, instruction or approval in respect of all negotiations, determinations, amendments and other matters under such procedures shall be given by the Majority Lenders.

Methanex 2019 Credit Agreement

(f)

Notwithstanding any other provision of this agreement, if at any time the alternate reference rate agreed upon to replace LIBOR shall be less than zero, it shall be deemed to be zero for the purposes of this agreement.

ARTICLE 4

BANKERS’ ACCEPTANCES

Section 4.1 Acceptance Commitment.

(1)

Commitment. Each Facility A Lender agrees (on a several basis with the other Facility A Lenders, up to the amount of such Lender’s Facility A Commitment), on the terms and subject to the conditions herein set forth, either (i) to create Bankers’ Acceptances or, in the case where it has granted a participation in all or any part of its interest in Facility A to a Participant, to arrange for the creation of Bankers’ Acceptances by such Participant, or (ii) if such Facility A Lender is a Non-Acceptance Lender, to make BA Equivalent Advances in accordance with section 4.1(3).

(2)

Amounts. Each Drawing shall be in an aggregate Face Amount not less than the requisite amount (or multiple thereof) set forth in section 2.1(3) and shall consist of the creation of Bankers’ Acceptances and the making of BA Equivalent Advances on the same day, effected or arranged by the relevant Facility A Lenders in accordance with section 4.4, rateably according to their respective Facility A Commitments (subject to section 2.1(5) and section 2.11).

(3)

B.A. Equivalent Advances. A Non-Acceptance Lender shall, in lieu of accepting and purchasing Bankers’ Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers’ Acceptances which that Non-Acceptance Lender would otherwise be required to accept and purchase as part of such Drawing. To determine the amount of those Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate for that BA Equivalent Advance. Any BA Equivalent Advance shall be made on the relevant Drawing, and shall remain outstanding for the term of the relevant Bankers’ Acceptances. Concurrently with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the drawing fee which that Facility A Lender would otherwise be entitled to receive pursuant to section 4.6 as part of that BA Equivalent Loan if that BA Equivalent Advance was a Bankers’ Acceptance, based on the amount of principal and interest payable on the maturity date of that BA Equivalent Advance. On the maturity date for the Bankers’ Acceptances required by the Borrower, the Borrower shall pay to each Non-Acceptance Lender the amount of such Facility A Lender’s BA Equivalent Advance plus interest on the principal amount of that BA Equivalent Advance calculated at the applicable Non-Acceptance Discount Rate from the date of acceptance to but excluding the maturity date of that BA Equivalent Advance.

Methanex 2019 Credit Agreement

Section 4.2 Drawing Notice.

(1)

Notice. Each Drawing shall be made on the number of days prior written notice specified in schedule 7 annexed hereto in relation to Bankers’ Acceptances, given not later than 10:00 a.m. (Vancouver time) by the Borrower to the Agent Bank, which shall give each Facility A Lender prompt notice thereof and of such Facility A Lender’s rateable portion of Bankers’ Acceptances to be created and/or BA Equivalent Advances to be made under the Drawing. Each such notice of a Drawing (a “Drawing Notice”) shall be given in substantially the form of schedule 3 annexed hereto or by telephone (confirmed promptly in writing) containing the same information as would be contained in a Drawing Notice.

(2)	Maturity. A Borrower shall not request in a Drawing Notice a term for drafts which would end on a date subsequent to the Facility A Maturity Date.

(3)

Notice Irrevocable. Each Drawing Notice shall be irrevocable and binding on the Borrower. The Borrower shall indemnify the Facility A Lenders against any loss or expense incurred by such Facility A Lenders as a result of any failure by the Borrower to fulfil or honour, before the date specified for any Drawing, the applicable conditions set forth in article 6, if the Drawing as a result of such failure is not made on such date.

(4)

Reliance. The Agent Bank may act upon the basis of telephonic notice believed by it in good faith to be from the Borrower prior to receipt of a Drawing Notice. In the event of a conflict between the Agent Bank’s record of the applicable terms of any Drawing and such Drawing Notice, the Agent Bank’s record shall prevail, absent demonstrated error.

Section 4.3 Form of Bankers’ Acceptances.

(1)

Form. Each Bankers’ Acceptance shall (i) be in a Face Amount conforming to section 4.1(2), (ii) be dated the date of the Drawing, (iii) mature and be payable by the Borrower (in common with all other Bankers’ Acceptances created in connection with such Drawing) on a Business Day which occurs one, two, three or six months after the date thereof, subject to availability, and (iv) be in a form satisfactory to the relevant Facility A Lender (or the relevant Participant).

(2)

Applicability of DBNA. It is the intention of the parties that (except for individual Facility A Lenders not capable thereof) all Bankers’ Acceptances accepted by the Facility A Lenders under this agreement shall be issued in the form of a “depository bill” (as that term is defined in the Depository Bills and Notes Act (Canada) (the “DBNA”)), be deposited with The Canadian Depository for Securities Limited and be made payable to “CDS & Co.” The Agent Bank and the Facility A Lenders shall effect the following practices and procedures and, subject to the approval of the Majority Facility A Lenders, establish and notify the Borrower and the Facility A Lenders of any additional procedures, consistent with the terms of this agreement and the requirements of the DBNA, as are reasonably necessary to accomplish this intention:

Methanex 2019 Credit Agreement

(a)

each Bankers’ Acceptance accepted and purchased by a Facility A Lender hereunder shall have marked prominently and legibly on its face and within its text, at or before time of issue, the words “This is a depository bill subject to the Depository Bills and Notes Act”;

(b)	any reference to authentication of that Bankers’ Acceptance will be removed; and

(c)	that Bankers’ Acceptance shall not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

(3)

Grace. The Borrower hereby waives presentment for payment and any other defence to payment of any amounts due in respect of a Bankers’ Acceptance, and hereby renounces, and shall not claim, any days of grace for the payment of the Bankers’ Acceptance.

(4)

Completion of Bankers’ Acceptance. Upon receipt of the advice pursuant to section 4.2(1), each relevant Facility A Lender, other than a Non-Acceptance Lender, is thereupon authorized to execute Bankers’ Acceptances as the duly authorized attorney of the Borrower pursuant to a Power of Attorney, in accordance with the particulars so advised by the Agent Bank.

(5)

BA Proceeds. In the case of a Drawing, each relevant Facility A Lender shall, for same day value on the Drawing Date specified by the Borrower in the applicable Drawing Notice, credit the Payment Account for the account of the Borrower with the applicable Discount Proceeds (less the drawing fees payable to that Facility A Lender pursuant to section 4.6) of the Bankers’ Acceptances purchased or the BA Equivalent Advance made by that Facility A Lender.

(6)	Sale. The relevant Facility A Lender may from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it.

Section 4.4 Drawing Fee.

The Borrower shall pay to the Agent Bank (for the account of the Facility A Lenders, pro rata on the basis of their respective Facility A Commitments, subject to section 2.1(5) and section 2.11) a drawing fee in Canadian Dollars. Such drawing fee shall be payable by the Borrower in advance, on the Drawing Date, and shall be calculated on the Face Amount of such Bankers’ Acceptances on the basis of the number of days in the term of such Bankers Acceptances (including the Drawing Date but excluding the maturity date) at a rate per annum equal to the applicable percentage set forth in the definition of Applicable Margin.

Section 4.5 Payment at Maturity.

The Borrower shall pay to the Agent Bank, and there shall become due and payable, on the maturity date for each Bankers’ Acceptance an amount in same day funds equal to the Face Amount of the Bankers’ Acceptance. The Borrower shall make each payment hereunder in respect of Bankers’ Acceptances by deposit of the required funds to the Payment Account. Upon receipt of such payment, the Agent Bank will promptly thereafter cause such payment to be distributed to the relevant Facility A Lenders in like funds relating to the payment of Bankers’ Acceptances rateably (based on the proportion that the aggregate Face Amount of Bankers’ Acceptances accepted by a Facility A Lender and its Participants maturing on the relevant date bears to the aggregate Face Amount of Bankers’ Acceptances accepted by all Facility A Lenders and Participants maturing on such date). Such payment to the Agent Bank shall satisfy the Borrower’s obligations under a Bankers’ Acceptance to which it relates and the accepting institution shall thereafter be solely responsible for the payment of such Bankers’ Acceptance.

Methanex 2019 Credit Agreement

Unless the Borrower notifies the Agent Bank prior to 10:00 a.m. (Vancouver time) on the Business Day immediately prior to the maturity date of a Bankers’ Acceptance that the Borrower intends to pay to the Agent Bank the Face Amount thereof with funds other than the proceeds of Advances, (i) the Borrower shall be deemed to have given a Borrowing Notice to the Agent Bank requesting the Facility A Lenders to make a Cdn Prime Rate Advance on such maturity date in an amount equal to such Face Amount, and (ii) the Facility A Lenders shall, on such maturity date, make such Advance and apply the proceeds thereof to payment of such Face Amount.

Section 4.6 Delivery of Power of Attorney Respecting Bankers’ Acceptances.

As a condition precedent to each Facility A Lender’s obligation to accept Bankers’ Acceptances hereunder, the Borrower shall have delivered to that Facility A Lender a duly executed Power of Attorney, enabling that Facility A Lender to execute and deliver Bankers’ Acceptances for and on behalf of the Borrower.

No Facility A Lender or Participant shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any draft or Bankers Acceptances executed in blank except any such damage, loss or claim arising by reason of the gross negligence, wilful misconduct or fraud of such Facility A Lender or Participant or its officers, employees, agents or representatives or arising by reason of such Facility A Lender or Participant or its officers, employees, agents or representatives failing to exercise such care in the custody and safekeeping of such draft or Bankers’ Acceptances as it would exercise in the custody and safekeeping of similar property owned by it.

Section 4.7 Prepayments.

Except as required by section 2.2(2) or section 4.8, or as permitted by section 2.3, no repayment of a Bankers’ Acceptance shall be made by the Borrower to a Facility A Lender or Participant prior to the maturity date thereof. Any repayment required by section 2.2(2) or section 4.8 shall be made (unless such repayment has been rescinded or otherwise is required to be returned by such Facility A Lender or Participant to the Borrower for any reason) in accordance with the provisions of section 4.8. Any such payment by the Borrower to the Agent Bank shall satisfy the Borrower’s obligations under a Bankers’ Acceptance to which it relates and the accepting institution shall thereafter be solely responsible for the payment of such Bankers’ Acceptance and shall indemnify and hold the Borrower harmless against any liabilities, costs or expenses incurred by the Borrower as a result of any failure by such Facility A Lender or Participant to pay the Bankers’ Acceptance in accordance with its terms.

Methanex 2019 Credit Agreement

Section 4.8 Default.

Upon the occurrence of an Event of Default and the Agent Bank declaring the Obligations to be due and payable pursuant to section 10.1, and notwithstanding the date of maturity of any outstanding Bankers’ Acceptances, an amount equal to the Face Amount of all outstanding Bankers’ Acceptances which Facility A Lenders and any Participants are required to honour shall thereupon forthwith become due and payable by the Borrower to the Agent Bank, and such amount shall be held by the Agent Bank and invested (as directed by the Borrower with respect to matters other than term) in Approved Securities as collateral security to provide for or to secure payment of the Face Amount of such outstanding Bankers’ Acceptances upon maturity.

Section 4.9 Market Disruption.

If the Majority Facility A Lenders determine that for any reason a market for Bankers’ Acceptances does not exist at any time or the Facility A Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform their other obligations under this Agreement with respect to Bankers’ Acceptances, the Agent Bank will promptly so notify the Borrower and each Facility A Lender. Thereafter, the Borrower’s right to request the acceptance of Bankers’ Acceptances shall be and remain suspended until the Majority Facility A Lenders determine and the Agent Bank notifies the Borrower and each Facility A Lender that the condition causing such determination no longer exists.

ARTICLE 5

LETTERS OF CREDIT

The provisions of this Article 5 shall apply only to Facility A.

Section 5.1 Letters of Credit Commitment.

The Agent Bank shall issue on behalf of each Facility A Lender (on a several basis with the other Facility A Lenders, up to the amount of such Facility A Lender’s Facility A Commitment), on the terms and subject to the conditions herein set forth, Letters of Credit for the account of the Borrower from time to time on any Business Day prior to the Facility A Maturity Date.

If any Facility A Lender (in this paragraph, a “Non-Qualifying Lender”) has a rating of Baa1/BBB+ (or equivalent) or less assigned to its senior unsecured public debt by an Agency, at the request of the Borrower made to the Agent Bank (and in such circumstance the Agent Bank shall have no duty to confirm, or enquire as to, such rating) such Facility A Lender will not be included as a Facility A Lender issuing a Letter of Credit and all references to Facility A Lenders in this article 5 and schedule 6 shall exclude such Facility A Lender. In such event, the portion of the Face Amount of a Letter of Credit that would otherwise have been issued by the Non-Qualifying Lender (in this paragraph, the “Non-Qualifying Portion”) shall be issued by the other Facility A Lenders pro rata in accordance with their respective Facility A Commitments (provided that in no event shall the Principal Outstanding in respect of the Accommodations made by a Facility A Lender exceed such Facility A Lender’s Facility A Commitment) and the Non-Qualifying Lender’s share of Accommodations other than such Letter of Credit shall be increased (and the other Facility A Lenders’ shares decreased pro rata in accordance with their respective Facility A Commitments) by the amount of the Non-Qualifying Portion. The Agent Bank is authorized by the Borrower and each Facility A Lender to make such re-allocations of Accommodations as the Agent Bank determines in its sole and unfettered discretion may be equitable in the circumstances.

Methanex 2019 Credit Agreement

Section 5.2 Notice of Issuance.

(1)

Notice. Each Issuance shall be made on the number of days prior written notice specified in schedule 7 annexed hereto in relation to Letters of Credit, given substantially in the form of schedule 5 annexed hereto (an “Issue Notice”) not later than 10:00 a.m. (Vancouver time) by the Borrower to the Agent Bank. The Issue Notice shall specify (i) the requested Issue Date; (ii) the Face Amount of the Letter of Credit; (iii) the expiration date of the Letter of Credit; and (iv) the name and address of the Beneficiary. Promptly upon receipt of an Issue Notice, the Agent Bank shall notify each Facility A Lender thereof, which notice from the Agent Bank shall also specify each Facility A Lender’s rateable amount of such Letter of Credit and shall attach the Borrower’s completed application for such Letter of Credit.

(2)	Maturity. The Borrower shall not request in an Issue Notice a maturity date for a Letter of Credit which would be subsequent to the Facility A Maturity Date.

(3)

Notice Irrevocable. Each Issue Notice shall be irrevocable and binding on the Borrower. The Borrower shall indemnify the Agent Bank and the Facility A Lenders against any loss or expense incurred by the Agent Bank or the Facility A Lenders as a result of any failure by the Borrower to fulfil or honour before the date specified for any Issuance the applicable conditions set forth in article 6, if the Issuance as a result of such failure is not made on such date.

Section 5.3 Form of Letter of Credit.

Each Letter of Credit to be issued by the Agent Bank on behalf of the Facility A Lenders hereunder: (i) shall be dated the Issue Date; (ii) shall have an expiration date on a Business Day which occurs no more than 365 days after the Issue Date, or such later date as the Facility A Lenders may permit; (iii) shall comply with the definition of Letter of Credit; and (iv) shall be substantially in the form of schedule 6 annexed hereto, with any such change to such form as (y) the Borrower shall request and the Agent Bank shall determine in good faith and on a commercially reasonable basis does not materially increase the obligations, or diminish the rights, of any Facility A Lender relative to such form, or (z) all of the Facility A Lenders shall approve; provided that, without the prior written consent of each Facility A Lender, no Letter of Credit may be issued that would vary the several nature of the obligations of the Facility A Lenders thereunder.

Methanex 2019 Credit Agreement

Section 5.4 Procedure for Issuance of Letters of Credit.

(1)

Agent Bank to Execute As Attorney. Each Letter of Credit shall be executed and delivered by the Agent Bank in the name of and on behalf of, and as attorney-in-fact for each Facility A Lender. The Agent Bank shall act under each Letter of Credit as the agent of each Facility A Lender to: (i) receive drafts, other demands for payment and other documents presented by the Beneficiary thereunder (and the Agent Bank shall forward a copy of such documents to the Borrower promptly upon receipt thereof); (ii) determine whether such drafts, demands and documents are in compliance with the terms and conditions of such Letter of Credit; and (iii) notify such Facility A Lender and the Borrower that a valid drawing has been made and the date that the related payment by a Facility A Lender thereunder is to be made; provided that the Agent Bank shall have no obligation or liability for any such payment under any Letter of Credit, and each Letter of Credit shall expressly so provide. Each Facility A Lender hereby irrevocably appoints and designates the Agent Bank as its attorney-in-fact, acting through any duly authorized officer of the Agent Bank, to execute and deliver in the name and on behalf of such Facility A Lender at any time prior to the Facility A Maturity Date in respect of such Facility A Lender each Letter of Credit to be issued by such Facility A Lender hereunder. Promptly upon the request of the Agent Bank, each Facility A Lender will furnish to the Agent Bank such powers of attorney or other evidence as any beneficiary thereunder may reasonably request in order to demonstrate that the Agent Bank has the power to act as attorney-in-fact for such Facility A Lender to execute and deliver such Letter of Credit. The Borrower and the Facility A Lenders agree that each Letter of Credit shall provide that all drafts and other documents presented thereunder shall be delivered to the Agent Bank and that all payments thereunder shall be made by the Facility A Lenders obligated thereon through the Agent Bank. Each Facility A Lender shall be severally liable under each Letter of Credit in proportion to its rateable share of the aggregate Commitments on the Issue Date of such Letter of Credit, and each Letter of Credit shall specify each Facility A Lender’s rateable share of the amount payable thereunder.

(2)

Records. The Agent Bank shall maintain records showing the undrawn and unexpired amount of Letters of Credit outstanding hereunder and each Facility A Lender’s share of such amount and showing for each Letter of Credit issued hereunder: (i) the Issuance Date and expiration date thereof; (ii) the amount thereof; (iii) the date and amount of all payments made thereunder; and (iv) each Facility A Lender’s share of the amount of each Letter of Credit issued hereunder. The Agent Bank shall make copies of such records available to the Borrower or any Facility A Lender upon request. In the event of a conflict between the Agent Bank’s record of the applicable terms of any Issuance and an Issue Notice, the Agent Bank’s record shall prevail, absent demonstrated error.

(3)

Time for Honour. No Letter of Credit shall require payment against a conforming draft to be made thereunder on the same Business Day upon which such draft is presented, if such presentation is made after 11:00 a.m. (local time) on such Business Day.

(4)

Issue. Not later than 1:00 p.m. (Toronto time) on an applicable Issue Date, the Agent Bank, as attorney-in-fact for the Facility A Lenders, will complete and issue or arrange to have completed and issued the relevant Letter of Credit: (i) dated the Issue Date; (ii) in favour of the Beneficiary; (iii) in a Face Amount; and (iv) with the expiration date; all as specified by the Borrower in its Issue Notice. Upon issuance of a Letter of Credit, the Agent Bank shall give prompt notice thereof to the Borrower and each Facility A Lender.

Methanex 2019 Credit Agreement

Section 5.5 Payment of Amounts Drawn Under Letters of Credit.

(1)

Review. The Borrower and each Facility A Lender hereby authorize the Agent Bank to review on behalf of each Facility A Lender each draft and other document presented under each Letter of Credit. The determination of the Agent Bank as to the conformity of any documents presented under a Letter of Credit to the requirements of such Letter of Credit shall, in the absence of the Agent Bank’s gross negligence or wilful misconduct, be conclusive and binding on the Borrower and each Facility A Lender. The Agent Bank shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any Letter of Credit. The Agent Bank shall promptly after such examination: (i) notify each of the Facility A Lenders obligated under such Letter of Credit and the Borrower by telephone (confirmed in writing) of such demand for payment and of each Facility A Lender’s rateable share of such payment; (ii) promptly deliver to each such Facility A Lender and the Borrower a copy of each document purporting to represent a demand for payment under such Letter of Credit; and (iii) notify each Facility A Lender and the Borrower whether said demand for payment was properly made under the relevant Letter of Credit. The responsibility of the Agent Bank and the Facility A Lenders in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are in conformity with the requirements of such Letter of Credit.

(2)

Payment. With respect to any drawing determined by the Agent Bank to have been properly made under a Letter of Credit, each Facility A Lender will make its rateable share of the applicable payment in respect of such Letter of Credit in accordance with its liability under such Letter of Credit and this agreement, such payment to be made to the Agent Bank in the Payment Account. The Agent Bank will make any payments made available to it by the Facility A Lenders to the Beneficiary of such Letter of Credit by promptly crediting the amounts so received, in like funds, to the account identified by such Beneficiary in connection with such demand for payment. Promptly following any payment by any Facility A Lender in respect of any Letter of Credit, the Agent Bank will notify the Borrower of such payment; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligations to reimburse the Facility A Lenders with respect to any such payment.

(3)

Reimbursement. The Borrower agrees to reimburse each Facility A Lender for each payment made by such Facility A Lender under any Letter of Credit. The Borrower shall make such reimbursement by paying to the Agent Bank, for the account of such Facility A Lender, the full amount of each payment made by such Facility A Lender. The Borrower shall also pay and reimburse each Facility A Lender for all taxes, fees, charges and other costs and expenses incurred by such Facility A Lender in connection with such payment, as notified by such Facility A Lender to the Borrower through the Agent Bank. Each reimbursement payment shall be due and payable on the date on which the Agent Bank notifies the Borrower of the amount of such reimbursement obligation.

Methanex 2019 Credit Agreement

(4)

Agent Bank Not Required to Pay. The Agent Bank shall not be required to make any payment under a Letter of Credit in excess of the amount received by it from the Facility A Lenders for such payment. Promptly after making a payment under a Letter of Credit on behalf of the Facility A Lenders liable thereunder, the Agent Bank shall remit to each Facility A Lender that remitted funds to the Agent Bank in respect of such payment such Facility A Lender’s share of the payments received by the Agent Bank from the Borrower in respect of such payment.

(5)

Advance. Unless the Borrower notifies the Agent Bank prior to 10:00 a.m. (Vancouver time) on the Business Day immediately prior to the date of such drawing that the Borrower intends to reimburse the Agent Bank for the amount of such drawing with funds other than the proceeds of Advances, (i) the Borrower shall be deemed to have given a Borrowing Notice to the Agent Bank requesting the Facility A Lenders to make, in the case of a drawing payable in a currency other than Cdn Dollars, a US Base Rate Advance or, in the case of a drawing payable in Cdn Dollars, a Cdn Prime Rate Advance on the date on which such drawing is honoured in an amount equal to the amount of such drawing (or, in the case of a drawing in a currency other than Cdn Dollars or US Dollars, the Equivalent Amount of such drawing), and (ii) the Facility A Lenders shall, on the date of such drawing, make such Advance in accordance with article 3 and the Borrower shall apply the proceeds thereof to the reimbursement of the issuing Facility A Lenders for the amount of such drawing.

Section 5.6 Fees.

(1)

Issue Fee. The Borrower shall pay to the Agent Bank (for the account of the Facility A Lenders, pro rata on the basis of the respective Face Amounts of the Letters of Credit issued on their behalf by the Agent Bank) an issue fee in US Dollars. Such issue fee shall be payable by the Borrower quarterly in arrears, on the last Business Day of each quarter following the issuance of each Letter of Credit, during the term of the Letter of Credit, and shall be calculated on the Face Amount of such Letter of Credit on the basis of the number of days in such three-month period (including the first day but excluding the last day) at a rate per annum equal to the applicable percentage set forth in the definition of Applicable Margin.

(2)

Administration Fee. The Borrower shall pay to the Agent Bank, upon the issuance, amendment or transfer of each Letter of Credit, the Agent Bank’s standard documentary and administrative charges for issuing, amending or transferring Letters of Credit of a similar amount, term and risk.

Methanex 2019 Credit Agreement

Section 5.7 Obligations Absolute.

The reimbursement obligation of the Borrower under any Letter of Credit shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this agreement under all circumstances, including:

(a)	any lack of validity or enforceability of a Letter of Credit;

(b)

the existence of any claim, set off, defence or other right which the Borrower may have at any time against a Beneficiary, the Agent Bank, a Facility A Lender or any other person, whether in connection with the Credit Facility Documents and the transactions contemplated therein or any other transaction (including any underlying transaction between the Borrower and the Beneficiary);

(c)	any certificate or other document presented with a Letter of Credit proving to be forged, fraudulent or invalid or any statement in it being untrue or inaccurate;

(d)

the existence of any act or omission or any misuse of, a Letter of Credit or misapplication of proceeds by the Beneficiary, including any fraud in any certificate or other document presented with a Letter of Credit;

(e)

payment by the Agent Bank or a Facility A Lender under the Letter of Credit against presentation of a certificate or other document which does not comply with the terms of the Letter of Credit (provided that such payment does not constitute gross negligence or wilful misconduct, in the case of a standby letter of credit or letter of guarantee, or breach of the standards of reasonable care specified in the Uniform Customs, in the case of a commercial letter of credit); or

(f)	the existence of a Default or Event of Default.

Section 5.8 Indemnification; Nature of Lenders’ Duties.

(1)

Indemnity. In addition to amounts payable as elsewhere provided in this article 5, the Borrower hereby agrees to protect, indemnify, pay and save the Agent Bank and each Facility A Lender and its directors, officers, employees, agents and representatives harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including legal fees and expense) which the indemnitee may incur or be subject to as a consequence, direct or indirect, of:

(a)

the issuance of any Letter of Credit, other than as a result of the gross negligence or wilful misconduct of the indemnitee, in the case of a standby letter of credit or letter of guarantee, or breach of the standards of reasonable care specified in the Uniform Customs, in the case of a commercial letter of credit); or

Methanex 2019 Credit Agreement

(b)

the failure of the indemnitee to honour a drawing under any Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or governmental authority (all such acts or omissions called in this section 5.8, “Government Acts”).

(2)

Risk. As between the Borrower, and the Agent Bank and the Facility A Lenders, the Borrower assumes all risks of the acts and omissions of, or misuse of the Letters of Credit issued by the Agent Bank on behalf of the Facility A Lenders by, the respective Beneficiaries of such Letters of Credit and, without limitation of the foregoing, neither the Agent Bank nor any Facility A Lender shall be responsible for:

(a)	errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, telecopy or otherwise;

(b)	errors in interpretation of technical terms;

(c)	any loss or delay in the transmission of any document required in order to make a drawing; and

(d)	any consequences arising from causes beyond the control of the Agent Bank or the applicable Facility A Lender, including any Government Act.

None of the above shall affect, impair, or prevent the vesting of any of the Facility A Lenders’ rights or powers under this agreement. Any action taken or omitted by a Facility A Lender under or in connection with any Letter of Credit taken or omitted by a Facility A Lender in good faith, shall not put such Facility A Lender under any resulting liability to the Borrower (provided that such Facility A Lender acts in accordance with the standards of reasonable care specified in the Uniform Customs, in the case of a commercial letter of credit, and without gross negligence or wilful misconduct, in the case of a standby letter of credit or letter of guarantee).

(3)	Survival. The obligations of the Borrower under this section 5.8 shall survive the payment and performance of the Obligations.

Section 5.9 Default.

Upon the occurrence of an Event of Default and the Agent Bank declaring the Facility A Obligations to be due and payable pursuant to section 10.1, and notwithstanding the expiration date of any outstanding Letters of Credit, an amount equal to (i) the Face Amount of all outstanding Letters of Credit, and (ii) all accrued and unpaid fees owing by the Borrower in respect of the issuance of Letters of Credit pursuant to section 5.4, if any, shall thereupon forthwith become due and payable by the Borrower to the Agent Bank and, except for any amount payable in respect of unpaid fees as aforesaid, such amount shall be held by the Agent Bank and invested (as directed by the Borrower with respect to matters other than term) in Approved Securities as collateral security to provide for or to secure payment of the amounts payable under such Letters of Credit in respect of any drawing thereunder.

Methanex 2019 Credit Agreement

The Borrower shall pay to the Agent Bank the aforesaid amount in respect of both (i) any Letter of Credit outstanding hereunder, and (ii) any Letter of Credit which is the subject matter of any order, judgment, injunction or other such determination (in this section 5.9, a “Judicial Order”) restricting payment by the issuing Facility A Lenders under and in accordance with such Letter of Credit or extending such issuing Facility A Lenders’ liability under such Letter of Credit beyond the expiration date stated therein. Payment in respect of each such Letter of Credit shall be due in the currency in which such Letter of Credit is stated to be payable.

The Agent Bank shall with respect to each such Letter of Credit, upon the later of:

(a)

the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either terminating the applicable Judicial Order or permanently enjoining the issuing Facility A Lenders from paying under such Letter of Credit; and

(b)

the earlier of (i) the date on which either (y) the original counterpart of the Letter of Credit is delivered to the Agent Bank for cancellation or (z) the issuing Facility A Lenders are released by the Beneficiary from any further obligations in respect thereof, and (ii) the expiry (to the extent permitted by any applicable Law) of such Letter of Credit;

pay to the Borrower an amount equal to the difference between the amount paid to the Agent Bank by the Borrower pursuant to this section 5.9 and the aggregate amount paid by the issuing Facility A Lenders under such Letter of Credit.

ARTICLE 6

CLOSING CONDITIONS

Section 6.1 Closing Conditions.

The Borrower shall only be entitled to Accommodations in accordance with the provisions of this agreement if, on the Closing Date, the following conditions (a) to (o), inclusive, have been fulfilled to the satisfaction of, or waived by, the Lenders:

(a)

Documents. The Credit Facility Documents (other than each Facility A Lender’s form of application, undertaking, indemnity and agreement in respect of Letters of Credit and Bankers’ Acceptances yet to be issued or entered into) shall have been executed and delivered to the Agent Bank; the Agent Bank acknowledges that the Medicine Hat Security has been executed and delivered to the Agent Bank to be held by the Agent Bank in escrow in accordance with the provisions of section 6.4.

(b)	Constitutional Documents. The Agent Bank shall have received certified copies of the constitutional documents of each Borrower Party.

Methanex 2019 Credit Agreement

(c)

Resolutions. The Agent Bank shall have received certified copies of resolutions of the boards of directors of each Borrower Party authorizing the execution, delivery and performance of the Credit Facility Documents to which it is a party (and for the purposes of this section 6.1(c), “Credit Facility Documents” shall include the Medicine Hat Security).

(d)

Incumbency. The Agent Bank shall have received a certificate of a director, the secretary or an assistant secretary of each Borrower Party certifying the names and the true signatures of the officers of such Borrower Party authorized to sign the Credit Facility Documents to which it is a party (and for the purposes of this section 6.1(d), “Credit Facility Documents” shall include the Medicine Hat Security).

(e)

Good Standing. The Agent Bank shall have received (where available under relevant corporate legislation) a certificate of good standing or like certificate issued by appropriate government officials of the jurisdiction of formation of each Borrower Party and of each jurisdiction set out opposite its name in part two of schedule 8 annexed hereto.

(f)

Approval. All necessary Permits and approvals of third parties in connection with the execution and delivery of the Credit Facility Documents shall have been received, where the failure to obtain same would have a Material Adverse Effect.

(g)

Representations and Warranties. All of the representations and warranties contained herein or in any other Credit Facility Document shall be true and correct in all material respects on and as of the Closing Date as though made on and as of such date and the Agent Bank shall have received a certificate of appropriate officers of the Borrower so certifying to the Lenders.

(h)

No Default. No Default or Event of Default shall have occurred and be continuing, and the Agent Bank shall have received a certificate of appropriate officers of the Borrower so certifying to the Lenders.

(i)	Financial Statements. The Agent Bank shall have received the most recent unaudited quarterly financial statements of the Borrower.

(j)	Forecast. The Agent Bank shall have received a five-year financial forecast of the Borrower (including income statement, balance sheet and cash-flow statement).

(k)	Compliance Certificate. The Borrower shall have provided to the Lenders a Compliance Certificate confirming compliance with the provisions to which reference is made therein.

(l)	Fees. The Agent Bank and the Lenders shall have received payment of all fees and all reimbursable expenses then due.

Methanex 2019 Credit Agreement

(m)

Insurance. The Borrower shall have obtained the insurance coverage contemplated by section 9.1(1)(d) and provided to the Agent Bank evidence thereof (including, if requested, insurance certificates issued by its brokers) satisfactory to the Lenders.

(n)	Opinions. The Agent Bank shall have received favourable opinions of counsel to the Borrower and counsel to the Lenders, in form and substance satisfactory to the Lenders, acting reasonably.

(o)	Other. The Lenders shall have received such supporting and other certificates and documentation as the Lenders may reasonably request,

provided that, in addition to the foregoing, the Borrower shall only be entitled to Accommodations under Facility B in accordance with the provisions of this agreement if, on the Closing Date, the following conditions (p) to (t), inclusive have been fulfilled to the satisfaction of, or waived by, the Facility B Lenders:

(p)	G3 Project Forecast. The Agent Bank shall have received a five year financial forecast of the G3 Project.

(q)	Licensor Report. The Agent Bank shall have received the report of the licensor, , confirming the viability of the project technology at the proposed scale of approximately 5,000 tonnes per day.

(r)

Material Contracts. The Facility B Lenders shall have reviewed all Material Contracts in place relating to the construction and operation of the G3 Project, such review to be undertaken on a fatal flaw basis and otherwise to satisfy Facility B Lenders that the Material Contracts are in all material respects consistent with the proposed design, construction, operation and maintenance of the G3 Project and other information provided to the Facility B Lenders and their counsel.

(s)

Environmental Report. The Agent Bank shall have received a report equivalent to a phase one environmental report prepared by an accredited environmental consultant addressing any material issues relative to the G3 Lands.

(t)

Equator Principles. The Agent Bank shall have received an Equator Principles report prepared by an independent consultant satisfactory to the Agent Bank and shall have conducted such other due diligence and assessment matters as shall be required to comply with the Equator Principles (as embodied in the Facility B Lenders’ respective internal policies and guidelines for such matters).

Methanex 2019 Credit Agreement

Section 6.2 General Conditions for Accommodations.

(1)

Both Facility A and Facility B—The obligation of the Lenders to make any Accommodation under the Credit Facility after the Closing Date shall be subject to the satisfaction of the following conditions precedent:

(a)

Representations and Warranties. All of the representations and warranties contained herein or in any other Credit Facility Document (other than those made only as of a specified date) shall be true and correct in all material respects on and as of the date of such Accommodation as though made on and as of such date and, if requested by the Agent Bank, the Agent Bank shall have received a certificate of appropriate officers of the Borrower so certifying to the Lenders.

(b)

No Default. No Default or Event of Default shall have occurred and be continuing, and, if requested by the Agent Bank, the Agent Bank shall have received a certificate of appropriate officers of the Borrower so certifying to the Lenders.

Each of the giving of any Notice and the acceptance or use by the Borrower of the proceeds of any Accommodation shall be deemed to constitute a representation and warranty by the Borrower that on the date of such Notice or Accommodation and after giving effect thereto the conditions precedent set forth in paragraphs (a) and (b) are satisfied.

(2)

Facility B—In addition to the conditions precedent heretofore set forth in section 6.2(1), the obligation of the Facility B Lenders to make any Accommodation under Facility B after the Closing Date shall be subject to the satisfaction of the following conditions precedent:

(a)	the Agent Bank shall have received a construction budget for the G3 Project with a scope reasonably satisfactory to the Facility B Lenders, indicating costs and target completion dates;

(b)

the most recent Monthly Project Progress Report shall confirm that all Material Contracts and Core Permits shall be in place except where (having regard to the progress of construction) the failure to obtain same at such time could not reasonably be expected to have a Material Adverse Effect, and it is reasonable to expect that all such Material Contracts and Core Permits not yet in place will be obtained in the normal course;

(c)	the Agent Bank shall have received, if so requested by the Facility B Lenders, a current sub-search to title to the G3 Lands; and

(d)	the Agent Bank shall have received evidence of compliance with applicable Louisiana builders’ lien laws; provided that the Borrower’s certification as to such compliance shall be sufficient.

Methanex 2019 Credit Agreement

Each of the giving of any Notice and the acceptance or use by the Borrower of the proceeds of any Accommodation under Facility B shall be deemed to constitute a representation and warranty by the Borrower that on the date of such Notice or Accommodation and after giving effect thereto the conditions precedent set forth in paragraphs (a) through (c) are satisfied.

Section 6.3 Conditions Solely for the Benefit of the Lenders.

All conditions to the obligation of the Lenders to make any Accommodations under Facility A or Facility B, as set forth in section 6.2(1), are solely for the benefit of (as the case may be) the Facility A Lenders or the Facility B Lenders; all conditions to the obligations of the Facility B Lenders to make any Accommodations under Facility B, as set forth in section 6.2(2), are solely for the benefit of the Facility B Lenders; and no other person shall have standing to require satisfaction of any condition and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by (as the case may be) the Facility A Lenders or the Facility B Lenders in the manner set forth in section 12.2 at any time the Facility A Lenders or the Facility B Lenders, as the case may be, deem it advisable to do so in their sole discretion. All conditions to the effectiveness of this agreement, as set forth in section 6.1(1)(a) to (o) inclusive, are solely for the benefit of the Lenders and, as set forth in section 6.1(1)(p) to (t) inclusive, are solely for the benefit of the Facility B Lenders, and no other person shall have standing to require satisfaction of any condition and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Lenders or the Facility B Lenders, as the case may be, in the manner set forth in section 12.2 at any time the Lenders or the Facility B Lenders, as the case may be, deem it advisable to do so in their sole discretion.

Section 6.4 Escrow Provisions.

(a)	In this section 6.4, “Escrow Documents” means the documents comprising the Medicine Hat Security.

(b)	The Agent Bank holds the Escrow Documents in escrow pending their release in accordance with this section 6.4.

(c)	Upon the earliest to occur of the events set forth below, the Escrow Documents shall be dealt with as set forth below:

(i)

upon receipt of an ICR Waiver Period Election, the Medicine Hat Security will be released from escrow (and, if not then held by the Agent Bank, delivered to the Agent Bank) and a then-current date will be inserted in each undated document comprising Medicine Hat Security by the Agent Bank, and;

(ii)

all stamp duty payments, registrations, filings or recordings necessary to preserve, protect or perfect the enforceability and priority of the Liens created by the Medicine Hat Security will then be completed; and

Methanex 2019 Credit Agreement

(iii)

the Borrower will deliver to the Agent Bank (1) an opinion relating to registration, filing and recording of the Medicine Hat Security in the Province of Alberta in form and substance satisfactory to the Agent Bank, acting reasonably, and (2) supporting corporate documentation, in each case with such changes or otherwise in such form as the Agent Bank shall reasonably agree; and

(iv)

the Borrower will deliver to the Agent Bank a certificate dated the ICR Waiver Period Effective Date and in substantially the form annexed as schedule 17 hereto, with such changes as the Agent Bank shall reasonably agree;

(v)

unless previously released from escrow in accordance with an ICR Waiver Period Election, the Escrow Documents shall be returned by the Agent Bank to the Borrower on or promptly following the Facility A Maturity Date;

(vi)

the Agent Bank may at any time in its sole discretion deposit the Escrow Documents with a court of competent jurisdiction as part of proceedings brought by the Agent Bank (for direction as to disposition or otherwise) with respect to the Escrow Documents; and

(vii)

the Agent Bank may at any time in its sole discretion request that the Escrow Documents be held in escrow by some other person satisfactory to the Borrower and the Agent Bank, and deliver the Escrow Documents to such person to be held on the same terms and conditions as those set out in this section 6.4 and otherwise in accordance with this agreement.

(d)

Neither the Agent Bank nor any of its affiliates, nor the directors, officers and employees of any of them, will incur any liability of any nature whatsoever to the Borrower in connection with or by reason of the holding of the Escrow Documents in escrow under this section 6.4, except to the extent and by virtue of the wilful misconduct or gross negligence of such person.

(e)

The Borrower agrees to indemnify the Agent Bank and its affiliates, and the directors, officers and employees of each of them, from and against any and all losses (excluding loss of profits or any other special, indirect or consequential losses or damages), damages, liabilities, expenses and costs (including the reasonable fees, charges and expenses of external counsel on full indemnity basis) (each, a “Loss”) which may be paid, suffered or incurred by the indemnitees or any of them, in connection with any claim, litigation, investigation or proceeding brought or asserted by a third party in connection with or by reason of the holding of the Escrow Documents in escrow under this section 6.4; provided that the indemnity in this section 6.4(d) will not, as to any indemnitee, apply to any Loss or related expenses to the extent that they result from the wilful misconduct or gross negligence of such indemnitee. For the purpose of this section 6.4(d), “third party” means any person or entity other than an indemnitee.

Methanex 2019 Credit Agreement

Section 6.5 No Waiver.

The making of an Accommodation without fulfilment of one or more of the conditions set forth in this article shall not constitute a waiver by the relevant Lenders of any such condition, and such Lenders reserve the right to require the fulfilment of each condition prior to the making of any subsequent Accommodation.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

Section 7.1 Representations and Warranties by the Borrower.

The Borrower represents and warrants to the Lenders as follows (and acknowledges that the Lenders are relying thereon without independent inquiry in entering into this agreement and providing Accommodations from time to time):

(a)

Good Standing. The Borrower and each Restricted Subsidiary is a corporation duly incorporated and organized and is validly subsisting and in good standing under the laws of its jurisdiction of incorporation and the other jurisdictions set forth in part two of schedule 8 annexed hereto, is duly qualified as a foreign or extra-provincial corporation, as the case may be, and is in good standing in all jurisdictions where the failure to so qualify would have a Material Adverse Effect.

(b)

Corporate Authority. Each Borrower Party has full corporate right, power and authority to enter into, and perform its obligations under each Credit Facility Document to which it is a party, and the Borrower and each Restricted Subsidiary has full corporate power and authority to own and operate its properties and to carry on its business as now conducted or as contemplated to be conducted.

(c)

Authorization, Governmental Approvals, etc. The execution and delivery of each Credit Facility Document to which it is a party and the performance by it of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action on the part of each Borrower Party, and no Permit under any applicable Law, and no registration, qualification, designation, declaration or filing with any Official Body having jurisdiction over it, is or was necessary therefor or to perfect the same or to preserve the benefit thereof to the Lenders.

(d)

Enforceability. Each Credit Facility Document to which it is a party has been duly executed and (subject to section 6.4) delivered by each Borrower Party, and (subject to section 6.4) constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to such applicable qualifications as may be set forth in the opinions of counsel delivered pursuant to section 6.1(m).

Methanex 2019 Credit Agreement

(e)

No Breach. The execution and delivery by each Borrower Party of each Credit Facility Document to which it is a party and the performance by it of its obligations hereunder and thereunder do not and will not:

(i)	conflict with or result in a breach of any of the terms, conditions or provisions of:

(A)	its charter documents or by-laws;

(B)	any applicable Law;

(C)	any contractual restriction binding on or affecting it or its properties; or

(D)	any writ, judgment, injunction, determination or award which is binding on it;

or

(ii)	result in, or require or permit:

(A) the imposition of any Lien on or with respect to any properties now owned or hereafter acquired by it; or

(B) the acceleration of the maturity of any of its Debt under any contractual provision binding on or affecting it.

(f)

Proceedings. Except as disclosed in writing to the Agent Bank prior to the date hereof, or under section 9.1(1)(i) or (j) in respect of an event occurring after the date hereof, it is not aware of any actions, suits or proceedings (whether or not purportedly on its behalf) pending or threatened against or affecting the Borrower or any Restricted Subsidiary before any Official Body which would, if adversely determined, have a Material Adverse Effect.

(g)

Subsidiaries. The only subsidiaries of the Borrower are described in part one of schedule 8 annexed hereto (or as may be set forth in an amendment to part one of schedule 8 provided to the Agent Bank by the Borrower in respect of an event occurring after the date of this agreement). Each Restricted Subsidiary that is a holding company owns on the date of this agreement and will own on the Closing Date, legally and beneficially (directly or indirectly) the respective portions of the outstanding shares in the capital of the corporations shown as its subsidiaries in part one of schedule 8 annexed hereto.

Methanex 2019 Credit Agreement

(h)

Environmental Matters. Except as otherwise disclosed in writing to the Agent Bank under section 9.1(1)(i) or (j) in respect of an event occurring after the date hereof, to the best knowledge of the Borrower:

(iii)

the Borrower and all Restricted Subsidiaries, including their respective facilities and properties, are in compliance with all, and have no outstanding liability under any, Environmental Laws, except to the extent that the failure to comply or such liability would not have a Material Adverse Effect; and

(iv)	there have been no past, and there are no pending or threatened:

(A)	claims, complaints, notices or requests for information received by the Borrower or any Restricted Subsidiary with respect to any alleged violation of or liability under any Environmental Law; or

(B)	complaints, notices or inquiries to the Borrower or any Restricted Subsidiary regarding potential liability under any Environmental Law;

which would have a Material Adverse Effect.

(i)

No Default. Except as otherwise disclosed in writing to the Agent Bank prior to the date hereof or under section 9.1(1)(i) or (j) in respect of an event occurring after the date hereof, no Default or Event of Default has occurred and is continuing and neither the Borrower nor any Restricted Subsidiary is in material breach or default, or is aware of any event or circumstance which, but for the passage of time or the giving of notice or both, would constitute a material breach or default:

(i)	under any material contract or agreement to which it is a party or by which it is bound (nor is it aware of any material breach or default by any other party thereunder); or

(ii)	under any material Law (including any Environmental Law) by which it is bound.

(j)

Permits. The Borrower and each Restricted Subsidiary possesses all material Permits required to conduct properly its businesses, except to the extent that the failure to obtain any such Permit would not have a Material Adverse Effect.

(k)

Ownership of Assets. The Borrower and each Restricted Subsidiary owns, or has legally enforceable rights to use or similar interests in, all assets and real and personal property (including patents, trademarks, copyrights and other intellectual property) necessary to the operation of its businesses (and, in the case of a Restricted Project Owner, necessary for the operation of the relevant Restricted Project), and has a good and marketable title to such assets or property that it owns, in each case free and clear of all Liens other than Permitted Liens and subject to the terms of any contracts, Permits or similar interests comprised in such assets, property and rights.

Methanex 2019 Credit Agreement

(l)

Tax Returns. The Borrower and each Restricted Subsidiary has filed all Tax returns which are required to be filed and has paid all Taxes which have become due pursuant to such returns or pursuant to any assessment received by it, except any such Taxes which are being contested in good faith and by proper proceedings and for which adequate reserves have been maintained (and no Liens except Permitted Liens have attached).

(m)

Financial Statements. The audited financial statements of the Borrower as of and for the period ended December 31, 2018, copies of which have been delivered to the Agent Bank, were prepared in accordance with GAAP and present fairly, as at the date thereof, the consolidated financial position of the Borrower, and since December 31, 2018 to the date of this agreement there has not been (and at the Closing Date there will not have been) any material adverse change in such consolidated financial position.

(n)

Pension Plans. There are no outstanding defaults or violations by the Borrower or any Restricted Subsidiary in connection with any payment obligation required to be performed by it in connection with any pension plan. There are no actions, claims, investigations, arbitrations or other proceedings which, to the knowledge of the Borrower, are pending or threatened with respect to any pension plan (other than routine claims for benefits) against the Borrower, any Restricted Subsidiary, the funding agent or the fund of such pension plan. All pension plans which are funded plans are funded in accordance with their rules and all Laws and are fully funded in all material respects on both a going-concern and a termination basis.

(o)

Disclosure. All information heretofore supplied to the Agent Bank and the Lenders by or on behalf of the Borrower (including the information contained in the Information Documents) is, with respect to factual matters, true and correct in all material respects as of the date thereof and is, with respect to projections, forecasts and other matters being the subject of opinion, believed on reasonable grounds to be true and correct in all material respects as of the date thereof and, to the extent based upon assumptions, such assumptions are believed to be reasonable in the circumstances. There is no fact known to the Borrower which materially affects the business, condition, affairs or operations of the Borrower, any Restricted Subsidiary or (during the relevant Project Guarantee Period) each ProjectCo or any of their properties, and which has not been fully and adequately disclosed to the Lenders.

(p)

Sanctions. Other than as disclosed to the Agent Bank in a disclosure letter dated December 11, 2014, neither the Borrower nor any of its subsidiaries nor, to the knowledge of the Borrower, any director, officer, employee, agent, affiliate or representative of the Borrower or any of its subsidiaries, is an individual or entity that is, or is owned or controlled by, or is acting on behalf of a person that is (i) the subject of any Sanctions, or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of territorial Sanctions, unless otherwise notified to the Agent Bank.

Methanex 2019 Credit Agreement

(q)

Ibid. Other than as disclosed to the Agent Bank in a disclosure letter dated December 11, 2014, neither the Borrower nor any of its subsidiaries nor, to the knowledge of the Borrower, any director, officer, employee, agent, affiliate or representative of the Borrower or any of its subsidiaries, is engaged, directly or indirectly, in any activity which is prohibited for a person required to comply with Sanctions (unless any such activity is conducted in compliance with a permit, certificate or other approval issued under the Sanctions), including:

(i)	any direct or indirect dealings involving or benefitting:

(A)	a person that is listed on, or owned or controlled by, or acting on behalf of a person listed on, any Sanctions-related list administered by a Sanctions Authority or otherwise the target of Sanctions;

(B)

a person located in, organized under, or owned or controlled by, or acting on behalf of, a person located in or organized under the laws of a country, region or territory that is itself the target of any comprehensive Sanctions (currently, Iran, Syria, North Korea, Cuba or Crimea); or

(C)	a person that is owned or controlled by, or acting for or on behalf of, or providing assistance, support or services of any kind to, or otherwise associated with any person in (A) or (B);

(ii)	any business or making or receiving any contribution of funds, goods or services to or for the benefit of any person described in (i);

(iii)	any dealing in, or otherwise engaging in any transaction relating to any property or interests in property subject to prohibitions under Sanctions; and

(iv)	any transaction that evades, avoids or attempts to violate any of the prohibitions set forth in the Sanctions or has such a purpose.

(r)

Anti-Corruption Laws. Neither the Borrower nor any of its subsidiaries nor, to the knowledge of the Borrower, any director, officer, employee, agent, affiliate or representative of the Borrower or any of its subsidiaries, is in any material respect in breach of any Anti-Corruption Laws, unless otherwise notified in writing to the Agent Bank.

Methanex 2019 Credit Agreement

(s)

ERISA. Each member of the ERISA Group has fulfilled its obligations under the minimum funding standards of ERISA and the Code with respect to each Plan and is in compliance in all material respects with the presently applicable provisions of ERISA and the Code with respect to each Plan, except where the failure to so fulfill such obligations and such noncompliance could not individually (or together with all such failures to fulfill such obligations and all such noncompliance) reasonably be expected to result in a Material Adverse Effect. No member of the ERISA Group has (i) sought a waiver of the minimum funding standard under Section 412 of the Code in respect of any Plan, (ii) failed to make any contribution, amendment or payment to any Plan or Multiemployer Plan, which has resulted or could result in the imposition of a Lien or the posting of a bond or other security under ERISA or the Code or (iii) incurred any liability under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA, which waiver, failure, amendment or liability individually, or collectively with all such waivers, failures, amendments or liabilities, could reasonably be expected to result in a Material Adverse Effect; provided that:

(i)	the representation and warranty set forth in this Section 7.1(s) shall continue until the Facility B Repayment Date and shall be of no further force or effect thereafter,

and	in this Section 7.1(s):

(ii)	“Code” means the Internal Revenue Code of 1986;

(iii)	“ERISA” means the Employee Retirement Income Security Act of 1974;

(iv)	“ERISA Group” means any Restricted Subsidiary organized under the laws of the United States;

(v)	“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA;

(vi)	“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto; and

(vii)

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any member of the ERISA Group is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

Methanex 2019 Credit Agreement

ARTICLE 8

DESIGNATIONS

Section 8.1 Designation of Non-Recourse Subsidiaries.

Upon a subsidiary (the “designated subsidiary”) of the Borrower, other than a Current Restricted Project Owner, becoming a Non-Recourse Subsidiary, the Borrower may by notice to the Agent Bank remove such designated subsidiary as a Restricted Subsidiary on delivery of the following to the Agent Bank:

(a)	a written request for such removal; and

(b)

a certificate from a Senior Officer of the Borrower to the effect that such designated subsidiary is a Non-Recourse Subsidiary and setting forth in reasonable detail the Debt comprising borrowed monies of such designated subsidiary and the recourse in respect thereof, together with such financial and other information as the Agent Bank may reasonably request to confirm that such designated subsidiary is a Non-Recourse Subsidiary and is not a Current Restricted Project Owner.

The Borrower may at any time by notice to the Agent Bank reinstate or designate a Non-Recourse Subsidiary as a Restricted Subsidiary, and in such regard shall provide to the Agent Bank such information as the Agent Bank shall reasonably request (which information shall include a pro forma Compliance Certificate confirming that such reinstatement or designation shall not create a Default or an Event of Default).

ARTICLE 9

COVENANTS OF THE BORROWER

Section 9.1 Affirmative Covenants.

(1)

Facility A and Facility B — Until the Obligations are paid and satisfied in full and this agreement has been terminated, the Borrower covenants as set forth in this section 9.1(1); provided that (i) unless it is expressly indicated below that a covenant shall apply only in respect of the Borrower, it will cause each Restricted Subsidiary to comply with each such covenant as if same applied directly to such Restricted Subsidiary, and (ii) where it is expressly indicated below that a covenant shall apply to a ProjectCo, it will cause such ProjectCo to comply with each such covenant as if same applied directly to such ProjectCo:

(a)

Corporate Existence. It will do all things necessary (i) in the case of the Borrower, the Restricted Project Owners and (during the relevant Project Guarantee Period) each ProjectCo only, to maintain its corporate existence, and (ii) to carry out its businesses in a proper and efficient manner and in like manner as prudent operators of similar businesses, including obtaining and maintaining in full force and effect all material Permits required for the conduct of its businesses. The Borrower shall immediately advise the Agent Bank in writing of any change of corporate name, shareholdings (other than shares in the capital of the Borrower) and jurisdiction of domicile of any Restricted Subsidiary or (during the relevant Project Guarantee Period) each ProjectCo, and promptly provide to the Agent Bank copies of any amendments to its constating documents (and, in the event that any ProjectCo has not been formed as at the date hereof, copies of its original constating documents upon such formation).

Methanex 2019 Credit Agreement

(b)

Compliance with Laws, etc. It (and its use and operation of all of its facilities and properties) will comply in all material respects with all applicable Laws (including Environmental Laws) and Permits and do all things necessary to obtain, promptly renew and maintain in good standing from time to time all Permits and duly observe all valid requirements of any Official Body (including those requirements respecting the protection of the environment, Release of Hazardous Materials, and occupational health and safety), and without limitation it will pay in full all material amounts due and owing under applicable workers’ compensation and similar Laws.

(c)

Payment of Taxes and Claims. It will file as and when required by applicable Law all Tax returns and will pay and discharge before the same shall become delinquent (i) all Taxes imposed upon it or upon its property, and (ii) all lawful claims (including claims for labour, materials, supplies or services) which, if unpaid, might become a Lien upon its property except in each case any such Tax or claim which is being contested in good faith and by proper proceedings and for which adequate reserves have been maintained and no Liens (except Permitted Liens) have attached.

(d)

Insurance. The Borrower will maintain, with financially sound and reputable insurers, insurance with respect to the businesses and assets of the Borrower and the Restricted Subsidiaries, in such amounts and against such liabilities, casualties, risks and contingencies existing from time to time as is customary for owners and operators of similar businesses and similar property in accordance with good industry practices.

(e)

Keeping of Books. It will keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and its assets and business in accordance with GAAP (or, in the case of entities outside of Canada, generally accepted accounting principles of local application).

(f)

Maintain Properties. It will maintain, preserve, protect and keep its properties which are essential to the ongoing operation of the businesses carried on by it in reasonable repair, working order and condition, and make necessary and proper repairs, renewals and replacements so that such businesses may be properly conducted at all times, unless it determines in good faith that the continued maintenance of such properties is no longer economically desirable.

Methanex 2019 Credit Agreement

(g)

Pay Obligations to Lenders and Perform Other Covenants. In the case only of the Borrower, it will make full and timely payment of the Obligations owed by it, whether now existing or hereafter arising, and duly comply with all the terms and covenants contained in each of the Credit Facility Documents and applicable to it, all at the times and places and in the manner set forth therein.

(h)

Use of Proceeds. In the case only of the Borrower, it will use the proceeds of all Accommodations made available to it only for the purposes set forth in section 2.1(2). In addition, it shall not use the proceeds of any Accommodation, or contribute or otherwise make available such proceeds, for any purpose which is prohibited for a person required to comply with Sanctions, including to any person for the purpose of financing directly or indirectly the activities of any person that (i) is listed on, or owned or controlled by a person that is listed on, or acting on behalf of a person listed on, any sanctions-related list administered by a Sanctions Authority, or (ii) is in a country which is subject to Sanctions, to the extent such financing would be prohibited for a person required to comply with Sanctions. During the ICR Waiver Period, the Borrower will avail itself of Accommodations hereunder only for normal-course business purposes.

(i)	Financial and Other Reporting. The Borrower will deliver to the Agent Bank (in each case in form and scope acceptable to the Lenders, acting reasonably):

(i)	within 90 days after the end of each Financial Year, a copy of the audited consolidated financial statements of the Borrower prepared in accordance with GAAP;

(ii)

within 60 days after the end of the first three Financial Quarters of the Financial Year, a copy of the unaudited consolidated financial statements of the Borrower prepared in accordance with GAAP, certified by a Senior Officer of the Borrower;

(iii)	with each of the financial statements in (i) and (ii) above:

(A)	a Compliance Certificate signed by a Senior Officer of the Borrower;

(B)	reconciliations of covenant calculations to the financial statements (including quarterly EBITDA, Net Interest Expense and other relevant calculations); and

(C)

the calculation of Consolidated Net Worth under the 1995 US Notes Indenture, the resulting gross amount available for permitted liens under section 4.08 thereof, and the net amount remaining available with details of liens which have been granted in reliance thereon;

(iv)

promptly following its distribution, copies of all such information as is provided by the Borrower to its shareholders; provided that the Borrower will not be required to deliver to the Agent Bank any such information which is posted on SEDAR and the Borrower’s website unless such information discloses a change or impairment which constitutes a Material Adverse Effect;

Methanex 2019 Credit Agreement

(v)

promptly following the filing thereof, copies of all material reports, statements and other information provided (other than on a confidential basis) to applicable securities regulatory agencies; provided that the Borrower will not be required to deliver to the Agent Bank any such information which is posted on SEDAR and the Borrower’s website unless such information discloses a change or impairment which constitutes a Material Adverse Effect;

(vi)

promptly following execution, receipt or sending thereof, copies of each amendment, supplement or other modification to the 1995 US Note Indenture and copies of each notice of default or prepayment given or received under the 1995 US Note Indenture;

(vii)

details of any litigation to which the Borrower, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo is a party involving US$50 million (or the Equivalent Amount in other currencies) or more, or which involves the potential cessation or impairment of a material part of the business of the Borrower, any Restricted Subsidiary or (during such Project Guarantee Period) such ProjectCo;

(viii)

annually within 90 days of the end of each Financial Year, a management-prepared three year forecast including a one year annual operating budget with a forecast for the two following years (income statement, balance sheet, cash flow statement and capital expenditure plan and pro forma calculations of the financial tests based on such budget and forecast financial information); and

(ix)

from time to time, upon request by the Agent Bank, a certificate from a Senior Officer of the Borrower as to whether or not a Default or Event of Default has occurred and is continuing, and such other information as the Agent Bank acting on behalf of the Lenders may reasonably request from time to time, having regard to both the legitimate information requirements of the Lenders and the risk to the Borrower, a Restricted Subsidiary or (during the relevant Project Guarantee Period) a ProjectCo of unwarranted or unintentional disclosure of sensitive and confidential information;

In addition, until the Facility B Repayment Date, the Borrower will deliver to the Agent Bank (in each case in form and scope acceptable to the Facility B Lenders, acting reasonably):

Methanex 2019 Credit Agreement

(x)	copies of all Material Contracts, Core Permits and amendments thereto, as such documents are executed from time to time; and

(xi)

until Substantial Completion, within 45 days of the end of each calendar month, a report (the “Monthly Project Progress Report”) outlining the progress of the G3 Project prepared by the Borrower, which report shall attach the complete relevant monthly report from the EPCM Contractor and shall include the following:

(A)	report of costs incurred to date and costs expected to be incurred with comparisons to Closing Total Budgeted Costs, including any suggested changes to the budget;

(B)	comparison of actual construction progress to date to target construction schedule, and expected date of Substantial Completion;

(C)	identification of any material cost overruns, construction problems or issues, equipment delays, labour issues or any other material issues;

(D)	description and explanation of any expenditures made using budgeted contingency since delivery of the previous Monthly Project Progress Report; and

(E)	status of Material Contracts, Core Permits and insurance.

(j)	Notice of Certain Events. The Borrower will promptly notify the Agent Bank in writing of:

(i)

any Default or Event of Default (which notice shall, in the case of a misrepresentation under section 7.1(p) or (q) or a breach of section 9.2(i), in any event be given within five Business Days after the Borrower obtains knowledge of such event);

(ii)

any default, or any event, condition or occurrence which with notice or lapse of time, or both, would constitute a default under any agreement regarding any Debt of the Borrower, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo, in any such case in an amount exceeding US$5 million;

(iii)

any notice of any action by any Official Body or any action, suit, proceeding or investigation (or any basis therefor) pending, or to the best of its knowledge threatened, against or affecting the Borrower, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo before any Official Body that has or may reasonably be expected to have a Material Adverse Effect;

Methanex 2019 Credit Agreement

(iv)

any other occurrence in respect of the assets, businesses, operations or condition, financial or otherwise (including by virtue of any environmental liability or occurrence) of the Borrower, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo, that has or may reasonably be expected to have a Material Adverse Effect; or

(v)	the termination of a contractual relationship with an Agency, and any change in the Rating by any Agency, or any new such Rating.

(k)

Visitation, Inspection, etc. It will permit the Lenders and their respective representatives and consultants to visit and inspect any of its assets, to examine its books and records and to make copies and take extracts therefrom, and to discuss its affairs, finances and accounts (including information regarding compliance with Environmental Laws) with its officers or its independent auditors (in the presence of the Borrower personnel), all at such reasonable times and as often as the Lenders may reasonably request through the Agent Bank.

(l)	[not used]

(m)

Share Ownership, etc. Subject to section 9.2(h)(i) in respect of the permitted disposition of one Restricted Project, it will maintain its ownership (direct or indirect) of all outstanding shares in the capital of each Restricted Project Owner and each other subsidiary of the Borrower (other than Atlas and the Egypt Owner) that performs material services or provides material functions pertaining to a Restricted Project.

(n)

Environmental Indemnity. In respect only of the Borrower, it will indemnify and hold harmless each Lender and its directors, officers, employees, agents and representatives from and against any and all third party liabilities, claims, demands, actions and causes of action, fines and other penal or administrative sanctions suffered by the indemnitees arising directly or indirectly out of any breach by the Borrower or any of its subsidiaries of any Environmental Law, or any environmental hazards existing, or any environmental pollution occurring, at any time relating to the assets or properties of the Borrower or any of its subsidiaries. The obligations of the Borrower under this section 9.1(1)(n) shall survive the payment and performance of the Obligations.

(o)

Priority of Obligations. The Borrower shall ensure that the Obligations rank at least pari passu in right of payment with the most senior unsecured unsubordinated indebtedness for borrowed money of the Borrower.

(p)

Project Debt Documents. Upon the granting by the Borrower of a Project Guarantee, the Borrower shall provide to the Agent Bank true and complete copies of the master credit or similar agreement pursuant to which the relevant Project Debt is incurred by the relevant ProjectCo and such Project Guarantee and, to the extent available, copies of a transaction summary document made available to potential project financiers (which document may be the confidential information memorandum without the documents incorporated by reference therein).

Methanex 2019 Credit Agreement

(q)

Limitation on Project Guarantees. Prior to repayment in full of all Obligations and termination of all obligations of the Agent Bank and Lenders hereunder, the Borrower shall provide only one Project Guarantee in respect of Project Debt incurred by a Non-Recourse Subsidiary.

(r)

Further Assurances. In respect only of the Borrower, it will at its cost and expense, upon request of the Agent Bank, duly execute and deliver, or cause to be duly executed and delivered, to the Agent Bank such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Agent Bank to carry out more effectually the provisions and purposes of this agreement and the other Credit Facility Documents (including any translation and consularisation hereof as reasonably requested by the Agent Bank).

(2)	Facility B Only—Until the Facility B Repayment Date, the Borrower covenants as set forth in this section 9.1(2):

(a)	G3 Project. It will complete, or will cause the completion of, the G3 Project on or prior to the fourth anniversary of the Closing Date.

(b)	Material Contracts. It will comply, or will cause the compliance by the G3 Owner, in all material respects with all Material Contracts and Core Permits.

(c)

Cost Overruns. It will fund all cost overruns in respect of the G3 Project except to the extent that construction of the G3 Project has ceased and such cessation does not constitute an Event of Default.

(d)

Contracts and Permits. It will cause the G3 owner to enter into construction contracts in respect of the G3 Project, and obtain G3 Permits, in a timely manner consistent with the progress of construction, except where the failure to obtain same at such time would not reasonably be expected to have a Material Adverse Effect.

(e)

Equator Principles. It will provide to the Agent Bank a report (not less than annually) in form and substance satisfactory to the Facility B Lenders, acting reasonably, which is prepared by in-house staff or third party experts and documents (i) compliance with the Equator Principles, and (ii) any action plans in respect of the construction and operation of the G3 Project, including:

(i)	a summary of any material non-compliances under any Environmental Law and a description of any remedial or corrective actions taken; and

(ii)

a description of any accidents or Releases of Hazardous Materials resulting in a material and adverse effect on the environment, the health and safety or well-being of the communities surrounding the G3 Project, or resulting in serious personal injury or loss of life and any remedial or corrective actions taken.

Methanex 2019 Credit Agreement

Section 9.2 Negative Covenants.

Until the Obligations are paid and satisfied in full and this agreement has been terminated, the Borrower covenants and agrees that it will not take any of the following actions or permit or suffer same to occur:

(a)

Liens. Subject to the last paragraph of this section 9.2(a), neither it nor any Restricted Subsidiary will create, incur or otherwise permit to exist any Lien on any of its assets, other than Permitted Liens. Notwithstanding the foregoing, the Borrower and the Restricted Subsidiaries may create, incur or permit Liens in addition to the Liens described in items (a) through (s), inclusive, of the definition of Permitted Liens (but subject to the limitations and exclusions set out therein in items (k) and (s)); provided that the sum of:

(i)	the aggregate Attributable Indebtedness of the Borrower and the Restricted Subsidiaries; and

(ii)	the aggregate Debt comprising borrowed monies of the Borrower and all Restricted Subsidiaries secured by Permitted Liens;

but excluding

(iii)	Excluded Items as defined in the immediately following sentence;

shall not at any time exceed 10% of the Consolidated Tangible Net Worth of the Borrower (as determined in accordance with GAAP on the basis of information set forth in the consolidated financial statements of the Borrower most recently required to be delivered under section 9.1(1)(i)).

For	the purposes of this section 9.2(a), “Excluded Items” shall mean the following:

(i)	Purchase Money Mortgages;

(ii)

indebtedness secured by Permitted Liens of the nature described in items (n), (o) (but subject to the limitations and exclusions set out therein) and (p) (as the same relates to the said items (n) and (o)) of the definition thereof;

(iii)	Attributable Indebtedness under a Sale/Leaseback Transaction where the relevant lease is for a period, including renewal rights, of three years or less;

Methanex 2019 Credit Agreement

(iv)

Attributable Indebtedness under a Sale/Leaseback Transaction where the vendor/lessee, within one year (or, in the event that the proceeds of the sale of the leased property exceed US$75 million, within two years) after such Sale/Leaseback Transaction, applies an amount not less than the greater of the net proceeds of the sale of such leased property or the fair market value of such leased property (as determined in good faith by the directors of the Borrower) to either the retirement of Debt for borrowed monies of the Borrower or a Restricted Subsidiary or the purchase by the Borrower or a Restricted Subsidiary of other property having a fair market value (as determined in good faith by the directors of the Borrower) at least equal to the fair market value of such leased property; and

(v)	Attributable Indebtedness under a Sale/Leaseback Transaction between the Borrower and a Restricted Subsidiary or between Restricted Subsidiaries.

(b)	Merger, etc.

(i)

Subject to section 9.2(b)(iii), the Borrower will not merge, consolidate or amalgamate with or into, or sell, convey, transfer, lease or otherwise dispose of (in one transaction or a series of transactions) all or substantially all of its assets to, any other person other than a Restricted Subsidiary, unless:

(A)	the resulting, surviving or transferee person shall be a person organized and existing under the laws of Canada or the United States or any province or state thereof or the District of Columbia;

(B)

such person expressly assumes on terms and conditions as to legal effect satisfactory to the Lenders the obligations of the Borrower hereunder and under all other Credit Facility Documents to which the Borrower is a party;

(C)

no Lender has objected to such transaction within 21 days of receipt of written notice that the Borrower proposes to do so on the basis of exceeding individual, industry, country or other applicable credit limits, or having regard to applicable Laws or established policies of such Lender regarding the identity of borrowers or the nature of their business, acting reasonably;

(D)

immediately after giving effect to such transaction on a pro forma basis no Default or Event of Default (including for greater certainty under section 10.1(p)) shall have occurred and be continuing; and

Methanex 2019 Credit Agreement

(E)	the Borrower shall have delivered to the Agent Bank a certificate of a Senior Officer and an opinion of counsel, each stating that such transaction complies herewith;

and where it merges, consolidates or amalgamates with or into, or sells, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to, a Restricted Subsidiary, the resulting, surviving or transferee person will comply with clauses (A), (B) and (D) above.

(ii)

Subject to section 9.2(b)(iii), the Borrower will not permit any Restricted Project Owner to merge, consolidate or amalgamate with or into, or sell, convey, transfer, lease or otherwise dispose of (in one transaction or a series of transactions) all or substantially all of its assets to, any other person other than the Borrower or a Restricted Subsidiary, unless:

(A)

the resulting, surviving or transferee person (if not such other Restricted Project Owner) shall be a person organized and existing under the laws of the jurisdiction under which such Restricted Project Owner or its parent corporation was organized or under the laws of Canada or the United States or any province or state thereof or the District of Columbia;

(B)	immediately after giving effect to such transaction on a pro forma basis no Default or Event of Default shall have occurred and be continuing; and

(C)	the Borrower shall have delivered to the Agent Bank a certificate of a Senior Officer and an opinion of counsel, each stating that such transaction complies herewith;

and where it merges, consolidates or amalgamates with or into, or sells, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to, the Borrower or a Restricted Subsidiary, the resulting, surviving or transferee person will comply with clause (C) above and, if such person is not such Restricted Project Owner, clause (A) above.

(iii)

The foregoing provisions of this section 9.2(b) shall not apply to the G3 Owner. The G3 Owner will not permit the sale of all or substantially all of the G3 Project unless the Disposition Proceeds are sufficient to repay in full all Facility B Obligations and such proceeds are in fact used to effect such repayment in full and the Total Facility B Commitments are reduced to zero.

(c)	Financial Tests. The Borrower will not change its Financial Year and:

(i)	the Borrower will not permit its Funded Debt Ratio to exceed 57.5% as at the end of any Financial Quarter; and

Methanex 2019 Credit Agreement

(ii)

subject to section 2.1(8), the Borrower will not permit its Interest Coverage Ratio to be less than 2.0:1 as at the end of any Financial Quarter; provided that, at the end of one Financial Quarter occurring prior to the Facility B Repayment Date, the Interest Coverage Ratio may be as low as (but not less than) 1.25:1.

(d)	Limitations with Respect to Certain Transactions.

(i)

The Borrower shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Non-Recourse Subsidiary (in this section 9.2(d)(i), a “Non-Recourse Subsidiary Transaction”) on terms:

(A)

that are less favourable in sum to the Borrower or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arms’-length dealings with a person other than a Non-Recourse Subsidiary; or

(B)

that, in the event that such Non-Recourse Subsidiary Transaction involves an aggregate amount in excess of US$50 million (or the Equivalent Amount in other currencies), are not in writing and have not been approved by a majority of the directors of the Borrower or such Restricted Subsidiary, as the case may be.

The foregoing shall not prohibit any Investment by the Borrower or any Restricted Subsidiary in any Non-Recourse Subsidiary. In this section 9.2(d)(i), “Investment” in any person shall mean any direct or indirect advance, loan or other extension of credit (including by way of Guarantee) or capital contribution to, or any purchase or acquisition of shares in the capital of, Debt of or other similar investments issued by, such person.

(ii)

Notwithstanding section 9.2(d)(i), the Borrower shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, transfer to any Non-Recourse Subsidiary any property or assets owned by the Borrower or any Restricted Subsidiary on the date hereof unless:

(A)

the terms are no less favourable in sum to the Borrower or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transfer in arm’s-length dealings with a person other than a Non-Recourse Subsidiary; and

(B)

the aggregate price for such property or assets under such transfer, plus the aggregate prices for any other such property or assets under any other such transfers by the Borrower and all Restricted Subsidiaries completed during the twelve-month period immediately preceding such transfer, does not exceed US$50 million (or the Equivalent Amount in other currencies).

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(e)

Restricted Subsidiary Debt. Subject to the last paragraph of this section 9.2(e), the Borrower will ensure that no Restricted Subsidiary shall incur any Debt unless, at the time of such incurrence, such Restricted Subsidiary has Guaranteed the Obligations, such Guarantee to be in such form as was in effect under the 2005 Credit Agreement, mutatis mutandis and with the result that the payment obligations of such Restricted Subsidiary under such Guarantee rank at least pari passu with the payment obligations of such Restricted Subsidiary under such Debt; provided that the foregoing shall not apply to:

(i)

any Debt incurred by a Restricted Subsidiary if, both before and immediately after the incurrence of such Debt, the aggregate Debt of all Restricted Subsidiaries who have not so Guaranteed the Obligations does not exceed US$50 million; or

(ii)	any Debt secured by:

(A)	Permitted Liens; or

(B)	Liens to which the exception in section 9.2(a) is applicable; or

(iii)

any Debt owed by the Borrower or any Restricted Subsidiary to (as the case may be) the Borrower or any Restricted Subsidiary; provided that any subsequent transfer of any such Debt or any subsequent transfer of shares in the capital of, or other ownership interests in, such Restricted Subsidiary, or any other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary shall be deemed to constitute the incurrence of such Debt at such time.

No Restricted Subsidiary shall be released from its Guarantee provided under this section 9.2(e) unless:

(iv)	it ceases to be a Restricted Subsidiary; or

(v)

it has been discharged from all its obligations with respect to all Debt incurred by it (other than such Guarantee and Debt described in (iii) above)) and it has not had any Debt (other than such Guarantee and Debt described in (iii) above) outstanding for a period of 91 days.

Notwithstanding any other provision of this Section 9.2(e), the G3 Owner and its direct and indirect subsidiaries shall not incur Debt other than (x) Debt described in clause (iii) above, and (y) any other Debt the aggregate principal amount of which is not in excess of US$50 million.

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(f)

IRRM’s. The Borrower shall not, and shall not permit any Restricted Subsidiary to, enter into any IRRM that is for speculative purposes or that would contravene the relevant limitations established by the board of directors of the Borrower from time to time and advised to the Agent Bank.

(g)

No Restrictions on Dividends. The Borrower shall not, and shall not permit any Restricted Subsidiary to, create, permit or agree to any restrictions, prohibitions, limitations or other covenants which restrict, prohibit, limit or otherwise negatively affect the ability of any Restricted Subsidiary to make distributions to its shareholders or holders of other ownership interests by way of dividends, reduction or return of capital, or similar payments.

(h)

Sale of Certain Assets. The Borrower shall not sell (or permit the sale of) all or substantially all of the material assets and properties necessary for the operation of any Restricted Project; provided that:

(i)

the Borrower may sell assets for total proceeds (for all such sales from and including the date of this Agreement) not to exceed 20% of the consolidated total assets of the Borrower and the Restricted Subsidiaries (calculated as at the end of such most recent completed Financial Quarter);

(ii)	the assets sold pursuant to paragraph (i) shall not comprise more than one Restricted Project; and

(iii)

all proceeds of sales of assets pursuant to paragraph (i), to the extent that they exceed $50 million for all such sales during the ICR Waiver Period, shall be reinvested in one of the Borrower’s primary businesses within 12 months of receipt; provided that this paragraph (iii) shall be of no further effect upon the Borrower having effected the delivery contemplated by Section 2.1(8)(f)(ii).

Notwithstanding the foregoing, the G3 Owner shall not sell or otherwise dispose of all or substantially all of the G3 Project without complying with the mandatory prepayment provisions of section 2.3.

(i)

Sanctions. Other than as disclosed to the Agent Bank in a disclosure letter dated December 11, 2014, the Borrower agrees that it will not, and it will take all reasonable steps to ensure that its directors, officers and affiliates will not, engage, directly or indirectly, in any activity which is prohibited for a person required to comply with Sanctions (unless any such activity is conducted in compliance with a permit, certificate or other approval issued under the Sanctions), including:

(i)	any direct or indirect dealings involving or benefitting:

(A)	a person that is listed on, or owned or controlled by, or acting on behalf of a person listed on, any sanctions-related list administered by a Sanctions Authority or otherwise the target of Sanctions;

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(B)

a person located in, organized under, or owned or controlled by, or acting on behalf of, a person located in or organized under the laws of a country, region or territory that is itself the target of comprehensive Sanctions (currently, Iran, Syria, North Korea, Cuba or Crimea);

(C)	a person that is owned or controlled by, or acting for or on behalf of, or providing assistance, support or services of any kind to, or otherwise associated with any person in (A) or (B);

(ii)	any business or making or receiving any contribution of funds, goods or services to or for the benefit of any person described in (i);

(iii)	any dealing in, or otherwise engaging in any transaction relating to any property or interests in property subject to prohibitions under Sanctions; and

(iv)	any transaction that evades, avoids or attempts to violate any of the prohibitions set forth in the Sanctions or has such a purpose.

The Borrower will not request any Borrowing or Letter of Credit, and neither the Borrower nor its subsidiaries shall (and the Borrower will take all reasonable steps to ensure that its affiliates shall not) use, the proceeds of any Borrowing or Letter of Credit in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any Anti-Corruption Laws.

(j)

Restricted Payments. During the ICR Waiver Period, neither the Borrower nor any Restricted Subsidiary shall make any Restricted Payment unless, after giving effect to such Restricted Payment (in the case of a dividend to public shareholders, as at the date of declaration of same), the following conditions are met:

(i)	no Default or Event of Default has occurred and is continuing; and

(ii)	the aggregate amount of the unadvanced Facility A Commitments is at least US$100 million;

provided that:

(iii)

for the purposes of this section 9.2(j), Atlas will be considered a Restricted Subsidiary as long as the Atlas Condition continues to be met and Egypt Owner will be considered a Restricted Subsidiary so long as the Egypt Condition continues to be met; and

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(iv)	for greater certainty, transactions under section 9.2(d) shall continue to be permitted.

Section 9.3 Agent Bank May Perform Covenants.

If the Borrower or any Restricted Subsidiary shall fail to perform or observe any covenant applicable to it as contained herein or in any other Credit Facility Document, the Agent Bank may, in its sole discretion acting reasonably, and shall upon the instructions of the Majority Lenders, perform any of the said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditures with its own funds; provided that (without derogating from or affecting any rights or remedies of the Agent Bank and the Lenders under article 10) the Agent Bank shall first have provided written notice of its intention to the Borrower and a reasonable opportunity (not to exceed 21 days, or such longer period as the Majority Lenders shall approve) to cure the failure. The Agent Bank may, from time to time, engage an environmental consultant from a list of up to three consultants chosen in consultation with the Borrower in order to monitor environmental compliance by the Borrower or any Restricted Subsidiary with any applicable Permits or Laws; provided that such right shall only be exercised when the Agent Bank or any Lender has determined that it has reasonable grounds for believing that the action is necessary to protect its interests, and such right shall not be exercised (in the absence of a Default or Event of Default) more than once in each year for each asset. All amounts paid by the Agent Bank pursuant to this section 9.3 shall be repaid by the Borrower to the Agent Bank on demand therefor. Nothing set forth in this section 9.3 or otherwise in this agreement shall grant, or be construed as granting, to the Agent Bank or any Lender any right to enter upon any premises or any site at which methanol may be stored for the purpose of environmental clean-up or remediation or similar activities.

ARTICLE 10

EVENTS OF DEFAULT

Section 10.1 Events of Default.

If any of the following events (each an “Event of Default”) shall have occurred and be continuing:

(a)

Payment of Principal. The Borrower shall fail to pay the principal amount of any Advance, or the Face Amount of any Bankers’ Acceptance or Letter of Credit, when the same becomes due and payable, or to reimburse any Lender in respect of any Bankers’ Acceptance or Letter of Credit when required hereunder, and in any such case such failure shall remain unremedied for a period of one Business Day after written notice from the Agent Bank to the Borrower;

(b)

Payment of Interest, Etc. The Borrower shall fail to pay any interest hereunder when the same becomes due and payable or the Borrower shall fail to pay any fees, Increased Costs or other amounts payable hereunder when the same become due and payable, and in any such case such failure shall remain unremedied for a period of ten Business Days;

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(c)

Representations and Warranties Incorrect. Any of the representations or warranties made by the Borrower herein or in any other Credit Facility Document, or any representation or warranty deemed to be made by the Borrower as provided herein or therein, shall prove to be or have been incorrect in any material respect when made or deemed to be made; provided that in the case of a representation or warranty under section 7.1(g), 7.1(k), 7.1(l) or 7.1(n), if the circumstances giving rise to the incorrect representation or warranty are capable of modification or rectification (such that, thereafter the representation or warranty would be correct in all material respects), no Event of Default shall have occurred as a result thereof unless and until such representation or warranty shall have remained incorrect in any material respect for 30 days after the earliest of:

(i)	written notice thereof given to the Borrower by the Agent Bank;

(ii)	such time as the Borrower is aware of same; and

(iii)	such time as a reasonably responsible owner or operator of a similar asset or business would have become aware of same;

(d)

Failure to Perform Covenants. Other than in respect of those covenants referred to in section 10.1(e), the Borrower, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo shall fail to perform or observe any covenant contained in this agreement or any other Credit Facility Document on its part to be performed or observed or otherwise applicable to it; provided that, if such failure is capable of being remedied, no Event of Default shall have occurred as a result thereof unless and until such failure shall have remained unremedied for 30 days after the earliest of:

(i)	written notice thereof given to the Borrower by the Agent Bank;

(ii)	such time as the Borrower, such Restricted Subsidiary or (during such Project Guarantee Period) such ProjectCo is aware of same; and

(iii)	such time as a reasonably responsible owner or operator of a similar asset or business would have become aware of same;

(e)

Failure to Perform Certain Covenants. A Borrower, any Restricted Subsidiary or (during the relevant Project Guarantee Period) any ProjectCo shall fail to perform or observe any covenant contained in section 9.1(1)(a)(i), 9.1(1)(h), 9.1(1)(m) or 9.2 on its part to be performed or observed or otherwise applicable to it; provided that, with respect to a breach of section 9.2(a), 9.2(c) or 9.2(d)(i)(B), no Event of Default shall have occurred as a result thereof unless and until such failure shall have remained unremedied for 10 days after the earliest of:

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(i)	written notice thereof given to the Borrower by the Agent Bank;

(ii)	such time as either Borrower, such Restricted Subsidiary or (during such Project Guarantee Period) such ProjectCo is aware of same; and

(iii)	such time as a reasonably responsible owner or operator of a similar asset or business would have become aware of same;

(f)

Cross Acceleration. Any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any Debt of the Borrower or any Restricted Subsidiary to any person or persons exceeding US$50 million (or the Equivalent Amount in other currencies), and either:

(i)	the creditor shall have declared the principal thereof to be due and payable; or

(ii)	such principal shall have become due and payable without the necessity of any action by such creditor;

(g)

Cross Default. Any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any Debt of the Borrower or any Restricted Subsidiary to any person or persons exceeding US$50 million as a result of which event the creditor shall be entitled to declare the principal thereof to be due and payable; without limiting the foregoing and for greater certainty, the foregoing shall include a default in the payment by the Borrower of any amount exceeding US$50 million required to be paid by it under a Project Guarantee;

(h)	Voluntary Events of Bankruptcy. Subject to the last paragraph of this section 10.1, the Borrower or any Restricted Subsidiary shall:

(i)

apply for or consent to the appointment of, or the taking of possession by, a receiver or receiver/manager, custodian, administrator, trustee, liquidator or other similar official for itself or for all or any part of its assets;

(ii)	generally not pay its debts as such debts become due or admit in writing its inability to pay its debts generally, or declare any general moratorium on its indebtedness;

(iii)

commit an act of bankruptcy, or make a general assignment for the benefit of creditors or a proposal under the Bankruptcy Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or a similar Law of any applicable jurisdiction;

(iv)

institute any proceeding seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, dissolution, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, insolvency, reorganization, relief or protection of debtors or at common law or in equity; or

Methanex 2019 Credit Agreement

(v)	take any corporate action to authorize any of the actions described in this section 10.1(h);

(i)	Involuntary Events of Bankruptcy. Subject to the last paragraph of this section 10.1, any proceeding against the Borrower or any Restricted Subsidiary:

(i)	has adjudicated it a bankrupt or insolvent;

(ii)

has resulted in the liquidation, dissolution, winding-up, reorganization, arrangement, protection or relief or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, insolvency, reorganization, relief or protection of debtors, or at common law or in equity; or

(iii)

has resulted in the appointment of a receiver or receiver/manager for it or any material, in the opinion of the Lenders, part of its assets, and such appointment has not been stayed or discharged by it within ten Business Days from the date made;

(j)

Execution. Subject to the last paragraph of this section 10.1, all or any material, in the opinion of the Lenders, part of the assets of the Borrower or any Restricted Subsidiary are attached, executed, sequestered or distrained upon or become subject to any order of a court or other process and such attachment, execution, sequestration, distraint, order or process:

(i)	relates to claims in the aggregate in excess of US$50 million (or the Equivalent Amount in other currencies); and

(ii)

the Borrower or such Restricted Subsidiary, as the case may be, shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof, or deposit with the Agent Bank cash collateral or other security satisfactory to the Lenders in the amount of the claim, within 30 days from the date of entry thereof;

(k)

Judgments. Subject to the last paragraph of this section 10.1, judgment for the payment of money in the aggregate in excess of US$50 million (or the Equivalent Amount in other currencies) shall be rendered by a court of competent jurisdiction against the Borrower or any Restricted Subsidiary, and the Borrower or such Restricted Subsidiary, as the case may be, shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof, or deposit with the Agent Bank cash collateral or other security satisfactory to the Lenders in the amount of the claim, within 30 days from the date of entry thereof;

Methanex 2019 Credit Agreement

(l)

Investigation. Subject to the last paragraph of this section 10.1, under the New Zealand Corporations (Investigation and Management) Act 1989 the New Zealand Registrar of Companies commences, or a person is appointed under section 179 of the New Zealand Companies Act 1993, to investigate any part of the affairs of any New Zealand-incorporated Restricted Subsidiary and such appointment (or in the case of the Registrar of Companies such investigation) is not stayed or appealed within 30 days and has had or is likely to have a Material Adverse Effect;

(m)

Notice or Recommendation. Subject to the last paragraph of this section 10.1, any New Zealand-incorporated Restricted Subsidiary receives a notice from the New Zealand Registrar of Companies (or a Deputy Registrar) under section 30 of the New Zealand Corporations (Investigation and Management) Act 1989 or the New Zealand Securities Commission makes a recommendation under section 38 of that statute in respect of any New Zealand-incorporated Restricted Subsidiary and such notice or recommendation is not stayed or appealed within 30 days and has had or is likely to have a Material Adverse Effect;

(n)

Illegality. Any Credit Facility Document, or any Lien granted thereunder, shall (except in accordance with its terms), in whole or in material part, terminate, cease to be effective or cease to be the legally valid, binding and enforceable obligation of the Borrower; the Borrower shall, directly or indirectly, contest in any manner such effectiveness, validity, binding nature or enforceability; provided that, if such termination or cessation is capable of being remedied, no Event of Default shall have occurred as a result thereof unless and until such termination or cessation shall have remained unremedied for 30 days after the earlier of:

(i)	written notice thereof given to the Borrower by the Agent Bank; and

(ii)	such time as the Borrower is aware of same;

(o)	Material Adverse Effect. An event has occurred or circumstances exist that have a Material Adverse Effect;

(p)	Change of Control. A Change of Control Event shall occur; or

(q)

Abandonment. Until the date Substantial Completion is achieved, the G3 Project shall be abandoned or placed on a “care and maintenance” basis; provided that, for the purposes of this section 10.1(q) placing the G3 Project on a “care and maintenance” basis shall not constitute an Event of Default if such action will not result in the Borrower being unable to comply with its covenant to complete in section 9.1(2)(a);

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THEN, and in any such event, except as provided in the next following sentence, the Agent Bank (subject to the last paragraph of this section 10.1):

(r)

in the case of an Event of Default under section 10.1(a) or (b), may, and shall at the request of the Facility A Majority Lenders (if such Event of Default is under Facility A) or the Facility B Majority Lenders (if such Event of Default is under Facility B), by notice to the Borrower cancel all obligations of the Facility A Lenders (or, as applicable, the Facility B Lenders) in respect of their Commitments (whereupon no further Accommodations may be made under Facility A (or, as applicable, Facility B) and any Notice given with respect to an Accommodation under Facility A (or, as applicable, Facility B) occurring on or after the date of such notice or request shall cease to have effect); provided that, in the event that the Facility A Majority Lenders request the Agent Bank to send the notice contemplated by this paragraph (a), then the Facility B Lenders may likewise request that such a notice be given in respect of Facility B, and vice versa;

(s)

in the case of any other Event of Default, may, and shall at the request of the Majority Lenders, by notice to the Borrower cancel all obligations of the Lenders in respect of the Commitments (whereupon no further Accommodations may be made and any Notice given with respect to an Accommodation occurring on or after the date of such notice or request shall cease to have effect); and

(t)

may, and shall at the request of the Majority Lenders, by notice to the Borrower declare the Obligations to be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

If any Event of Default specified in section 10.1(h) or (i) shall occur, then all obligations of the Lenders in respect of the Commitments shall be automatically cancelled and the Obligations shall be forthwith due and payable, all as if the request and notice specified in each of the foregoing items (w) and (x) had been given by the Agent Bank.

Upon the occurrence of an Event of Default and acceleration of the Obligations, the Agent Bank may, and shall at the request of the Majority Lenders (or, if the Facility A Majority Lenders or the Facility B Majority Lenders alone requested an action be taken under paragraph (w), then the Facility A Majority Lenders or the Facility B Majority Lenders, as applicable), commence such legal action or proceedings as it may deem expedient, all without any additional notice, presentation, demand, protest, notice of dishonour, or any other action, notice of all of which the Borrower hereby expressly waives. The rights and remedies of the Agent Bank and the Lenders hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Law; provided that nothing herein contained shall permit any Lender to take any steps which, pursuant to this agreement, may only be undertaken by or with the consent of all Lenders, all Facility A Lenders, all Facility B Lenders, the Majority Lenders, the Facility A Majority Lenders or the Facility B Majority Lenders, as the case may be.

Methanex 2019 Credit Agreement

An Event of Default shall not take place under the foregoing paragraphs (h), (i), (j), (k), (l), (m) or (n) by virtue of an event or circumstance pertaining to a Restricted Subsidiary (other than the G3 Owner until the Facility B Repayment Date) as long as the assets of such Restricted Subsidiary (when added to the assets of all other Restricted Subsidiaries in respect of which the provisions of this paragraph shall have applied) shall not exceed 5% of the consolidated total assets of the Borrower and the Restricted Subsidiaries as at the Closing Date.

Section 10.2 Right of Set off.

Each Lender is hereby authorized by the Borrower at any time and from time to time to the fullest extent permitted by Law to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other Debt at any time owing to or for the credit or the account of the Borrower against any and all of the Obligations then due and payable by the Borrower hereunder and unpaid, and without limitation the Agent Bank may debit any account of the Borrower for any such Obligations, whether owed to the Agent Bank in its capacity as Agent Bank or Lender or owed to other Lenders. The Agent Bank and each Lender shall promptly notify the Borrower and each other Lender after any such set off and application made by it; provided that the failure to give such notice shall not affect the validity of such set off and application. The rights of the Agent Bank and the Lenders under this section 10.2 are in addition to all other rights and remedies (including other rights of set off) which the Agent Bank and the Lenders may have.

Section 10.3 Currency Conversion After Maturity.

At any time following the occurrence of an Event of Default and the acceleration of the maturity of the Obligations, each Lender shall be entitled to convert, with two Business Days’ prior notice to the Borrower, its unpaid and outstanding Canadian Dollar Advances or any of them to US Base Rate Advances. Any such conversion shall be calculated so that the resulting US Base Rate Advances shall be the Equivalent Amount in US Dollars on the date of conversion of the amount of Cdn Dollars so converted. Any accrued and unpaid interest denominated in Cdn Dollars at the time of any such conversion shall be similarly converted to US Dollars, and such US Base Rate Advances and accrued and unpaid interest thereon shall thereafter bear interest in accordance with article 3.

ARTICLE 11

THE AGENT BANK AND THE LENDERS

Section 11.1 Authorization and Action.

Each Lender hereby appoints and authorizes the Agent Bank to take such action as Agent Bank on its behalf and to exercise such powers under this agreement and the other Credit Facility Documents as are delegated to the Agent Bank by the terms hereof and thereof, together with such powers as are reasonably incidental thereto. As to any matters not expressly provided for by this agreement or such other Credit Facility Documents, the Agent Bank shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully indemnified and protected in so acting or refraining from acting) upon the instructions of the Majority Lenders and such instructions shall be binding upon all Lenders; provided that the Agent Bank shall not be required to take any action which exposes the Agent Bank to personal liability or which is contrary to this agreement or such other Credit Facility Documents or applicable Law; provided further that any instructions pertaining solely to Facility B or the terms thereof, or the G3 Project, shall be given by the Facility B Majority Lenders.

Methanex 2019 Credit Agreement

Section 11.2 Duties and Obligations.

The duties and obligations of the Agent Bank hereunder shall be mechanical and administrative in nature, and the Agent Bank shall not have by reason of this agreement or any other Credit Facility Document any fiduciary relationship or duty with or to any Lender.

Neither the Agent Bank nor any of its directors, officers, agents or employees shall be liable to any Lender for any action taken or omitted to be taken by it or them under or in connection with this agreement or any other Credit Facility Document except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent Bank:

(a)

may treat any Lender as the payee of amounts attributable to such Lender’s Commitment unless and until the Agent Bank receives written notice of the assignment thereof signed by such Lender and the Agent Bank receives the written agreement of the assignee that such assignee is bound hereby as if it had been an original Lender party hereto, in each case in form satisfactory to the Agent Bank and otherwise in accordance with section 12.10;

(b)

may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable to the Lenders for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts;

(c)

shall incur no liability under or in respect of this agreement or any other Credit Facility Document by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, facsimile or similar means of recorded communication) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder or thereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

(e)	may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person.

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Further, the Agent Bank:

(f)

does not make any warranty or representation to any Lender and shall not be responsible to any Lender for the accuracy or completeness of the documents, information or financial data made available to the Lenders in connection with the negotiation of this agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this agreement or any other Credit Facility Document;

(g)

shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this agreement or any other Credit Facility Document on the part of the Borrower or any Restricted Subsidiary or to inspect the property (including the books and records) of the Borrower or any Restricted Subsidiary; and

(h)	shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this agreement or any other Credit Facility Document.

Section 11.3 Agent Bank and Affiliates.

With respect to its Commitment and Accommodations made and to be made by it, the Agent Bank, which is also a Lender, shall have the same rights and powers under this agreement and every other Credit Facility Document as any other Lender and may exercise the same as though it were not the Agent Bank; and the terms “Lender” and “Lenders” shall, unless otherwise expressly indicated, include the Agent Bank in its capacity as Lender. Each Lender (including the Agent Bank) and its affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its affiliates, or any corporation or other entity owned or controlled by such persons, and any person which may do business with such persons, all as if it were not a party hereto and without any duty to account therefor to any Lender; provided that nothing in this section 11.3 shall affect in any manner whatsoever any covenant or other obligation on the part of the Borrower or any Restricted Subsidiary to be observed or performed under this agreement or any other Credit Facility Document.

Section 11.4 Lender Credit Decision.

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its affiliates. Accordingly, each Lender confirms to the Agent Bank and each other Lender that it has not relied, and will not hereafter rely, on the Agent Bank or any other Lender:

(i)

to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by or on behalf of the Borrower under or in connection with this agreement or any other Credit Facility Document or the transactions herein or therein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent Bank); or

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(ii)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or any affiliate.

Each Lender acknowledges that a copy of this agreement has been made available to it for its review and that it is satisfied with the form and substance hereof.

Section 11.5 Indemnifications.

Each Lender shall indemnify the Agent Bank, each affiliate thereof, and each director, officer, and employee of the Agent Bank and of each such affiliate (to the extent not reimbursed by the Borrower), rateably with all other Lenders according to their respective Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent Bank or any such affiliate, director, officer or employee in any way relating to or arising out of this agreement or any other Credit Facility Document or any action taken or omitted by the Agent Bank or any such affiliate, director, officer or employee under this agreement or any other Credit Facility Document; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of an indemnitee. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent Bank and each such affiliate, director, officer or employee promptly upon demand for its share (determined rateably as aforesaid) of any out-of-pocket expenses (including counsel fees) incurred by the indemnitee in connection with the preservation of any rights of the Agent Bank or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this agreement or any other Credit Facility Document, to the extent that the Agent Bank or such affiliate, director, officer or employee is not reimbursed for such expenses by the Borrower.

Section 11.6 Successor Agent Bank.

The Agent Bank may, as hereinafter provided, resign at any time by giving written notice thereof to the Lenders and the Borrower and may be removed at any time with cause by the Majority Lenders. Upon any such resignation or removal, the Lenders, after consultation with the Borrower, shall have the right to appoint a successor Agent Bank, which shall be a Lender. If no successor Agent Bank shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent Bank’s giving of notice of resignation or the Lenders’ removal of the retiring Agent Bank, then the retiring Agent Bank shall on behalf of the Lenders forthwith designate one of the Lenders the pro tem successor Agent Bank, and such designated Lender shall act as Agent Bank hereunder pending the appointment of its successor. Upon the acceptance of any appointment as Agent Bank hereunder by a successor Agent Bank, such successor Agent Bank shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent Bank, and the retiring Agent Bank shall be discharged from any further duties and obligations under this agreement. After any retiring Agent Bank’s resignation or removal hereunder as Agent Bank, the provisions of this article 11 shall enure to its benefit as to any actions taken or omitted to be taken by it while it was Agent Bank under this agreement.

Methanex 2019 Credit Agreement

Section 11.7 Sub-Agent or Co-Agent.

At any time or times, in order to comply with any legal requirement in any province, state or other jurisdiction, or to facilitate the taking by the Agent Bank of any action provided for in any Credit Facility Document, the Agent Bank may appoint one or more trust companies, chartered banks or other persons (any of whom may, but need not be, a Lender) to act either as co-agent or sub-agent, jointly with the Agent Bank or as a separate agent or agents on behalf of the Lenders, with such powers and authorities as the Agent Bank deems necessary for the effective operation of the provisions of any Credit Facility Document. In the discretion of the Agent Bank, any instrument or agreement appointing any such co-agent or sub-agent may include provisions for the protection of such co-agent or sub-agent similar to but no broader than the provisions of this article 11. Upon the appointment of any such co-agent or sub-agent by the Agent Bank, all references in this agreement and in all other Credit Facility Documents to the Agent Bank shall thereafter be construed as references to such co-agent or sub-agent to the extent necessary in order to give effect to its powers, authorities and obligations.

ARTICLE 12

MISCELLANEOUS

Section 12.1 Sharing of Payments; Records.

(1) Sharing. If:

(a)

any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set off pursuant to section 10.2 or at law or equity, or otherwise) on account of any Accommodation made by it (other than Increased Costs paid to it) under a Facility in excess of its rateable share of payments on account of such Accommodation; or

(b)

any Lender shall at the time of acceleration of the Obligations under a Facility have outstanding Obligations under such Facility which are less than its rateable share of all outstanding Obligations under such Facility;

then such Lender shall forthwith purchase from the other Lenders under such Facility such participations in the Accommodations under such Facility made by such other Lenders as shall be necessary to cause such purchasing Lender to share the excess payment or be owed the outstanding Obligations under such Facility rateably with such other Lenders. For this purpose, a Lender’s rateable share shall be calculated after giving effect to section 2.1(5)(d), 2.11 and the last paragraph of section 5.1. For greater certainty, the provisions of this section 12.1 shall not apply to payments received by a Lender on account of any other credit facility made available to the Borrower or its Subsidiaries.

In the case of item (a), if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each other Lender shall be rescinded and each Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such other Lender’s rateable share (according to the proportion that the amount such other Lender’s required repayment bears to the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered.

Methanex 2019 Credit Agreement

Any Lender purchasing a participation from another Lender pursuant to this section 12.1 may, to the fullest extent permitted by Law, exercise all its rights of payment (including the right of set off) with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(2)

Records. The unpaid amounts of the Accommodations, the unpaid interest accrued thereon, the interest rate or rates applicable to any unpaid principal amounts, the duration of such application, the date of acceptance or issue, Face Amount and maturity of all Bankers’ Acceptances and Letters of Credit and the Commitments shall at all times be ascertained from the records of the Agent Bank, which shall be conclusive absent demonstrated error.

Section 12.2 Amendments, etc.

(1)

Amendments—General. Subject to section 3.5(2)(b) and section 12.2(2), no amendment or waiver of any provision of this agreement or of any other Credit Facility Document, nor any consent to any departure by the Borrower or any Restricted Subsidiary herefrom or therefrom, shall in any event be effective unless the same shall be in writing and signed by the Majority Lenders (or, in the case of an Event of Default under section 10.1(a) or (b) under Facility A, the Majority Facility A Lenders or in the case of an Event of Default under section 10.1(a) or (b) under Facility B, the Majority Facility B Lenders), and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(2)

Amendments—Unanimous. No amendment, waiver or consent in respect of Facility A or Facility B or the Credit Facility in its entirety shall, unless in writing and signed by all the Lenders (or, as the case may be, all of the Facility A Lenders or Facility B Lenders):

(a)	waive any of the conditions specified in article 6 in respect of the Credit Facility (or, as the case may be, Facility A or Facility B);

(b)	increase the Commitment of any Lender (or, as the case may be, Facility A Lender or Facility B Lender) or subject any such Lender to any additional obligation;

(c)	reduce or forgive the principal of, or reduce the amount or rate of or forgive any interest on, the Accommodations under, as the case may be, Facility A or Facility B or any fees hereunder;

Methanex 2019 Credit Agreement

(d)

postpone any date fixed for any payment of principal of, or interest on, the Accommodations under, as the case may be, Facility A or Facility B or any fees hereunder or the date of any expiration of any Commitment;

(e)

change (A) the percentage of the Commitments, (B) the aggregate unpaid principal amount of the Accommodations or (C) the number of Lenders required for the Lenders or any of them to take any action hereunder, or otherwise change the definition of Majority Lenders;

(f)	amend section 2.4(3), 9.2 or 12.1 or any other provision of this agreement that relates to the pro rata treatment of the Lenders hereunder;

(g)	amend this section 12.2;

(h)

(subject to this section becoming effective in accordance with section 2.1(8)(g)) release the Medicine Hat Security or any Acceptable Replacement Security other than a release effected in accordance with the provisions of section 2.1(8)(f) or (h);

(i)	release in whole or in part, or amend, supplement or otherwise modify in any material respect, the guarantee referred to in section 12.10(2)(c); or

(j)

any amendment, waiver or consent, the effect of which is that the Facility A Lenders or (as the case may be, Facility B Lenders) ceases to have the benefit of the Finance Documents on a pari passu basis with all other Lenders, or a Borrower’s obligation to make payments the Facility A Lenders or (as the case may be, Facility B Lenders) are no longer on a pari passu basis with all other Lenders.

(3)

Facility Vote—Facility A. An amendment, waiver or consent that affects the rights or interests of the Facility A Lenders under Facility A in a manner or to an extent that is materially different than the rights or interest of the Facility B Lenders under Facility B shall be required to be approved by the Facility A Majority Lenders or, in the case of section 12.2(2), all of the Facility A Lenders.

(4)

Facility Vote—Facility B. An amendment, waiver or consent that affects the rights or interests of the Facility B Lenders under Facility B in a manner or to an extent that is materially different than the rights or interest of the Facility A Lenders under Facility A shall be required to be approved by the Facility B Majority Lenders or, in the case of section 12.2(2), all of the Facility B Lenders. For this purpose, an amendment, waiver or consent that pertains to a condition precedent, representation, covenant or Event of Default that is applicable only while Facility B is outstanding shall be deemed to so affect the rights or interest of the Facility B Lenders.

(5)

Amendments—Agent Bank. No amendment, waiver or consent shall, unless in writing and signed by the Agent Bank in addition to the Majority Lenders, affect the rights or duties of the Agent Bank under any Credit Facility Document.

Methanex 2019 Credit Agreement

(6)

Amendments—BNZ. An amendment, waiver or consent under an amendment or supplement referred to in section 2.1(5)(b) shall require execution only by BNZ (or its affiliate), the Agent Bank and the Borrower.

Section 12.3 Notices, etc.

(1)

Notices. Any and all notices or other communications required or permitted pursuant to this agreement shall be in writing and shall be personally delivered by courier or telecopied to the addressee at the address referred to below, in which case such notice or other communication shall conclusively be deemed to have been given to the addressee thereof on the day upon which it was delivered or received by telecopy if delivered or received prior to the relevant time on such day (or on the next Business Day if received after the relevant time or if received on a day that is not a Business Day). For this purpose, the “relevant time” shall be 10:00 am (local time) in the case of a Notice, and 3:00 pm (local time) in all other cases. The addresses referred to above for the Borrower and the Agent Bank are as follows, and in respect of the Lenders as set forth in schedule 1 annexed hereto:

for the Borrower:

Methanex Corporation

Suite 1800, 200 Burrard Street

Vancouver, B.C.

V6C 3M1

Attention: Chief Financial Officer

Telecopy No.

(with a copy to Attention: General Counsel

Telecopy No.

for the Agent Bank:

Royal Bank of Canada

20 King Street West, 4th Floor

Toronto, Ontario

M5H 1C4

Attention: Manager, Agency Services

Telecopy No.

(2)

Change. Each party may change its address for service by written notice, given in the manner provided above, to the other parties and such change shall be effective upon the date the notice shall be deemed to be received.

(3)

Deliveries. All deliveries of financial statements and other documents to be made by the Borrower to the Lenders hereunder shall be made by making delivery of such financial statements and documents to the Agent Bank (in sufficient copies for each Lender) to the address in section 12.3(1) or to such other address as the Agent Bank may from time to time notify to the Borrower. All such deliveries shall be effective only upon actual receipt.

Methanex 2019 Credit Agreement

Section 12.4 No Waiver; Remedies.

No failure on the part of the Agent Bank or any of the Lenders to exercise, and no delay in exercising, any right under any Credit Facility Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right under any Credit Facility Document preclude any other or further exercise thereof or the exercise of any other right. The remedies herein and therein provided are cumulative and not exclusive of any remedies provided by Law.

Section 12.5 Expenses.

The Borrower shall pay to the Agent Bank, on its own account and on behalf of the Lenders, all reasonable costs and expenses (including all reasonable legal fees and disbursements on a solicitor and his own client basis) incurred:

(a)	by the Agent Bank in connection with this agreement, the other Credit Facility Documents and the Credit Facility, including:

(i)

the negotiation, preparation, printing, execution, delivery and interpretation, both prior and subsequent to the Closing Date, of this agreement and any other Credit Facility Document (in this section 12.5, collectively, the “Documents”);

(ii)	the performance by the Agent Bank of its obligations and duties under any Document;

(iii)	the fees and expenses of engineering, environmental consulting and other expert or professional services, and necessary on-site inspections by the Agent Bank or its representatives;

(iv)	advice of counsel with respect to the administration of or other matters relating to the Credit Facility, any Document or any transaction contemplated thereunder;

(v)

the enforcement of any Document or the enforcement or preservation of rights under and the refinancing, renegotiation or restructuring (including negotiation of any so-called “workout” or similar transaction) of the Credit Facility under this agreement or any other Document or the bringing of any action, suit or proceeding with respect to the enforcement of any Document or any such right or seeking any remedy which may be available to the Agent Bank or the Lenders at law or in equity; and

(vi)	any amendments, waivers or consents requested by or in respect of the Borrower or any Restricted Subsidiary pursuant to the provisions hereof or any other Document;

Methanex 2019 Credit Agreement

but without duplication to any fees payable by the Borrower to the Agent Bank under the fee confirmation contemplated by section 2.6; and

(b)	by each of the Lenders in connection with:

(i)

the enforcement of any Document or the enforcement or preservation of rights under and the refinancing, renegotiation or restructuring (including negotiation of any so-called “workout” or similar transaction) of the Credit Facility under this agreement or any other Document or the bringing of any action, suit or proceeding with respect to the enforcement of any Document or any such right or seeking any remedy which may be available to the Lenders at law or in equity; and

(ii)	any amendments, waivers or consents requested by or in respect of the Borrower or any Restricted Subsidiary pursuant to the provisions hereof or any other Document.

In addition, the Borrower shall pay any present or future stamp, documentary or other like duties and taxes or any other excise or property taxes, charges or similar levies which arise from any payment made under any Credit Facility Document or from the execution, delivery or registration of, or otherwise in respect to, any Credit Facility Document and shall indemnify and save the Agent Bank and the Lenders harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such duties or taxes. The obligations of the Borrower under this section 12.5 shall survive the payment and performance of the Obligations.

Section 12.6 Increased Costs.

If:

(a)	the enactment or amendment of any Law or any change in the interpretation or application thereof by any Official Body; or

(b)

compliance by any Lender with any directive, request or requirement (whether or not having the force of Law) of any Official Body (including the Bank for International Settlements’ Paper on Capital Convergence, as implemented in Canada by the Office of the Superintendent of Financial Institutions’ Release dated August 19, 1988 and any further or other document (including successor documents such as Basel III), and the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith);

shall have the effect of:

(c)

increasing the cost to such Lender of performing its obligations under this agreement or in respect of any Accommodation, including the costs of maintaining any capital, reserve, liquidity or special deposit requirements with respect to this agreement or any Accommodation or with respect to its obligations hereunder or thereunder;

Methanex 2019 Credit Agreement

(d)

requiring such Lender to maintain or allocate any capital (including a requirement affecting such Lender’s allocation of capital to its obligations) or additional capital in respect of its obligations under this agreement or in respect of any Accommodation or otherwise reducing the effective return to such Lender under this agreement or in respect of any Accommodation or on its total capital as a result of entering into this agreement or making any Accommodation;

(e)

reducing any amount payable to it by or in an amount it deems material (other than a reduction resulting from a higher rate of income Tax or other special Tax relating to such Lender’s income in general); or

(f)

causing such Lender to make any payment or to forgo any return on or calculated by reference to any amount received or receivable by such Lender under this agreement or in respect of any Accommodation;

such Lender may give notice to the Borrower (copy to the Agent Bank) specifying the nature of the event giving rise to such additional cost, reduction, payment or forgone return and the Borrower shall promptly pay such amounts as such Lender may specify to be necessary to compensate it for any such additional cost, reduction, payment or forgone return. A certificate setting out, in reasonable detail, the amount of any such additional cost, reduction, payment or forgone return, submitted in good faith by such Lender to the Borrower, shall be conclusive and binding for all purposes absent demonstrated error. The obligations of the Borrower under this section 12.6 shall survive the payment and performance of the Obligations.

Section 12.7 Indemnification.

(1)

Matching Funds. The Borrower shall promptly pay to each relevant Lender any amounts required to compensate such Lender for any breakage or similar cost, loss, cost of redeploying funds or other cost or expense suffered or incurred by such Lender as a result of:

(a)

any payment being made by the Borrower in respect of a LIBOR Advance or a Bankers’ Acceptance (due to acceleration hereunder or a mandatory repayment or prepayment of principal or for any other reason) on a day other than the last day of an Interest Period or the maturity date applicable thereto;

(b)	the Borrower’s failure to give Notice in the manner and at the times required hereunder; or

(c)	the failure of the Borrower to accept an Accommodation after delivery of a Notice in the manner and at the time specified in such Notice.

Methanex 2019 Credit Agreement

A certificate of each Lender submitted to the Borrower (copy to the Agent Bank) as to the amount necessary to so compensate such Lender shall be conclusive evidence, absent demonstrated error, of the amount due from the Borrower to such Lender.

(2)

General. The Borrower agrees to indemnify the Agent Bank, the Lenders and their respective affiliates, and the directors, officers and employees of each of them, from and against any and all losses (excluding loss of profits or any other special, indirect or consequential losses or damages), damages, liabilities, expenses and costs (including the reasonable fees, charges and expenses of external counsel on full indemnity basis) (each, a “Loss”) which may be paid, suffered or incurred by the indemnitees or any of them, in connection with any claim, litigation, investigation or proceeding brought or asserted by a third party by reason of any failure by the Borrower or any Restricted Subsidiary to fulfil its obligations or obligations otherwise applicable to it hereunder or under any other Credit Facility Document; provided that the indemnity in this section 12.7(2) will not, as to any indemnitee, apply to any Loss or related expenses to the extent that they result from the wilful misconduct or gross negligence of such indemnitee. For the purpose of this section 12.7(2), “third party” means any person or entity other than an indemnitee.

(3)	Survival. The obligations of the Borrower under this section 12.7 shall survive the payment and performance of the Obligations.

Section 12.8 Judgment Currency.

(1)

Exchange Rate. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder to the Agent Bank or any Lender in one currency (in this section 12.8, the “Original Currency”) into another currency (in this section 12.8, the “Judgment Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Agent Bank or such Lender could purchase the Original Currency with the Judgment Currency on the Business Day preceding that on which final judgment is paid or satisfied.

(2)

Obligation. The obligations of the Borrower in respect of any sum due in the Original Currency from it to the Agent Bank or any Lender under any Credit Facility Document shall, notwithstanding any judgment in any Judgment Currency, be discharged only to the extent that, on the Business Day following receipt by the Agent Bank or such Lender of any sum adjudged to be so due in such Judgment Currency, such Lender may in accordance with normal banking procedures purchase the Original Currency with such Judgment Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Agent Bank or such Lender in the Original Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent Bank or such Lender against such loss and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Agent Bank or such Lender in the Original Currency, the Agent Bank or such Lender agrees to remit such excess to the Borrower.

Methanex 2019 Credit Agreement

(3)	Survival. The obligations of the Borrower under this section 12.8 shall survive the payment and performance of the Obligations.

Section 12.9 Governing Law.

(1)	Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

(2)

Submission to Jurisdiction. Each party hereby irrevocably submits to the jurisdiction of the courts of British Columbia in any action or proceeding arising out of or relating to this agreement and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts. Each party hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. When a name and address is so indicated opposite a party on the signature pages hereof, such party (except in the case of EDC) hereby irrevocably appoints the person of such name (in this section 12.9(2), its “Process Agent”) as its agent to receive on behalf of such party and its property service of copies of the summons and complaint and any other process which may be served in any such action or proceeding. Such service may be made by delivering a copy of such process to the party (except in the case of EDC) in care of its Process Agent at such Process Agent’s address so indicated, and such party (except in the case of EDC) hereby irrevocably authorizes and directs its Process Agent to accept such service on its behalf. As an alternative method of service, each party (except in the case of EDC) also irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to it at its address referred to in section 12.3 or at such other address as it may direct in accordance with section 12.3. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(3)

Non-Exclusive. Nothing in this section 12.9 shall affect the right of any party to serve legal process in any other manner permitted by Law or affect the right of a party to bring any action or proceeding against another party or its property in the courts of other jurisdictions.

(4)	Trial by Jury. The Borrower, to the fullest extent permitted by Law, hereby waives its rights to a trial by jury.

Section 12.10 Successors and Assigns.

(1)	Effectiveness. This agreement shall become effective on the Closing Date and thereafter shall be binding upon and enure to the benefit of each such person, its successors and permitted assigns.

Methanex 2019 Credit Agreement

(2)

The Borrower not to Assign. The Borrower shall not have the right to assign its rights or obligations hereunder or any interest herein without the prior consent of all the Lenders, which consent may be arbitrarily withheld; provided that the Borrower may assign to a wholly-owned direct or indirect Restricted Subsidiary domiciled in the United States and otherwise satisfactory to all of the Lenders (in this section 12.10(2), the “Assignee Borrower”) the rights and obligations of the Borrower under Facility B, upon the delivery to the Agent Bank of:

(a)

an assignment and assumption agreement in substantially the form attached to this agreement as schedule 21, executed and delivered by the Borrower as assignor, the Assignee Borrower as assignee and the Agent Bank on behalf of the Lenders;

(b)	the documentation and deliveries referred to in section 6.1(b), (c), (d), (e), (f), (g), (k), (n) and (o) as they pertain to the Borrower and the Assignee Borrower;

(c)	a Guarantee of the Facility B Obligations made by the Borrower in favour of the Agent Bank on behalf of the Facility B Lenders in substantially the form attached to this agreement as schedule 22; and

(d)

a Guarantee of the Facility A Obligations made by the Assignee Borrower in favour of the Agent Bank on behalf of the Facility A Lenders in substantially (mutatis mutandis) the form attached to this agreement as schedule 22;

provided that no assignment shall be permitted if a Default or Event of Default shall have occurred and be continuing or such assignment would result in a Default or Event of Default. Upon such assignment:

(e)

all references to US Base Rate in respect of Facility B in this agreement shall be deemed to be amended to US Prime Rate, and this agreement shall be deemed to be amended to include the following definition in section 1.1(1):

““US Prime Rate” means, at any time, the greater of: (a) the rate of interest per annum established and reported by the Agent Bank from time to time as the reference rate of interest it charges to customers for US Dollar loans made by it in the United States; and (b) the sum of (i) the Federal Funds Effective Rate multiplied by 365 and divided by 360, plus (ii)        basis points per annum; as to which a certificate of the Agent Bank, absent manifest error, shall be conclusive evidence from time to time. With each quoted or published change in such rate of the Agent Bank there shall be a corresponding change in the rate of interest payable under this agreement, all without the necessity of any notice thereof to the Borrower or any other person.”;

(f)	section 9.1(1)(i) of this agreement shall be amended as the Borrower and the Agent shall agree in writing to specify reporting requirements of the Assignee Borrower; and

(g)

such other amendments shall be made to this agreement as shall be agreed by the Borrower and the Agent Bank, acting reasonably, in order to preserve the rights and interests of the Agent Bank and the Lenders.

Methanex 2019 Credit Agreement

(3) Participations; Assignments. A Lender may:

(a)	grant participations in all or any part of the Credit Facility to one or more persons (each a “Participant”); or

(b)

assign all or any part of its interest in the Credit Facility to one or more persons (each an “Assignee”) and, to the extent of any such assignment (unless otherwise stated therein), the assignee shall have the same rights and benefits hereunder and under the other Credit Facility Documents as it would have if it were a Lender hereunder;

provided that:

(c)	no such Participant or Assignee shall be entitled to receive any greater payment, on a cumulative basis, than the relevant Lender would have been entitled to receive;

(d)	any assignment shall require the prior written consent of:

(i)	the Agent Bank; and

(ii)	(unless a Default or an Event of Default has occurred and is continuing) the Borrower;

which consent shall not be unreasonably withheld; provided that, if the consent of the Borrower is required under this paragraph (d), the fact that the proposed assignee has a credit rating below A- by S&P or equivalent by Moody’s shall constitute reasonable grounds for the Borrower to withhold its consent;

(e)

each assignment and grant of a participation shall (unless a Lender’s entire Facility A Commitment or Facility B Commitment is being assigned or made subject to a participation) be in a minimum amount of US$5 million;

(f)	following any partial assignment hereunder, the assignor Lender shall continue to hold aggregate Commitments of at least US$5 million; and

(g)	an assignment fee of US$ shall be payable by the assignor Lender to the Agent Bank (except where the Assignee is an affiliate of the assignor Lender);

provided that no consent shall be required under paragraph (d) above in the event that the Assignee is:

(h)	a Lender;

(i)	an affiliate of the assignor Lender; or

(j)	a person (other than a natural person) that:

Methanex 2019 Credit Agreement

(i)	is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business; and

(ii)	is administered or managed by (a) the assignor Lender, (b) an affiliate of the assignor Lender or (c) an entity or an affiliate of an entity that administers or manages the assignor Lender;

and any Lender may pledge (without the consent of any Borrower or the Agent Bank) all or any portion of its Loans and the other Obligations owed by or to such Lender, to secure obligations of such Lender including to any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors and any operating circular issued by such Federal Reserve Bank; provided that no Lender, as between any Borrower and such Lender, shall be relieved of any of its obligations hereunder as a result of any such assignment and pledge.

(4) Financial Information. A Lender may deliver a copy of any financial statement or any other information relating to the business, assets or condition (financial or otherwise) of the Borrower or its affiliates which may be furnished to it under this agreement or otherwise to:

(a)	any Participant or Assignee;

(b)	any prospective Participant or Assignee; and

(c)	to any actual or prospective counterparty (or its advisors) to any securitization, swap or derivative transaction relating to the Borrower, any subsidiary of the Borrower, and the Obligations;

in each case to the extent reasonably required by such Participant, Assignee, counterparty or advisors in connection with an interest or the proposed acquisition of an interest in the Credit Facility or such securitization, swap or derivative transaction, subject to compliance by such Lender with section 12.13.

(5)

Certificates, etc. Without limitation of its obligations hereunder, the Borrower shall, at its sole cost and expense, give such certificates, acknowledgments and further assurances in respect of this agreement and the Credit Facility as a Lender may reasonably require in connection with any participation or assignment pursuant to this section 12.10.

(6)

Lender to Act. Prior to the occurrence of a Default or an Event of Default, the relevant Lender shall act on behalf of all of its Participants in all dealings with the Borrower in respect of the Credit Facility.

Methanex 2019 Credit Agreement

(7)

Assumption. In order to effect an assignment contemplated by section 12.10(3)(b), the relevant Lender shall deliver to the Borrower an agreement by which the Assignee assumes the obligations and agrees to be bound by all the terms and conditions of this agreement, all as if such Assignee had been an original party hereto. Upon any such assignment and such assumption of the obligations of such Lender by such Assignee, such Lender and the Borrower shall be mutually released from their respective obligations hereunder to the extent of such assignment and assumption and shall thenceforth have no liability or obligations to each other to such extent, except in respect of actions taken or matters which have arisen prior to such assignment.

Section 12.11 Taxes, Costs, Etc.

(1)

Gross-Up. Subject to any contemporaneous or future agreement with a particular Lender relieving the Borrower from its obligations under this section 12.11 in respect of such Lender, any and all payments by the Borrower under this agreement or any other Credit Facility Document shall be made free and clear of and without deduction or withholding for Taxes unless such Taxes are required by Law to be deducted or withheld. If the Borrower shall be required by Law to deduct or withhold any Taxes from or in respect of any sum payable hereunder or thereunder:

(a)

the sum payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional amounts paid under this section) the relevant Lender receives an amount equal to the sum it would have received if no deduction or withholding had been made;

(b)	the Borrower shall make such deductions or withholdings; and

(c)	the Borrower shall pay the full amount deducted or withheld to the relevant taxation or other authority in accordance with applicable Law.

(2)

Pay Taxes. The Borrower shall pay all Taxes which arise from any payment made by it hereunder or under any other Credit Facility Document or from the execution, delivery or registration of, or otherwise with respect to, this agreement or such other Credit Facility Document.

(3)

Indemnity. The Borrower shall indemnify and save harmless each relevant Lender for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this section) paid by such Lender and any liability (including penalties, interest and expense) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted. Payment under this indemnification shall be made within 30 days from the date the Lender makes written demand therefor. A certificate as to the amount of such Taxes submitted by the Lender to the Borrower (copy to the Agent Bank) shall be conclusive evidence, absent demonstrated error, of the amount due from the Borrower to such Lender.

(4)

Evidence of Payment. Within 30 days after the date of any payment of Taxes, the Borrower will furnish to the relevant Lender the original or a certified copy of a receipt evidencing payment thereof. If no Taxes are payable in respect of any payment under this agreement or under any other Credit Facility Document, the Borrower will furnish to the relevant Lender a certificate from each appropriate taxing authority, or an opinion of counsel acceptable to such Lender, stating in either case that such payment is exempt from or not subject to any Taxes.

Methanex 2019 Credit Agreement

(5)

Survival. Without prejudice to the survival of any other agreement or obligation of the Borrower hereunder or under any other Credit Facility Document, the obligations of the Borrower under this section 12.11 shall survive the payment in full of the Obligations.

(6)

Lenders. The Lenders shall endeavour to limit the incidence of any additional amounts payable under this section 12.11, and the Borrower shall thereafter not be obligated to pay any such amounts should the cause of same be rescinded, removed, repealed or withdrawn.

Section 12.12 Conflict.

In the event of a conflict between the provisions of this agreement and the provisions of any other Credit Facility Document before the occurrence of an Event of Default, the provisions of this agreement shall prevail, but nothing herein contained shall limit or restrict the rights or remedies of the Agent Bank or the Lenders hereunder or under any other Credit Facility Document after the occurrence and during the continuance of an Event of Default or in the absence of conflict.

Section 12.13 Confidentiality.

Information provided by the Borrower hereunder will not be disclosed by any Lender or used by any Lender for any purpose other than evaluation, monitoring and review pursuant to this agreement; provided that such information may be disclosed:

(a)

as contemplated by section 12.10(3) if such counterparty or advisor is advised such information is confidential and such Participant, Assignee, counterparty or advisor, prior to the receipt of such information, acknowledges in writing to the Borrower:

(i)	its understanding that the information so disclosed is confidential;

(ii)	its agreement not to disclose the information or use such information except to evaluate whether the relevant person wishes to become a Participant, Assignee or counterparty; and

(iii)

if the Participant, Assignee, counterparty or advisor is an affiliate of any person that trades or deals in securities of the Borrower or its affiliates, its agreement to take all actions necessary to ensure that the information is not transmitted to any individual involved in trading or dealing in securities of the Borrower or its affiliates or in preparing or disseminating any research reports or recommendations relating to such securities;

(b)	to any director, officer or employee of such Lender or its affiliates determined by such Lender to require such information; provided that:

Methanex 2019 Credit Agreement

(i)	such persons are advised that such information is confidential to the Borrower;

(ii)	such persons are advised that the information is not to be disclosed to a third party and is not to be used for any purpose other than evaluation, monitor and review pursuant to this agreement; and

(iii)

if the recipient of such information is a person that trades or deals in securities of the Borrower or its affiliates, such Lender shall take all actions necessary to ensure that the information is not transmitted to any individual involved in trading or dealing in securities of the Borrower or its affiliates or in preparing or disseminating any research reports or recommendations relating to such securities;

(c)

to legal counsel, accountants and other consultants and professional advisors determined by such Lender to require such information for the purpose of assisting in or advising upon such evaluation, monitoring and review, if such persons are advised that such information is confidential to the Borrower; provided that corporate budgets and strategic plans shall only be provided to legal counsel and, upon the occurrence of a Default of Event of Default or such Lender’s reasonable anticipation of same, management consultants or similar professionals engaged in the context of a monitoring, workout, liquidation, receivership or similar proceeding;

(d)

pursuant to applicable Law or at the request of such Lender’s independent auditors or any regulatory or supervisory authority having jurisdiction (whether or not having the force of Law) over such Lender;

(e)	to the extent that such information is or becomes public other than as a result of a disclosure by the Agent Bank or by the Lead Arranger shown on the cover page of this agreement;

(f)

to the extent that such information was previously known to such Lender through means other than the Borrower, or was acquired from a third party not known to such Lender to be under a duty of confidentiality to the Borrower or its relevant affiliate;

(g)

to the extent that such disclosure is made to any assignee, participant or credit insurance provider relating to the Borrower and its obligations (and to potential Assignees, transferees, Participants or credit insurance providers), so long as such persons are advised of and agree in writing to the provisions of this section 12.13 or other provisions at least as restrictive as this section 12.13; or

(h)	to the extent that such disclosure has been consented to in writing by the Borrower.

Methanex 2019 Credit Agreement

Any Lender intending to avail itself of item (d) above shall (without liability to any person for failure to do so, and to the extent permitted by Law) use its reasonable commercial efforts to provide prompt written notice of such intention to the Borrower, so that the Borrower may seek a protective order or other appropriate remedy. If such protective order or remedy is not obtained, such Lender shall disclose only that portion of the information legally required and shall disclose the information in a manner reasonably designed to preserve its confidential nature.

Section 12.14 Acknowledgement and Consent to Bail-In of EEA Financial Institutions.

Notwithstanding anything to the contrary in any Credit Facility Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Credit Facility Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)

the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-in Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)

a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this agreement or any other Credit Facility Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

For the purpose of this section 12.14:

(c)	“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

(d)

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

Methanex 2019 Credit Agreement

(e)

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

(f)	“EEA Member Country” means any of the member states of the European Union, United Kingdom, Iceland, Liechtenstein, and Norway.

(g)

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegate) having responsibility for the resolution of any EEA Financial Institution.

(h)	“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

(i)

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 12.15 Severability.

The provisions of this agreement are intended to be severable. If any provision of this agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

Section 12.16 Prior Understandings.

This agreement supersedes all prior understandings and agreements, whether written or oral, among the parties relating to the transactions provided for herein, except for any separate disclosure consent provided by the Borrower to any Lender.

Section 12.17 Time of Essence.

Time shall be of the essence hereof.

Methanex 2019 Credit Agreement

Section 12.18 Counterparts.

This agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, and may be delivered by a party by facsimile or similar means of recorded communication.

Section 12.19 AML Legislation.

Each Lender and the Agent Bank (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the PATRIOT Act or any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), it may be required to obtain, verify and record information that identifies the Borrower and each Subsidiary of the Borrower, which information includes the name and address of each such person and such other information that will allow such Lender or the Agent Bank, as applicable, to identify each such person in accordance with AML Legislation (including information regarding such person’s directors, authorized signing officers, or other persons in control of each such person). The Borrower shall provide, to the extent commercially reasonable, such information and take such actions as are reasonably requested by the Agent Bank or any Lender in order to assist the Agent Bank and the Lenders in maintaining compliance with AML Legislation. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent Bank (for itself and not on behalf of any Lender), or any prospective assignee of a Lender or the Agent Bank, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

Methanex 2019 Credit Agreement

IN WITNESS WHEREOF the parties have caused this agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

BORROWER:

METHANEX CORPORATION

Per:	“Ian Cameron”

Per:	“Kevin Price”

AGENT BANK:

ROYAL BANK OF CANADA

Per:	“Yvonne Brazier”

Methanex 2019 Credit Agreement

LENDERS:

ROYAL BANK OF CANADA

Per:	“Baljit Mann”

Per:	“Curtis Standerwick”

Methanex 2019 Credit Agreement

BANK OF MONTREAL

Per:	“Ben Rough”

Methanex 2019 Credit Agreement

BNP PARIBAS, ACTING THROUGH ITS
CANADA BRANCH

Per:	“Rod O’Hara”

Per:	“Mary Lou”

BNP PARIBAS, ACTING THROUGH ITS
NEW YORK BRANCH

Per:	“Donna La Spina”

Per:	“Geraud Haissat”

Methanex 2019 Credit Agreement

MIZUHO BANK, LTD.

Per:	“Carmen Angelescu”

Methanex 2019 Credit Agreement

HSBC BANK CANADA

Per:	“Doug Brandes”

Per:	“Emma Amaya”

Methanex 2019 Credit Agreement

JPMORGAN CHASE BANK, N.A.,
TORONTO BRANCH

Per:	“Jeffrey Coleman”

Methanex 2019 Credit Agreement

EXPORT DEVELOPMENT CANADA

Per:	“Philip Sauve”

Per:	“Sanda Mikulic”

Methanex 2019 Credit Agreement

BANK OF AMERICA, N.A., CANADA BRANCH

Per:	“David Rafferty”

Methanex 2019 Credit Agreement

BANK OF NEW ZEALAND

Per:	“Kyle Roderick Berryman”

Per:	“Julie Condron”

Methanex 2019 Credit Agreement

SCHEDULE 1

LENDERS; COMMITMENTS; LENDING BRANCHES

Lender	Facility A Commitment (USD)	Facility B Commitment (USD)
Royal Bank of Canada 2100 – 666 Burrard Street Vancouver, BC V6C 3B1 Attn: Fax:

Bank of Montreal BMO Capital Markets 885 West Georgia Street, Suite 1700 Vancouver BC V6C 3E8 Canada Attn: Fax:

BNP Paribas, acting through its Canada Branch 155 Wellington Street West Suite 3110 Toronto, Ontario M5V 3H1 Attn: Fax:

Methanex 2019 Credit Agreement

BNP Paribas, acting through its New York Branch 787 7th Avenue New York, NY 10019 Attn:

Mizuho Bank, Ltd. Bankers Hall, West Tower 888-3rd Street SW, Suite 1000 Calgary, Alberta T2P 5C5 Attn: Fax:

HSBC Bank Canada 885 West Georgia Street, Suite 600 Vancouver, BC V6C 3G1 Attn: Fax:

JPMorgan Chase Bank, N.A., Toronto Branch 66 Wellington Street West, Suite 4500 Toronto, Ontario M5K 1E7 Attn: Fax:

Methanex 2019 Credit Agreement

Export Development Canada 150 Slater Street Ottawa, Ontario K1A 1K3 Attn: Fax:

Bank of America, N.A., Canada Branch 106-607-05-02 574-1055 Dunsmuir St Vancouver, British Columbia V7X 1L3 Attn: Fax:

TOTAL:	300,000,000	800,000,000

Methanex 2019 Credit Agreement

SCHEDULE 2

BORROWING NOTICE (FACILITY A)

Royal Bank of Canada

Loan Structuring and Syndications

South Tower, Royal Bank Plaza

200 Bay Street

Toronto, Ontario

M5J 2W7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference July 25, 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to section 3.2(1) of the Credit Agreement that the undersigned requests an Advance under Facility A as follows:

The date of such Advance, being a Business Day, is                         .

The type of Advance comprising such Advance is                         .1

The aggregate amount of such Advance is $                        .2

The initial Interest Period applicable to such Advance is                             .3

Methanex Corporation

Per:
Authorized Signatory

Per:
Authorized Signatory

[1]	Specify LIBOR Advance, Cdn Prime Rate Advance or US Base Rate Advance.
[2]	Specify in US Dollars or Canadian Dollars, in an amount permitted by section 2.1(3)
[3]	Specify in the case of a LIBOR Advance the elected period in months. Insert “N/A” for Cdn Prime Rate Advances or US Base Rate Advances.

Methanex 2019 Credit Agreement

BORROWING NOTICE (FACILITY B)

Royal Bank of Canada

Loan Structuring and Syndications

South Tower, Royal Bank Plaza

200 Bay Street

Toronto, Ontario

M5J 2W7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference July 25, 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to section 3.2(1) of the Credit Agreement that the undersigned requests an Advance under Facility B as follows:

The date of such Advance, being a Business Day, is                        .

The type of Advance comprising such Advance is                                 ..4

The aggregate amount of such Advance is $                            .5

The initial Interest Period applicable to such Advance is                                 .6

The undersigned hereby certifies as follows:

(a)	total Project Costs incurred in respect of the G3 Project as at the date specified in the most recent Monthly Project Progress Report are US$ ;

(b)	the amount of Project Costs which are reasonably likely to be incurred in connection with achieving Substantial Completion are US$ ;

[4]	Specify LIBOR Advance, Cdn Prime Rate Advance or US Base Rate Advance.
[5]	Specify in US Dollars or Canadian Dollars, in an amount permitted by section 2.1(3)
[6]	Specify in the case of a LIBOR Advance the elected period in months. Insert “N/A” for Cdn Prime Rate Advances or US Base Rate Advances.

Methanex 2019 Credit Agreement

(c)

the sum of (a) and (b) (such sum, the “Projected Total Cost”) is [less] [greater] than the total budgeted cost (including unallocated contingency) set out in the budget delivered on the Closing Date (such total budgeted cost, the “Closing Total Budgeted Cost”); such [shortfall] [excess] shall be the [“Cost Saving”] [“Cost Overrun”];

(e)

that all amounts comprised in the requested draw amount have been paid or are properly payable in respect of work completed (or to be completed within the next 45 days) under the relevant G3 Project contract; and

(f)	the Borrower is in compliance with its Funding Proportion requirements.

METHANEX CORPORATION

Per:
Authorized Signatory

Per:
Authorized Signatory

Methanex 2019 Credit Agreement

SCHEDULE 3

DRAWING NOTICE

Royal Bank of Canada

Loan Structuring and Syndications

South Tower, Royal Bank Plaza

200 Bay Street

Toronto, Ontario

M5J 2W7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference July 25, 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to section 4.2 of the Credit Agreement that the undersigned requests a Drawing under the Credit Agreement as follows:

(a) The date of such Drawing, being a Business Day, is                             .

(b) The aggregate Face Amount of Drafts to be accepted is $                    .1

(c) The term to maturity for such Drafts is         days.

Methanex Corporation

Per:
Authorized Signatory

Per:
Authorized Signatory

[1]	Specify in Canadian Dollars in an amount permitted by section 2.1(3).

Methanex 2019 Credit Agreement

SCHEDULE 4

INTEREST RATE ELECTION

Royal Bank of Canada

Loan Structuring and Syndications

South Tower, Royal Bank Plaza

200 Bay Street

Toronto, Ontario

M5J 2W7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference July 25, 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to section 3.3(3) of the Credit Agreement of an Interest Rate Election as follows:

(continued on following page)

Methanex 2019 Credit Agreement

*(a) Such Advance is currently outstanding as                             1. The principal amount of $                             of such Advance is to be changed into                             2 in the principal amount of $                            .

*(b) Such Advance is currently outstanding as a LIBOR Advance. The principal amount of $                            of such LIBOR Advance is to continue as such for a further Interest Period.

(c) The date of the change or continuation is                         .

(d) The Interest Period for such LIBOR Advance, commencing on the date of such change or continuation, is to be                             .3

Methanex Corporation

Per:
Authorized Signatory

Per:
Authorized Signatory

*	Omit (a) and use (b) in the case of a continuation of a LIBOR Advance for a further Interest Period. Otherwise, omit (b) and use (a).

[1]	Insert Cdn Prime Rate Advance, US Base Rate Advance or LIBOR Advance.
[2]	Insert Cdn Prime Rate Advance, US Base Rate Advance or LIBOR Advance.
[3]	Specify in the case of a LIBOR Advance the elected period in months. Omit (d) if the type of Advance after any change is not a LIBOR Advance.

Methanex 2019 Credit Agreement

SCHEDULE 5

ISSUE NOTICE

Royal Bank of Canada

Loan Structuring and Syndications

South Tower, Royal Bank Plaza

200 Bay Street

Toronto, Ontario

M5J 2W7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference July 25, 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to section 5.2(1) of the Credit Agreement of an Issuance as follows:

(a)	The proposed Face Amount of the Letter of Credit to be issued is .[1]

(b)	The proposed expiration date of such Letter of Credit is .

(c)	The proposed Issue Date is .

(d)	The name and address of the proposed Beneficiary is as follows:

●

(e)	Annexed as schedule A hereto is a verbatim text of the proposed Letter of Credit.

Methanex Corporation

Per:
Authorized Signatory

Per:
Authorized Signatory

[1]	Insert amount and currency.

Methanex 2019 Credit Agreement

SCHEDULE 6

FORM OF LETTER OF CREDIT

INTL TRADE CENTRE-ONTARIO

180 WELLINGTON STREET W.

9TH FLOOR

TORONTO, ONTARIO M5J 1J1

DATE OF ISSUE:	DATE OF EXPIRY:

PLACE OF EXPIRY:

BENEFICIARY:	APPLICANT:

NAME	NAME

ADDRESS	ADDRESS

AMOUNT:

IRREVOCABLE STANDBY LETTER OF CREDIT NO.

WE, THE ISSUING BANKS, HEREBY ISSUE IN YOUR FAVOUR THIS IRREVOCABLE STANDBY LETTER OF CREDIT WHICH IS AVAILABLE BY PAYMENT AGAINST YOUR WRITTEN DEMAND ADDRESSED TO ROYAL BANK OF CANADA, INTERNATIONAL TRADE CENTRE-ONTARIO, 180 WELLINGTON STREET WEST, TORONTO, ONTARIO, M5J 1J1, BEARING THE CLAUSE: “DRAWN UNDER STANDBY LETTER OF CREDIT NO.                     ISSUED BY ROYAL BANK OF CANADA, INTERNATIONAL TRADE CENTRE-ONTARIO, 180 WELLINGTON STREET WEST, TORONTO, ONTARIO, M5J 1J1 ON BEHALF OF THE ISSUING BANKS,” WHEN ACCOMPANIED BY THE FOLLOWING DOCUMENTS:

Methanex 2019 Credit Agreement

1. [** SPECIFY **]

2. BENEFICIARY’S SIGNED CERTIFICATE SPECIFYING AMOUNT(S) CLAIMED AND STATING THAT THE AMOUNT(S) DRAWN IS DUE AND PAYABLE BY APPLICANT AND THAT THE APPLICANT IS IN DEFAULT OF ITS OBLIGATIONS WITH RESPECT TO [** SPECIFY **].

3. THE ORIGINAL OF THIS LETTER OF CREDIT FOR OUR ENDORSEMENT OF ANY PAYMENT.

PARTIAL DRAWINGS ARE PERMITTED.

: SPECIAL CONDITION:

EACH ISSUING BANK HEREBY IRREVOCABLY UNDERTAKES, SEVERALLY ACCORDING TO THE PERCENTAGE SET FORTH NEXT TO ITS SIGNATURE BELOW (SUCH ISSUING BANK’S “APPLICABLE PERCENTAGE”) AND NOT JOINTLY WITH ANY OTHER ISSUING BANK, THAT DOCUMENTS PRESENTED IN STRICT COMPLIANCE WITH THE TERMS OF THIS LETTER OF CREDIT WILL BE DULY HONOURED BY PAYING TO ROYAL BANK OF CANADA AS ADMINISTRATIVE AGENT (THE “AGENT BANK”) SUCH ISSUING BANK’S SHARE (ACCORDING TO ITS APPLICABLE PERCENTAGE) OF THE AMOUNT OF SUCH DRAWING. THE AGENT BANK HEREBY IRREVOCABLY UNDERTAKES THAT ANY AMOUNT SO RECEIVED BY IT WILL BE MADE AVAILABLE TO YOU BY PROMPTLY CREDITING THE PAYMENT SO RECEIVED, IN LIKE FUNDS, IN ACCORDANCE WITH YOUR INSTRUCTIONS.

THE OBLIGATION OF EACH ISSUING BANK UNDER THIS LETTER OF CREDIT IS SEVERAL AND NOT JOINT AND SHALL AT ALL TIMES BE AN AMOUNT EQUAL TO SUCH ISSUING BANK’S APPLICABLE PERCENTAGE OF THE AGGREGATE UNDRAWN AMOUNT OF THIS LETTER OF CREDIT (AND OF EACH DRAWING UNDER THIS LETTER OF CREDIT).

THIS LETTER OF CREDIT HAS BEEN EXECUTED AND DELIVERED BY THE AGENT BANK IN THE NAME AND ON BEHALF OF, AND AS ATTORNEY-IN-FACT FOR, EACH ISSUING BANK. THE AGENT BANK IS AUTHORIZED TO ACT UNDER THIS LETTER OF CREDIT AS THE AGENT OF EACH ISSUING BANK TO (I) RECEIVE DEMANDS FOR PAYMENT AND OTHER DOCUMENTS PRESENTED BY YOU UNDER THIS LETTER OF CREDIT, (II) DETERMINE WHETHER SUCH DEMANDS AND DOCUMENTS ARE IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS LETTER OF CREDIT, AND (III) NOTIFY EACH ISSUING BANK THAT A VALID DRAWING HAS BEEN MADE AND THE DATE THAT THE RELATED DISBURSEMENT IS TO BE MADE. THE AGENT BANK IRREVOCABLY UNDERTAKES THAT IT WILL PROMPTLY NOTIFY EACH ISSUING BANK OF ANY VALID DRAWING UNDER THIS LETTER OF CREDIT.

BY YOUR ACCEPTANCE HEREOF, YOU AGREE THAT THE AGENT BANK SHALL HAVE NO OBLIGATION OR LIABILITY TO HONOR ANY DRAWING UNDER THIS LETTER OF CREDIT WITH THE EXCEPTION OF THE AMOUNT COMMITTED TO BY IT IN ITS CAPACITY AS AN ISSUING BANK, AND THAT NEITHER ANY ISSUING BANK NOR THE AGENT BANK SHALL BE RESPONSIBLE FOR THE FAILURE OF ANY OTHER ISSUING BANK TO MAKE A PAYMENT TO BE MADE BY SUCH OTHER ISSUING BANK HEREUNDER. THE OBLIGATION OF EACH ISSUING BANK UNDER THIS LETTER OF CREDIT IS THE INDIVIDUAL OBLIGATION OF SUCH ISSUING BANK AND IS IN NO WAY CONTINGENT UPON REIMBURSEMENT TO ANY DRAWING HEREUNDER.

Methanex 2019 Credit Agreement

[OPTIONAL LANGUAGE: IT IS A CONDITION OF THIS LETTER OF CREDIT THAT IT WILL BE AUTOMATICALLY EXTENDED WITHOUT AMENDMENT FOR ONE YEAR PERIODS FROM THE EXPIRY DATE HEREOF, OR ANY FUTURE EXPIRATION DATE, UNLESS, NOT LESS THAN FORTY-FIVE (45) DAYS PRIOR TO ANY EXPIRY DATE, THE AGENT BANK SHALL NOTIFY YOU BY REGISTERED MAIL OR FAX, AT YOUR ADDRESS SPECIFIED ABOVE, THAT THIS LETTER OF CREDIT WILL NOT BE EXTENDED FOR ANY SUCH ADDITIONAL PERIOD.]

BUT FOR THE FACT THAT THIS LETTER OF CREDIT IS ISSUED BY A NUMBER OF ISSUING BANKS, IT IS OTHERWISE ISSUED SUBJECT TO THE INTERNATIONAL STANDBY PRACTICES – ISP98 (ICC PUBLICATION NO.590) AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN (WITHOUT REGARD TO CONFLICTS OF LAWS PROVISIONS). EACH OF THE ISSUING BANKS HEREBY IRREVOCABLY ATTORNS TO THE NON-EXCLUSIVE JURISDICTION OF THE ONTARIO COURTS AND WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK JURISDICTION OVER IT.

VERY TRULY YOURS,

ROYAL BANK OF CANADA,
AS ADMINISTRATIVE AGENT

BY:
NAME:
TITLE:

APPLICABLE PERCENTAGE		ISSUING BANKS

%		[NAME OF BANK]

	BY:	ROYAL BANK OF CANADA, ATTORNEY-IN-FACT

BY:
TITLE:

Methanex 2019 Credit Agreement

%	[NAME OF BANK]

	BY:	ROYAL BANK OF CANADA,
ATTORNEY-IN-FACT

BY:
TITLE:

%	[NAME OF BANK]

	BY:	ROYAL BANK OF CANADA,
ATTORNEY-IN-FACT

BY:
TITLE:

%	[NAME OF BANK]

	BY:	ROYAL BANK OF CANADA,
ATTORNEY-IN-FACT

BY:
TITLE

Methanex 2019 Credit Agreement

SCHEDULE 7

NOTICE PERIODS

ACCOMMODATIONS:

LIBOR	3 Business Days

US BASE RATE	1 Business Day

CDN PRIME RATE	1 Business Day

BA’s	2 Business Days

L/C’s	2 Business Days

REVOLVING REPAYMENTS:

LIBOR	3 Business Days

US BASE RATE	1 Business Day

CDN PRIME RATE	1 Business Day

BA’s	2 Business Days

L/C’s	3 Business Days

Methanex 2019 Credit Agreement

SCHEDULE 8

CORPORATE MATTERS

Part One

[see corporate chart on immediately following page]

Part Two

Name	Jurisdiction of Formation / Continuation	Other jurisdictions where registered

Methanex 2019 Credit Agreement

Methanex 2019 Credit Agreement

SCHEDULE 10

POWER OF ATTORNEY—BANKERS’ ACCEPTANCES

WHEREAS Methanex Corporation (the “Borrower”) wishes to facilitate the acceptance of Bankers’ Acceptances pursuant to the terms of the Amended and Restated Credit Agreement dated for reference July 25, 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, to which [** Name of Bank **] is a party.

NOW THEREFORE, the Borrower hereby appoints [** Name of Bank **] (hereinafter called the “Bank”), acting by an authorized signing officer of the Bank, the attorney of the Borrower:

(a)

to sign for and on behalf and in the name of the Borrower as drawer, and if applicable, as endorser, drafts in the Bank’s standard form (“Drafts”) drawn on the Bank payable to the order of CDS & Co. (or other nominee name of The Canadian Depository for Securities) or payable to the order of the Bank; and

(b)	to fill in the amount, date and maturity date of such Drafts;

provided that such acts in each case are to be undertaken by the Bank in accordance with instructions given to the Bank by the Borrower as provided in this power of attorney.

Instructions to the Bank relating to the execution, completion, endorsement, discount and/or delivery by the Bank on behalf of the Borrower of Drafts which the Borrower wishes to submit to the Bank for acceptance by the Bank shall be communicated by the Agent Bank and/or the Borrower to the Bank in writing to the Attorney of the Bank’s Lending Branch following delivery by the Borrower of a Drawing pursuant to section 4.2(1) of the Credit Agreement and shall specify the following information:

(a)	reference to this power of attorney;

(b)	a Canadian Dollar amount, which shall be the aggregate face amount of the Drafts to be accepted by the Bank in respect of a particular Drawing;

(c)

a specified period of time (not less than (30) days or in excess of (180) days) which shall be the number of days after the date of such Drafts that such Drafts are to be payable, and the dates of issues and maturity of such Drafts; and

(d)	payment instructions specifying the account number of the Borrower and the financial institution at which the proceeds from the sale of such Drafts are to be credit.

Methanex 2019 Credit Agreement

The communication in writing by the Borrower to the Bank of the instructions referred to above shall constitute (a) the authorization and instruction of the Borrower to the Bank to complete and endorse Drafts in accordance with such information as set out above, and (b) the request of the Borrower to the Bank to accept such Drafts and deliver the same against payment as set out in the instructions. The Borrower acknowledges that the Bank shall not be obligated to accept any such Drafts except in accordance with the provisions of the Credit Agreement.

The Bank shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to the Bank as provided herein if the Bank reasonably believes them to be genuine. If the Banks accepts Drafts pursuant to any such instructions, the Bank shall confirm particulars of such instructions and advise the Borrower that the Bank has complied therewith by notice in writing addressed to the Borrower in accordance with the Credit Agreement. The Bank’s actions confirmed and advised to the Borrower by such notice shall be conclusively deemed to have been in accordance with the instructions of the Borrower unless the Borrower notifies the Bank to the contrary in writing not later than the Business Day next following such deemed receipt by the Borrower.

The Borrower agrees to indemnify the Bank and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the act contemplated hereby; provided that this indemnify shall not apply to any such loss, liability, expense or claim which results from the negligence or wilful misconduct of the Bank or any of its directors, officers, employees, affiliates or agents or for the Bank or any of its directors, officers, employees, affiliates or agents failing to use the same standard of care in the custody of such Drafts as the Bank uses in the custody of its own property of a similar nature.

This power of attorney may be revoked at any time upon not less than five (5) Business Days’ written notice served upon the Bank at its Branch of Account; provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of section 4.8 and of the Credit Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

This power of attorney is in addition to and not in substitution for any agreement to which the Bank and the Borrower are parties.

This power of attorney shall be governed in all respects by the laws of the Province of British Columbia and the laws of Canada applicable therein and each of the Borrower and the Bank hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of such jurisdiction in respect to all matters arising out of this power of attorney.

In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail. Capitalized terms used and not defined herein shall have the meanings given to them in the Credit Agreement.

Methanex 2019 Credit Agreement

DATED at                         , this                 day of                 , 20

Methanex Corporation

Per:
Name:
Title:

Per:
Name:
Title:

Methanex 2019 Credit Agreement

SCHEDULE 11

CHANGE OF CONTROL (definition)

[see definition of “Change of Control” in the 2012 Fifth Supplemental,

commencing on the immediately following page]

Methanex 2019 Credit Agreement

Methanex 2019 Credit Agreement

SCHEDULE 12

APPLICABLE MARGIN

APPLICABLE MARGIN:	The Rating to be determined by Moody’s and S&P; the borrowing margin for the period immediately subsequent to the publication of the Rating shall be set as follows:

	Rating (see below re: split Ratings)	Cdn Prime Rate /US Base Rate	B/As / LIBOR /L/C’s	Standby Fee
>Baa2 / BBB Baa3 / BBB- Ba1 / BB+ Ba2 / BB Ba3 / BB- <Ba3 / BB-

For split Ratings, (i) with a one notch differential, the higher Rating shall apply, and (ii) with more than one notch differential, the average of the Ratings shall apply. If there is only one Rating because the Borrower has determined to eliminate all other Ratings or has otherwise failed to maintain two
Ratings, or if there are no Ratings, the highest applicable margin (greatest number of bps) on the grid immediately above shall apply. Notwithstanding the prior sentence, if there is only one Rating because an Agency ceases to exist or to otherwise provide rating services generally, the remaining single Rating shall be used for the purposes of this schedule 12.

Pro forma margin on the Closing Date:

Methanex 2019 Credit Agreement

SCHEDULE 13

FORM OF COMPLIANCE CERTIFICATE

METHANEX CORPORATION

Quarterly Compliance Certificate for the Financial Quarter ended                         (the “Compliance Date”)

The undersigned refers to the Amended and Restated Credit Agreement dated for reference July 25, 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders.

Methanex Corporation certifies, without personal liability to the officer signing this certificate, as follows:

1.	As at the Compliance Date, the Funded Debt Ratio was [ % 1].

2.	For the four consecutive Financial Quarters ended on the Compliance Date, the Interest Coverage Ratio was :1.0. [2]

3.

As at the Compliance Date, the sum of the aggregate Attributable Indebtedness and the aggregate Debt comprising borrowed monies of the Borrower and all Restricted Subsidiaries secured by Permitted Liens but excluding Excluded Items, as a percentage of Consolidated Tangible Net Worth of the Borrower (as determined in accordance with GAAP), was     %.

4.

Maintenance capital expenditures were $                    for the four consecutive Financial Quarters ended on the Compliance Date and maintenance capital expenditures are expected to be $                    for the four consecutive Financial Quarters following the Compliance Date.

5.	Management’s best estimate of Consolidated Net Worth under (and as defined in) the 1995 U.S. Note Indenture, save for non-material adjustments reflecting changes in GAAP, is US$ .

The schedules supporting the calculation of items 1 to 5 are attached and incorporated herein by reference.

6.	Annexed hereto are details of all investments in and loans and advances to Non-Recourse Subsidiaries.[3]

7.	No Default or Event of Default has occurred and is continuing.

[1]	Funded Debt Ratio to be tested at 57.5% prior to ICR Waiver Period, 50% (on a permanent basis) once an ICR Waiver Period Election has been made.
[2]	Interest Coverage Ratio to be 1.0:1 during ICR Waiver Period, subject to exception (1.25:1) for one Financial Quarter.
[3]	Will also reflect any ProjectCo during the relevant Project Guarantee Period.

Methanex 2019 Credit Agreement

8.

Any material differences between figures set forth in this certificate as calculated on the basis of GAAP as in effect on January 1, 2017 and figures set forth in the relevant financial statements provided to the Lenders under section 9.1(1)(i)(i) or (ii) of the Credit Agreement are set out in the schedules hereto.

9.

Annexed hereto are details of any material environmental liabilities that arose or continued in respect of the Borrower or any of its subsidiaries during the Financial Quarter which ended on the Compliance Date, together in each case with details of such remedial action as the Borrower or relevant person intends to take or is taking.

DATED this ● day of ●, 20__.

METHANEX CORPORATION

Per:
Name:
Title:

Per:
Name:
Title:

Methanex 2019 Credit Agreement

Schedules to Compliance Certificate 1 2

The foregoing ratios and percentages were calculated as follows (all amounts in US $000’s), in accordance with the definitions in and other relevant provisions of the Credit Agreement:

Funded Debt Ratio (not more than 57.5% prior to the ICR Waiver Period, 50% thereafter)

aggregate Debt comprising borrowed monies of the Borrower and Restricted Subsidiaries less : cash of the Borrower and Restricted Subsidiaries, net of outstanding items		● (●)

Funded Debt	A	●

consolidated shareholders’ equity less: (a) (re: certain redeemable share capital)		● (●)
less: (b) (re: 50% of the amount of certain investments in Non-Recourse Subsidiaries)		(●)
less: (c) (re: 100% of the amount of certain other investments)		(●)
less: (d) (re: shares in the Borrower held by the Borrower)		(●)
less: (e) (re: accrued IRRM gains or losses)		(●)
less: (f) (re: certain asset revaluations) [3]		(●)
less: (g) (re: after-tax impact of certain asset write-downs re up to 3 relocated plants) [4]		(●)
less: (h) (re: after-tax impact of certain decommissioning and dismantling costs re up to 3 relocated plants) [5]		(●)

Consolidated Tangible Net Worth	B	●

Funded Debt Ratio	A/A+B	●%

[1]	Commencing December 31, 2014, reconcile to public statements.
[2]	Delivered schedules will be adjusted/amended as needed to reflect actual calculations, and also to reflect any ProjectCo during the relevant Project Guarantee Period.
[3]	These asset revaluations are capped at US$125 million.
[4]	This after-tax impact can only be up to US$25 million per plant of such asset write-downs.
[5]	This after-tax impact can only be up to US$35 million per plant of these decommissioning and dismantling costs.

Methanex 2019 Credit Agreement

Interest Coverage Ratio (>2.0:1.0 except (a) during the ICR Waiver Period or (b) at the end of one Financial Quarter until Facility B Repayment Date)

Consolidated Net Income of the Borrower		●
add: (a) (re: net loss of Non-Recourse Subsidiaries)		(●)
add: (b) (re: consolidation adjustments re transactions between
Non-Recourse Subsidiaries and the Borrower or Restricted Subsidiaries)		(●)
add: (c) (re: Net Interest Expense)		(●)
add: (d) (re: certain repurchases or redemptions of securities)		(●)
add: (e) (re: income taxes)		(●)
add: (f) (re: depreciation and amortization)		(●)
add: (g) (re: cash dividends, and shareholder loan interest payments, received from Non-Recourse Subsidiaries) [6]		(●)
add: (h) (re: certain non-cash items)		(●)
add: (i) (re: certain unusual one-time cash items)[7]		(●)
add: (j) (re: extraordinary items)		(●)
add: (k) (re: decommissioning and dismantling costs re up to 3 relocated plants)		(●)
add: (l) (re: cash receipts re non-cash items deducted in prior periods)		(●)
less: (m) (re: net income of Non-Recourse Subsidiaries)		(●)
less: (n) (re: consolidation adjustments re transactions between
Non-Recourse Subsidiaries and the Borrower or Restricted Subsidiaries)		(●)
less: (o) (re: certain repurchases or redemptions of securities)		(●)
less: (p) (re: income taxes)		(●)
less: (q) (re: certain non-cash items)		(●)
less: (r) (re: extraordinary items)		(●)
less: (s) (re: cash payments re non-cash items added back in prior periods)		(●)

EBITDA of the Borrower and Restricted Subsidiaries	C	●

aggregate interest expense of the Borrower and Restricted
Subsidiaries, excluding certain capitalized interest		●
less: interest earned on short term cash or cash equivalents by the
Borrower and Restricted Subsidiaries[8]		(●)

aggregate net interest expense		●
add: certain fees paid for credit facilities		●
Net Interest Expense	D	●
Interest Coverage Ratio	C/D	●:1.0

[6]

Cash dividends and shareholder loan interest payments received by the Borrower and Restricted Subsidiaries from Non-Recourse Subsidiaries (other than Atlas while Atlas Condition applies and Egypt Owner while Egypt Condition applies) shall not exceed 35% of item C.

[7]	Additions re unusual one-time cash items are capped at US$50 million for fiscal years 2014 through 2022.
[8]	Will also reflect any ProjectCo during the relevant Project Guarantee Period.

Methanex 2019 Credit Agreement

SCHEDULE 14

FORM OF ICR WAIVER PERIOD ELECTION

Royal Bank of Canada

Loan Structuring and Syndications

South Tower, Royal Bank Plaza

200 Bay Street

Toronto, Ontario

M5J 2W7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference July 25, 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to section 2.1(7) of the Credit Agreement that the undersigned elects to invoke the terms of the ICR Waiver Period, and represents and warrants to you as follows:

(a)	the amount available to be secured by the Medicine Hat Security by virtue of section 4.08 of the 1995 US Note Indenture is at least ;

(b)	no Material Adverse Effect (Medicine Hat) has occurred and is continuing; and

(c)	annexed hereto are:

(i)	a Compliance Certificate demonstrating compliance (as at the end of the preceding Financial Quarter) with the financial covenants applicable to the Credit Facility during the ICR Waiver Period; and

(ii)

management’s best estimate of pro forma calculations demonstrating pro forma compliance (as at the date hereof) with the financial covenants applicable to the Credit Facility during the ICR Waiver Period.

Methanex Corporation

Per:
Authorized Signatory

Per:
Authorized Signatory

Methanex 2019 Credit Agreement

SCHEDULE 15

FORM OF NOTICE OF REPAYMENT

Royal Bank of Canada

Loan Structuring and Syndications

South Tower, Royal Bank Plaza

200 Bay Street

Toronto, Ontario

M5J 2W7

Attention: Manager, Agency Services

Dear Sirs:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference July 25, 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia Methanex Corporation as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and hereby gives you notice pursuant to section 2.1(4) of the Credit Agreement that the undersigned requests Royal Bank of Canada to action repayment of the principal outstanding under the Credit Agreement as follows:

The date of such repayment, being a Business Day, is                     .

The aggregate amount of such repayment is                     .

The type of Advance being repaid is                         .

The method of payment is                     .

Methanex Corporation

Per:

Per:

Methanex 2019 Credit Agreement

SCHEDULE 16

MEDICINE HAT SITE

[see file on the following page]

Methanex 2019 Credit Agreement

Methanex 2019 Credit Agreement

Methanex 2019 Credit Agreement

Methanex 2019 Credit Agreement

SCHEDULE 17

FORM OF ICR WAIVER PERIOD CERTIFICATE

TO:	The Agent Bank

AND TO:	The Lenders

The undersigned refers to the Amended and Restated Credit Agreement dated for reference July 25, 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as so defined) among inter alia the undersigned as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders, and the ICR Waiver Period Election dated [**] given by the undersigned to the Agent Bank pursuant to section 2.1(7) of the Credit Agreement.

The undersigned hereby certifies to you that, as at the date hereof, the undersigned has satisfied all of the ICR Waiver Period Conditions, and:

(a)

the stamp duty payments, registrations, filings and recordings referred to in section 6.4(c)(ii) have been completed, and the opinion and supporting corporate documentation referred to in section 6.4(c)(iii) have been delivered to the Agent Bank;

(b)	[not used]

(c)	as at the date hereof, neither a Default nor an Event of Default has occurred and is continuing; and

(d)	all of the representations and warranties contained in all Credit Facility Documents are true and correct in all material respects as though made on and as of the date hereof;

and for the purposes hereof “Credit Facility Documents” shall include the Medicine Hat Security and the ICR Waiver Period Election.

Methanex Corporation

Per:
Authorized Signatory

Per:
Authorized Signatory

Methanex 2019 Credit Agreement

SCHEDULE 18

MATERIAL CONTRACTS

Methanex 2019 Credit Agreement

SCHEDULE 19

CORE PERMITS

Methanex 2019 Credit Agreement

SCHEDULE 20

G3 LANDS

Methanex 2019 Credit Agreement

SCHEDULE 21

METHANEX CORPORATION

as Assignor

- and –

[●]

as Assignee

- and -

ROYAL BANK OF CANADA

as Agent Bank

ASSIGNMENT, ASSUMPTION AND ACCESSION AGREEMENT (BORROWER)

Dated for reference ●, 20●

THIS ASSIGNMENT, ASSUMPTION AND ACCESSION AGREEMENT is made as of the ● day of ●, 20●

BETWEEN:

METHANEX CORPORATION

(the “Assignor”)

AND:

[●]

(the “Assignee”)

AND:

ROYAL BANK OF CANADA,

as Agent Bank

(the “Agent Bank”)

WHEREAS:

A.

This agreement relates to the Amended and Restated Credit Agreement dated for reference [●], 2019 (as amended, supplemented and restated from time to time, the “Credit Agreement”) among inter alia Methanex Corporation as borrower, Royal Bank of Canada as agent bank, and the Lenders signatory thereto as lenders;

B.	the Assignor is the Borrower under the Credit Agreement;

C.	the Assignee is a wholly-owned direct or indirect Restricted Subsidiary domiciled in the United States;

D.

as contemplated by and in compliance with section 12.10(2) of the Credit Agreement (i) the Assignor has agreed to assign and transfer to the Assignee the Assigned Interests (as defined in paragraph 2 below), and (ii) the Assignee has agreed to accept the Assigned Interests and to assume the Assumed Obligations (as defined in paragraph 3 below); and

E.	as a condition to the effectiveness of this agreement, section 12.10(2) of the Credit Agreement requires the parties to effect the deliveries referred to in paragraph 5 below.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION

(a)	In this agreement, including the recitals, capitalized terms used herein, and not otherwise defined herein, shall have the meanings attributed thereto in the Credit Agreement.

(b)

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and section 12.9 of the Credit Agreement shall apply to this agreement mutatis mutandis.

(c)	In this agreement:

(i)	Agent Bank shall have the meaning set forth in the recitals;

(ii)	Amendment shall have the meaning set forth in paragraph 5(a);

(iii)	Assigned Interests shall have the meaning set forth in paragraph 2;

(iv)	Assigned Obligations shall have the meaning set forth in paragraph 3;

(v)	Assignee shall have the meaning set forth in the recitals;

(vi)	Assignment Documents shall have the meaning set forth in paragraph 5(d);

(vii)	Assignor shall have the meaning set forth in the recitals;

(viii)	Credit Agreement shall have the meaning set forth in Recital A; and

(ix)	Methanex Guarantee shall have the meaning set forth in paragraph 5(b).

2.	ASSIGNMENT OF RIGHTS AND INTERESTS BY ASSIGNOR

With effect as at the Effective Date, the Assignor absolutely and irrevocably assigns and transfers to the Assignee all of its rights and interests under Facility B, together with all of the Assignor’s other rights and interests under the Credit Agreement and the other Credit Facility Documents, but only insofar as such other rights and interests relate to the interest assigned hereunder (collectively, the “Assigned Interests”) as fully as if the Assignee had been an original party to the Credit Agreement and such other Credit Facility Documents.

3.	ASSUMPTION OF OBLIGATIONS BY ASSIGNEE

The Assignee assumes and covenants and agrees to be responsible for all obligations relating to the Assigned Interests, whether heretofore or hereafter arising, (the “Assumed Obligations”) and agrees that it will be bound by the Credit Agreement and the other Credit Facility Documents to which the Assignor was party in its capacity as Borrower to the extent of the Assumed Obligations as fully as if it had been an original party to the Credit Agreement and such other Credit Facility Documents.

4.	REPRESENTATIONS AND WARRANTIES BY ASSIGNOR

The Assignor hereby represents to and in favour of the Agent Bank as follows:

(a)	no Default or Event of Default has occurred and is continuing, and the assignment, assumption and accession herein contemplated will not result in a Default or Event of Default; and

(b)	the Assignee is a wholly-owned direct or indirect Restricted Subsidiary of the Assignor domiciled in the United States.

5.	CONDITIONS TO EFFECTIVENESS

The date upon which this agreement shall become effective (the “Effective Date”) shall occur upon satisfaction of, and is conditional upon, the following conditions precedent, which conditions are inserted for the sole benefit of the Agent Bank and may be waived by the Agent Bank with the consent of all of the Lenders, in whole or in part, with or without terms or conditions:

(a)

Credit Agreement Amendment. The Assignor, the Assignee, the Agent Bank and the Lenders shall have entered into an amendment to the Credit Agreement (the ”Amendment”) whereby the changes contemplated by section 12.10(2)(d), (e) and (f) of the Credit Agreement shall be made;

(b)

Guarantee. The Assignor shall have executed and delivered to the Agent Bank a guarantee (the “Methanex Guarantee”) of the Facility B Obligations made by the Assignor in favour of the Agent Bank on behalf of the Facility B Lenders;

(c)	Constitutional Documents. The Agent Bank shall have received certified copies of the constitutional documents of the Assignor and the Assignee;

(d)

Resolutions. The Agent Bank shall have received certified copies of resolutions of the boards of directors of each of the Assignor and the Assignee authorizing the execution, delivery and performance of this agreement, the Methanex Guarantee (in the case of the Assignor) and such other agreements, documents and instruments as shall be ancillary hereto (collectively, the “Assignment Documents”);

(e)

Incumbency. The Agent Bank shall have received a certificate of a director, the secretary or an assistant secretary of each of the Assignor and the Assignee certifying the names and the true signatures of the officers of such party authorized to sign the Assignment Documents to which it is a party;

(f)

Good Standing. The Agent Bank shall have received (where available under relevant corporate legislation) a certificate of good standing or like certificate issued by appropriate government officials of the jurisdiction of formation of the Assignor and the Assignee and of each jurisdiction set out opposite its name in schedule 1 annexed hereto; [note to form: schedule 1 to be prepared and annexed when the agreement is executed]

(g)

Approval. All necessary Permits and approvals of third parties in connection with the execution and delivery of the Assignment Documents shall have been received, where the failure to obtain same would have a Material Adverse Effect;

(h)

Representations and Warranties. All of the representations and warranties contained in each Credit Facility Document shall be true and correct in all material respects on and as of the Effective Date as though made on and as of such date and the Agent Bank shall have received a certificate of appropriate officers of the Assignor so certifying to the Lenders;

(i)	Compliance Certificate. The Assignor shall have provided to the Lenders a Compliance Certificate confirming compliance with the provisions to which reference is made therein;

(j)

Opinions. The Agent Bank shall have received favourable opinions of counsel to the Assignor and Assignee, and counsel to the Lenders, each in form and substance satisfactory to the Lenders, acting reasonably; and

(k)	Other. The Lenders shall have received such supporting and other certificates and documentation as the Lenders may reasonably request.

From and after the Effective Date, (x) the Assignee shall be deemed automatically to have become the Borrower under Facility B, and shall have the rights and obligations of such Borrower under the Credit Agreement and the other Credit Facility Documents, and (y) the Assignor, to the extent of the Assumed Obligations, shall be released from its obligations under the Credit Agreement and under the other Credit Facility Documents (but without derogating from the obligations of the Assignor under the Methanex Guarantee).

6.	CREDIT AGREEMENT MATTERS

(a)

This agreement shall be binding upon the Assignor and the Assignee and their respective successors and permitted assigns, and shall enure to the benefit of the Agent Bank and its successors and permitted assigns.

(b)	All rights of the Agent Bank hereunder shall be assignable in accordance with the provisions of the Credit Agreement.

(c)	This agreement is being executed by the Agent Bank for, on behalf of and under the authority of the Lenders.

(d)	This agreement and all other Assignment Documents are Credit Facility Documents.

7.	GENERAL PROVISIONS

(a)	The Assignee designates the following office as its address for notices for the purpose of section 12.3(1) of the Credit Agreement:

Address:                 •

Attention:               •

Facsimile:               •

Email:                     •

(b)

The parties shall from time to time and at all times do all such further acts and things and execute and deliver all such documents as are required in order to fully perform and carry out the terms of this agreement.

(c)

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and it shall not be necessary in making proof of this agreement to produce or account for more than one full set of counterparts.

(d)

This agreement, to the extent signed and delivered by means of electronic transmission (including without limitation facsimile and Internet transmissions), shall be treated in all manner and respects as an original document and should be considered to have the same effect as if it were the original signed version thereof delivered in person.

IN WITNESS WHEREOF each of the parties has caused this agreement to be executed by its duly authorized representative(s) as of the date first above written.

METHANEX CORPORATION		[ASSIGNEE]

Per:		Per:
	Name: •		Name: •
	Title: •		Title: •

Per:		Per:
	Name: •		Name: •
	Title: •		Title: •

ROYAL BANK OF CANADA, in its capacity as Agent Bank

By:
Name: • Title: •

SCHEDULE 22

METHANEX CORPORATION

GUARANTEE

MADE AS OF                         , 20

METHANEX CORPORATION

GUARANTEE

THIS GUARANTEE is made as of                     , 20

WHEREAS the Guarantor is the borrower under Facility A and Facility B under the Credit Agreement;

AND WHEREAS the Facility B Borrower is a direct or indirect wholly-owned subsidiary of the Guarantor;

AND WHEREAS, pursuant to Section 12.10 of the Credit Agreement, the Guarantor is assigning to the Facility B Borrower its rights under Facility B and the Facility B Borrower is assuming the Guarantor’s obligations under Facility B, all as set forth in the Assumption Agreement.

AND WHEREAS, as a condition to such assignment and assumption, the Guarantor is required to provide to the Facility B Lenders a guarantee of the obligations of the Facility B Borrower with respect to Facility B;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn. $10.00 now paid by the Beneficiaries to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiaries as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

(a)	In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Assumption Agreement” means the Assignment, Assumption & Accession Agreement entered into on or about the date hereof by the Guarantor, the Facility B Borrower and the Agent Bank.

“Beneficiaries” means, collectively, the Agent Bank and the Facility B Lenders, and “Beneficiary” means any of the Agent Bank or the Lenders.

“Credit Agreement” means the amended and restated credit agreement dated for reference July 25, 2019 between the Guarantor as Borrower, the Agent Bank, as agent, the Facility A Lenders and the Facility B Lenders.

“Default Rate” means the rate per annum that is equal to the rate of interest then payable under the Credit Agreement in accordance with Section 2.7 of the Credit Agreement.

“Facility B Borrower” means [**].

“Guarantee” means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Guarantor” means Methanex Corporation and its successors.

(b)

Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2	Interpretation

(a)	The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

(b)

The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

(c)

The words “including” and “includes”, when either follows any general term or statement, are not to be construed as limiting the general term or statement to the specific terms or matters set forth immediately following such word or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.

(d)	As used herein, each gender shall include all genders, and the singular shall include the plural and the plural the singular, as the context shall require.

(e)	In this Guarantee, unless otherwise stated herein:

(i)

reference to any body corporate shall include successors thereto, whether by way of amalgamation or otherwise; provided that certain corporate reorganizations shall nonetheless be subject to the terms and provisions of the Credit Facility Documents;

(ii)

reference to any statute, enactment or legislation or to any section or provision thereof shall include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time; and

(iii)

reference to any agreement, instrument, Permit or other document shall include reference to such agreement, instrument, Permit or other document as the same may have been heretofore, or may be hereafter, amended, supplemented or restated from time to time (and irrespective of whether amendments, supplements or restatements prior to the date hereof have or have not been specifically identified herein).

1.3	Interest Act (Canada)

For purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which any rate of interest based on LIBOR is equivalent may be determined by multiplying the applicable rate by a fraction, the numerator of which is the number of days to the same calendar date in the next calendar year (or 365 days if the calculation is made as of February 29) and the denominator of which is 360.

ARTICLE 2

GUARANTEE

2.1	Guarantee of Facility B Obligations

The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance by the Facility B Borrower of all of the Facility B Obligations, together with interest thereon as provided in Section 5.4.

2.2	Indemnity

If any or all of the Facility B Obligations are not duly paid or performed by the Facility B Borrower and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of the Facility B Borrower to pay and perform such Facility B Obligations.

2.3	Guarantor as Principal Obligor

If any or all of the Facility B Obligations are not duly paid or performed by the Facility B Borrower and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Facility B Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefor as provided herein.

2.4	Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:

(a)

any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Facility B Obligation, security, person or otherwise, including any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Facility B Obligations, covenants or undertakings of the Facility B Borrower under the Credit Facility Documents;

(b)	any modification or amendment of or supplement to the Facility B Obligations;

(c)

any loss of or in respect of any security held by the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non-perfection or invalidity of any such security;

(d)

any change in the existence, structure, constitution, name, control or ownership of the Facility B Borrower or any other person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Facility B Borrower or any other person or their respective assets;

(e)

the existence of any set-off, counterclaim, claim or other right which the Guarantor or the Facility B Borrower may have at any time against the Beneficiaries or any other person, whether in connection with the Credit Agreement, this Guarantee or any unrelated transaction;

(f)

any provision of applicable law purporting to prohibit or limit the payment by the Facility B Borrower of any Facility B Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under applicable law;

(g)	any limitation, postponement, prohibition, subordination or other restriction on the right of a Beneficiary to payment of the Facility B Obligations;

(h)	any release, substitution or addition of any other guarantor of the Facility B Obligations;

(i)

any defence arising by reason of any failure of any Beneficiary to make any presentment, demand, or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Facility B Obligations and the existence, creation, or incurring of new or additional Facility B Obligations;

(j)

any defence arising by reason of any failure of a Beneficiary to proceed against the Facility B Borrower or any other person, or to apply or exhaust any security held from the Facility B Borrower or any other person for the Facility B Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other person, or to pursue any other remedy available to the Beneficiaries;

(k)

any defence arising by reason of the invalidity, illegality or lack of enforceability of the Facility B Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of the Facility B Borrower or any other person, or by reason of any limitation, postponement or prohibition on a Beneficiary’s rights to payment, or the cessation from any cause whatsoever of the liability of the Facility B Borrower or any other person with respect to all or any part of the Facility B Obligations (other than irrevocable payment to the Beneficiaries in full of the Facility B Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of the Facility B Borrower or any other person or of all or any part of the Facility B Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(l)

any defence arising by reason of the failure by a Beneficiary to obtain, register, perfect or maintain a Lien in or upon any property of the Facility B Borrower or any other person, or by reason of any interest of the Beneficiaries in any property, whether as owner thereof or as holder of a Lien therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;

(m)	any defence arising by reason of the failure of the Beneficiaries to marshal assets;

(n)

to the extent permitted under applicable law, any defence based upon any failure of the Beneficiaries to give to the Facility B Borrower or the Guarantor notice of any sale or other disposition of any property securing any or all of the Facility B Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

(o)

any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Facility B Borrower or any other person, including any discharge or bar against collection of any of the Facility B Obligations; or

(p)

any other law, event or circumstance or any other act or failure to act or delay of any kind by the Facility B Borrower, the Beneficiaries or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor’s obligations hereunder, other than as a result of the payment or extinguishment in full of the Facility B Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against the Facility B Borrower for reimbursement, the Guarantor’s right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.

ARTICLE 3

DEALINGS WITH THE FACILITY B BORROWER AND OTHERS

3.1	No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to the Facility B Borrower or any other guarantor or endorser;

(b)

take or abstain from taking security or collateral from the Facility B Borrower or any other guarantor or endorser or from perfecting security or collateral of the Facility B Borrower or any other guarantor or endorser;

(c)	accept compromises from the Facility B Borrower or any other guarantor or endorser;

(d)

subject to the Credit Facility Documents, apply all money at any time received from the Facility B Borrower or from security upon such part of the Facility B Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(e)	otherwise deal with the Facility B Borrower and all other persons and any security as the Beneficiaries may see fit.

3.2	No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against the Facility B Borrower or other persons or any securities or collateral they may hold or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3	Evidence of Facility B Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and the Facility B Borrower shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4	No Set off

In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that the Facility B Borrower or the Guarantor may have against one or more of the Beneficiaries.

ARTICLE 4

CONTINUING GUARANTEE

4.1	Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Facility B Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Facility B Borrower), all as though such payment had not been made.

4.2	Revival of Indebtedness

If at any time, all or any part of any payment previously received by a Beneficiary and applied to any Facility B Obligation must be rescinded or returned by the Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Facility B Borrower), such Facility B Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiary, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Facility B Obligation as though such application by the Beneficiary had not been made.

ARTICLE 5

DEMAND

5.1	Demand for Payment

The Beneficiaries shall be entitled to make demand upon the Guarantor at any time upon and during the continuance of default in the payment or performance by the Facility B Borrower of any of the Facility B Obligations in accordance with the terms of the relevant Credit Facility Document, and upon any such demand the Beneficiaries may collect from the Guarantor such Facility B Obligations. The Guarantor shall make payment to or performance in favour of the Beneficiaries of all Facility B Obligations forthwith after demand therefor is made upon the Guarantor by the Beneficiaries as aforesaid.

5.2	Stay of Acceleration

If acceleration of the time for payment of any amount payable by the Facility B Borrower in respect of the Facility B Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of the Facility B Borrower or any moratorium affecting the payment of the Facility B Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.

5.3	Expenses

The Guarantor shall pay to the Beneficiaries all reasonable out of pocket costs and expenses, including all reasonable legal fees (on a solicitor and his own client basis) and other expenses incurred by the Beneficiaries from time to time in the enforcement, realization and collection of or in respect of this Guarantee. All such amounts shall be payable by the Guarantor on demand by the Beneficiaries.

5.4	Interest

Any payment obligation comprised in the Facility B Obligations guaranteed hereunder which is not paid when due hereunder shall bear interest, to the extent not already included in the Facility B Obligations, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment at the rate or rates provided in the relevant Credit Facility Document for such Facility B Obligations. Any other amounts payable pursuant hereto, including pursuant to Section 5.3, which are not paid when due hereunder shall bear interest, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment or reimbursement thereof by the Guarantor at a rate per annum that is equal to the Default Rate. All such interest shall accrue daily and shall be payable by the Guarantor on demand by the Beneficiaries.

ARTICLE 6

SUBROGATION, ASSIGNMENT, ETC.

6.1	Subrogation

(a)

Until all the Facility B Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against the Facility B Borrower in respect of the Facility B Obligations, and until such time the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Facility B Obligations.

(b)

If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee, and (ii) the Facility B Obligations are performed and irrevocably paid in full then the Beneficiaries will, at the Guarantor’s request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries’ interest in the Facility B Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

6.2	Assignment and Postponement

(a)

All debts and liabilities, present and future, of the Facility B Borrower to the Guarantor are hereby assigned to the Agent Bank, for the benefit of the Beneficiaries, and postponed to the Facility B Obligations, and all money received by the Guarantor in respect thereof will be held in trust for the Agent Bank, for the benefit of the Beneficiaries, and forthwith upon receipt will be paid over to the Agent Bank, for the benefit of the Beneficiaries,, the whole without in any way lessening or limiting the liability of the Guarantor hereunder and this assignment and postponement is independent of the guarantee, indemnity and primary obligor obligations contained in this Guarantee and will remain in full force and effect until, in the case of the assignment, the liability of the Guarantor under this Guarantee has been discharged or terminated and, in the case of the postponement, until all Facility B Obligations are performed and indefeasibly paid in full.

(b)

The Agent Bank may, at any time, give notice of this Guarantee and the assignment granted pursuant to this Section 6.2 to the Facility B Borrower and, after the occurrence and during the continuance of an Event of Default, may give notice to the Facility B Borrower to make all further payments to the Agent Bank, and, after the occurrence and during the continuance of an Event of Default, any payment or other proceeds in respect of debts and liabilities owing by the Facility B Borrower to the Guarantor received by the Guarantor from the Facility B Borrower whether before or after any notice is given by the Agent Bank shall be held by the Guarantor in trust for the Guarantor and forthwith paid over to the Agent Bank on request.

ARTICLE 7

MISCELLANEOUS

7.1	Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1, 5.3 and 5.4.

7.2	Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and assigns of the Beneficiaries permitted under the Credit Facility Documents and be binding upon the successors of the Guarantor.

7.3	Foreign Currency Facility B Obligations

If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder to the Agent Bank or any Facility B Lender in one currency (in this section 7.3, the “Original Currency”) into another currency (in this section 7.3, the “Judgment Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Agent Bank or such Facility B Lender could purchase the Original Currency with the Judgment Currency on the Business Day preceding that on which final judgment is paid or satisfied.

The obligations of the Guarantor in respect of any sum due in the Original Currency from it to the Agent Bank or any Facility B Lender under any Credit Facility Document shall, notwithstanding any judgment in any Judgment Currency, be discharged only to the extent that, on the Business Day following receipt by the Agent Bank or such Facility B Lender of any sum adjudged to be so due in such Judgment Currency, such Facility B Lender may in accordance with normal banking procedures purchase the Original Currency with such Judgment Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Agent Bank or such Facility B Lender in the Original Currency, the Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent Bank or such Facility B Lender against such loss and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Agent Bank or such Facility B Lender in the Original Currency, the Agent Bank or such Facility B Lender agrees to remit such excess to the Guarantor.

The obligations of the Guarantor under this section 7.3 shall survive the payment and performance of the Facility B Obligations.

7.4	Taxes and Set-off by Guarantor

The Guarantor acknowledges and agrees that the provisions of Section 12.11 of the Credit Agreement shall apply to payments made by the Guarantor under this Guarantee in respect of Facility B Obligations in like manner as if references to “the Borrower” in the said Section 12.11 were references to the Guarantor.

7.5	Severability

The provisions of this Guarantee are intended to be severable. If any provision of this Guarantee shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

7.6	Amendments and Waivers

Any provision of this Guarantee may be amended, waived or a consent given in respect thereof with the written concurrence of the Guarantor and the Agent Bank on behalf of the Beneficiaries. Any waiver and any consent by the Agent Bank on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Agent Bank and may be given subject to any conditions thought fit by the Agent Bank. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

7.7	Additional Security

This Guarantee is in addition and without prejudice to any security of any kind (including other guarantees) now or hereafter held by the Beneficiaries and any other rights or remedies they might have.

7.8	Notices

Any demand, notice or other communication (hereinafter in this Section referred to as a “Communication”) to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery or facsimile addressed to the recipient as follows:

To the Agent Bank on behalf of the Beneficiaries as follows:

Royal Bank of Canada

20 King Street West, 4th Floor

Toronto, Ontario

M5H 1C4

Attention: Manager, Agency Services

Telecopy No.

To the Guarantor:

Methanex Corporation

Suite 1800, 200 Burrard Street

Vancouver, B.C.

V6C 3M1

Attention: Chief Financial Officer

Telecopy No.

(with a copy to Attention: General Counsel

Telecopy No.

or such other address or electronic communication number as may be designated by notice by any party to the other. Any Communication given by personal delivery or facsimile transmission shall be conclusively deemed to have been given on the day of actual delivery or transmittal thereof.

7.9	Assignment

The rights of the Beneficiaries under this Guarantee may be assigned by the Beneficiaries in accordance with the provisions of the Credit Agreement. The Guarantor may not assign its obligations under this Guarantee.

7.10	Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

7.11	Financial Condition

The Guarantor is fully aware of the financial condition of the Facility B Borrower and acknowledges that it shall receive a benefit from the Beneficiaries entering into the Credit Facility Documents to which the Beneficiaries are a party. The Guarantor assumes all responsibility for being and keeping itself informed of Facility B Borrower’s financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Facility B Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise the Guarantor of information known to any of them regarding such circumstances or risks.

7.12	Acknowledgement of Documentation

The Guarantor hereby acknowledges receipt of a true and complete copy of the other Credit Facility Documents and all of the terms and conditions thereof.

7.13	Governing Law

This Guarantee shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

7.14	Attornment

The Guarantor and each of the Beneficiaries hereby attorn and submit to the jurisdiction of the courts of the Province of British Columbia in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of British Columbia shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of the Guarantor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

METHANEX CORPORATION

Per:
Name:
Title:

Per:
Name:
Title:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: August 2, 2019	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	General Counsel & Corporate Secretary